SUPPLEMENT Dated April 30, 2010
To The Prospectus Dated April 30, 2010 For

ING Equi-Select

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account EQ

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

Notice of Portfolio Reorganization

Effective after the close of business <u>on or about August 20, 2010</u>, the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Wells Fargo Small Cap Disciplined Portfolio	ING Small Company Portfolio

The reorganization will be administered pursuant to a reorganization agreement, which has been approved by the board of trustees of the Disappearing Portfolio. The reorganization agreement will also be subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to take place on or about August 20, 2010, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at
1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

ING USA Annuity and Life Insurance Company
Separate Account EQ

Individual Flexible Premium Deferred Variable Annuity

EQUI-SELECT

April 30, 2010

This prospectus describes an individual flexible premium deferred variable Contract (the "Contract") issued by ING USA Annuity and Life Insurance Company ("ING USA," the "Company," "we," "us" or "our"). Prior to January 1, 2004, the Contract was issued by Equitable Life Insurance Company of Iowa ("Equitable Life"). (See "ING USA Annuity and Life Insurance Company" for information about the merger of Equitable Life with and into ING USA.) The Contract was available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that did not qualify for such treatment ("non-qualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select. The investment portfolios available under your Contract are listed on the next page.

You have the right to return the Contract within 10 days after you receive it for a full refund of the contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalty taxes on surrender, and the Contract may have new charges, including a maximum surrender charge of up to 8.0% of each premium payment. See "Charges and Fees" for a more complete description of the surrender charge.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated April 30, 2010, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in a Trust or Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "Other Contract Provisions – Selling the Contract," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios currently available under your Contract are:

ING Investors Trust
ING American Funds Asset Allocation Portfolio
ING American Funds Bond Portfolio
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING American Funds World Allocation Portfolio (Class S)
ING Artio Foreign Portfolio (Class S)
ING BlackRock Inflation Protected Bond Portfolio (Class S)
ING BlackRock Large Cap Growth Portfolio (Class S)
ING DFA Global All Equity Portfolio (Class S)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)
ING Franklin Income Portfolio (Class S)
ING Franklin Mutual Shares Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico Growth Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING Morgan Stanley Global Franchise Portfolio (Class S)
ING Morgan Stanley Global Tactical Asset Allocation Portfolio (Class S)
ING Oppenheimer Active Allocation Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Bond Portfolio (Class S)
ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Retirement Conservative Portfolio (ADV Class)
ING Retirement Growth Portfolio (ADV Class)
ING Retirement Moderate Growth Portfolio (ADV Class)
ING Retirement Moderate Portfolio (ADV Class)
ING Templeton Global Growth Portfolio (Class S)
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING Van Kampen Growth and Income Portfolio (Class S)
ING Wells Fargo Health Care Portfolio (Class S)
ING Wells Fargo Omega Growth Portfolio (Class S)

ING Partners, Inc.
ING Baron Small Cap Growth Portfolio (Service Class)
ING Davis New York Venture Portfolio (Service Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Templeton Foreign Equity Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)

ING Variable Funds
ING Growth and Income Portfolio (Class S)

ING Variable Portfolios, Inc.
ING BlackRock Science and Technology Opportunities Portfolio (Class S)
ING EURO STOXX 50$^®$ Index Portfolio (ADV Class)
ING FTSE 100 Index$^®$ Portfolio (ADV Class)
ING Hang Seng Index Portfolio (Class S)
ING International Index Portfolio (Class S)
ING Japan TOPIX Index$^®$ Portfolio (ADV Class)
ING Russell™ Large Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Large Cap Index Portfolio (Class S)
ING Russell™ Large Cap Value Index Portfolio (Class S)
ING Russell™ Mid Cap Growth Index Portfolio (Class S)
ING Russell^{TM} Mid Cap Index Portfolio (Class S)
ING Russell^{TM} Small Cap Index Portfolio (Class S)
ING Small Company Portfolio (Class S)
ING U. S. Bond Index Portfolio (Class S)
ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio (Class S)

ING Variable Products Trust
ING MidCap Opportunities Portfolio (Class S)

ING Intermediate Bond Portfolio (Class S)

BlackRock Variable Series Funds, Inc.
BlackRock Global Allocation V.I. Fund (Class III)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. See Appendix A for all subaccounts and valuation information. Appendix B highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes.**If you received a summary prospectus for any of the underlying investment portfolios available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.**

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

Special Term	Page
Accumulation Unit	4
Annuitant	11
Annuity Start Date	11
Cash Surrender Value	14
Contract Date	11
Contract Owner	11
Contract Value	14
Contract Year	11
Death Benefit	21
Free Withdrawal Amount	8
Net Investment Factor	4
Net Rate of Return	4

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Phase	Accumulation Period
Annual Contract Administrative Charge	Annual Contract Maintenance Charge
Annuity Start Date	Maturity Date
Asset-Based Administrative Charge	Administrative Charge
Automatic Rebalancing	Automatic Portfolio Rebalancing
Business Day	Valuation Date
Cash Surrender Value	Contract Withdrawal Value
Contract Date	Issue Date
Contract Year	Contract Anniversary Date
Premium Payment	Purchase Payment
Surrender Charge	Withdrawal Charge
Systematic Withdrawals	Automatic Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Surrender Charge (as a percentage of each premium payment) .... 8%[1]

Transfer Charge .... $25 per transfer[2]

Overnight Charge .... $20[3]

[1] The surrender charge decreases 1% each year to 0% after the seventh year following receipt of the premium payment.

[2] We may assess a transfer charge on each transfer after the first twelve transfers made each Contract year. We currently do not impose this charge, but reserve the right to do so in the future.

[3] You may choose to have this charge deducted from the amount of a withdrawal you would like sent to you by overnight delivery service.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Trust or Fund fees and expenses.

Periodic Fees and Expenses

Annual Contract Administrative Charge $30

Separate Account Annual Charges (as a percentage of average daily net asset values)

Mortality and Expense Risk Charge	1.25%
Asset-Based Administrative Charge	0.15%
Total Separate Account Charges	1.40%

Trust or Fund Expenses
The next item shows the minimum and maximum total operating expenses charged by the Trust or Fund that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are for the year ended December 31, 2009 and do not take into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.54%	2.76%

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund or Trust prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above.

Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

Example:
This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Trust or Fund fees and expenses.

The example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Trusts or Funds.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,229	$1,897	$2,577	$4,432
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$429	$1,297	$2,177	$4,432
3) If you do *not* surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$429	$1,297	$2,177	$4,432

The example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than these shown. Compensation is paid for the sale of the Contracts. For information about this compensation, see "Other Contract Provisions – Selling the Contract."

Fees Deducted by the Funds

   Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Charges and Fees – Trust and Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit
We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account EQ has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables containing (i) the accumulation unit value history of each subaccount of Separate Account EQ offered in this prospectus and (ii) the total investment value history of each subaccount are presented in Appendix A -- Condensed Financial Information.

Net Investment Factor
The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated as follows:

1) We take the net asset value of the subaccount at the end of each business day.

2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.

3) We divide (2) by the net asset value of the investment portfolio at the end of the preceding business day.

4) We then subtract the daily charges from the subaccount: the mortality and expense risk charge and the asset-based administrative charge.

Calculations for the investment portfolios are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements
The statements of assets and liabilities, the related statements of operations and the statements of changes of Separate Account EQ and the financial statements of ING USA Annuity and Life Insurance Company are included in the Statement of Additional Information.

SEPARATE ACCOUNT EQ

Separate Account EQ was established as a separate account under Iowa law on July 14, 1988. Prior to January 1, 2004, Separate Account EQ was known as Equitable Life Insurance Company of Iowa Separate Account A. In connection with the merger of Equitable Life with and into ING USA, the Separate Account was transferred to ING USA on January 1, 2004, and renamed Separate Account EQ. Separate Account EQ is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). Separate Account EQ is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account EQ but such assets are kept separate from our other accounts.

Separate Account EQ is divided in subaccounts. Each subaccount invests exclusively in shares of one mutual fund investment portfolio of a Trust or Fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account EQ without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account EQ. If the assets in Separate Account EQ exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

Note: We currently offer other variable annuity contracts that invest in Separate Account EQ but are not discussed in this prospectus. Separate Account EQ may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract -- Addition, Deletion or Substitution of Subaccounts and Other Changes."

ING USA ANNUITY AND LIFE INSURANCE COMPANY

Prior to January 1, 2004, the Contracts were issued by Equitable Life, an affiliate of ours. Equitable Life was a life insurance company founded in Iowa in 1867. On January 1, 2004, Equitable Life (and other affiliated companies) merged with and into ING USA Annuity and Life Insurance Company ("ING USA"), and ING USA assumed responsibility for Equitable Life's obligations under the Contracts.

ING USA is an Iowa stock life insurance company originally incorporated in Minnesota on January 2, 1973. Prior to the merger, ING USA was named Golden American Life Insurance Company. ING USA is an indirect wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V., ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in the District of Columbia and all states, except New York. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the ING Investors Trust, is also a wholly owned indirect subsidiary of ING. ING also indirectly owns ING Investments, LLC and ING Investment Management Co., portfolio managers of the ING Investors Trust and the investment managers of the ING Variable Insurance Trust, ING Variable Products Trust and ING Variable Product Portfolios, respectively.

ING USA's principal office is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

As part of a restructing plan approved by the European Commission, ING has agreed to separate its banking and insurance bursinesses by 2013. ING intends to achienve this separation over the next for years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including intitial public offerings, sales or combinations thereof.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE TRUSTS AND FUNDS

You will find information about the Trusts and Funds currently available under your Contract in Appendix B - The Investment Portfolios. A prospectus containing more complete information on each Trust or Fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.

Certain funds are designated as "Master-Feeder" or "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. See "Trust and Fund Expenses." Consult with your investment professional to determine if the Portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the Trusts or Funds conflict, we, the Boards of Trustees or Directors of the Trusts or Funds, and any other insurance companies participating in the Trusts of Funds will monitor events to identify and resolve any material conflicts that may arise.

CHARGES AND FEES

We deduct the Contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administrating the Contracts, including compensation and expenses paid in connection with the sales of the contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. The amount of a charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. In the event there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of Contracts.

Surrender Charges Deducted from the Contract Value
For purposes of determining any applicable surrender charges under the Contract, contract value is removed in the following order: 1) earnings (contract value less premium payments not withdrawn); 2) premium payments in the Contract for more than 8 years (these premium payments are liquidated on a first in, first out basis); 3) additional free amount (which is equal to 10% of the premium payments in the Contract for less than 8 years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payments made after the first withdrawal in the contract year but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than 8 years old); and 4) premium payments in the Contract for less than 8 years (these premium payments are removed on a first in, first out basis).

    Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the 8-year period from the date we receive and accept a premium payment. The surrender charge is based on a percentage of each premium payment. This charge is intended to cover sales expenses that we have incurred. We may in the future reduce or waive the surrender charge in certain situations and will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7	8+
Surrender Charge	8%	7%	6%	5%	4%	3%	2%	1%	0%

Free Withdrawal Amount. At any time, you may make a withdrawal without the imposition of a surrender charge, of an amount equal to the sum of:

- earnings (contract value less unliquidated purchase payments);

- premium payments in the Contract for more than eight years, and

- an amount which is equal to 10% of the premium payments in the Contract for less than eight years, fixed at the time of the first withdrawal in the contract year, plus 10% of the premium payment made after the first withdrawal in the contract year (but before the next contract anniversary, less any withdrawals in the same contract year of premium payments less than eight years old).

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Tax Code. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the free withdrawal amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax.

Premium Taxes. We may make a charge for state and local premium taxes depending on the contract owner's state of residence. The tax can range from 0% to 3.5% of the premium. We have the right to change this amount to conform with changes in the law or if the contract owner changes state of residence.

We deduct the premium tax from your contract value on the annuity start date. However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it on surrender of the Contract, on excess withdrawals or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary, or if you surrender your Contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you. The amount deducted is $30 per Contract, unless waived by the Company. We deduct the annual administrative charge proportionately from all subaccounts in which you are invested. This charge is intended to compensate us for expenses associated with the administration of the Contract.

Transfer Charge. You may make 12 free transfers each contract year. We reserve the right to assess a transfer charge equal to the lesser of 2% of the contract value transferred or an amount not greater than $25 for each transfer after the twelfth transfer in a contract year. We currently do not assess this charge. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose. However, we reserve the right to treat multiple transfers in a single day, auto rebalancing and dollar cost averaging as standard transfers when determining annual transfers and imposing the transfer charge. This charge is intended to cover the expenses we incur when processing transfers.

Overnight Fees. You may elect to have a $20 overnight charge deducted from a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. We deduct on each business day a mortality and expense risk charge which is equal, on an annual basis, to 1.25% of the average daily net asset value of the Separate Account. The charge is deducted on each business day at the rate of .003446% for each day since the previous business day.

If the mortality and expense risk charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company.

The mortality and expense risk charge is guaranteed by the Company and cannot be increased. This charge is intended to compensate us for the mortality and expense risks we assume when we issue a Contract. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the Contracts and operating the subaccounts of the Separate Account are greater than we estimated.

Asset-Based Administrative Charge. We will deduct a daily charge from the assets in each subaccount, to compensate us for a portion of the administrative expenses under the Contract. The daily charge is at a rate of .000411% (equivalent to an annual rate of 0.15%) on the assets in each subaccount.

Trust and Fund Expenses
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.** You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC or another company affiliate, generate the largest dollar amount of revenue for the company. Affiliated funds may also be subadvised by a company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the company. The company expects to earn a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. The types of revenue received by the company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue may be retained by the affiliated investment adviser and ultimately shared with the company. The company receives additional amounts related to affiliated funds in the form of intercompany payments from the fund's investment adviser or the investment adviser's parent. These revenues provide the company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The types of revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the company or its affiliates in 2009, in connection with the registered annuity contracts issued by the company, that ranking would be as follows:

- BlackRock Variable Series Funds, Inc.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the company or its affiliates in 2009, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Contract Provisions – Selling the Contract."

THE ANNUITY CONTRACT

The Contract described in this prospectus is an individual flexible premium deferred variable annuity Contract. The Contract provides a means for you to invest in one or more of the available mutual fund portfolios of the Trust and Funds in which the subaccounts funded by Separate Account EQ invest.

Contract Date and Contract Year
The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Annuity Start Date
The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Contract Owner
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the Contract. One or more persons may own the Contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. See "Joint Owner" below.

Joint owner
For non-qualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

Annuitant
The annuitant is the person designated by you to be the measuring life in determining annuity payments. The annuitant also determines the death benefit. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the Contract is in effect.

The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date.

Beneficiary
The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

Unless you, as the owner, state otherwise, all rights of a beneficiary, including an irrevocable beneficiary, will end if he or she dies before the annuitant. If any beneficiary dies before the annuitant, that beneficiary's interest will pass to any other beneficiaries according to their respective interests. If all beneficiaries die before the annuitant, upon the annuitant's death we will pay the death proceeds to the owner, if living, otherwise to the owner's estate or legal successors.

Change of Contract Owner or Beneficiary
During the annuitant's lifetime, you may transfer ownership of a non-qualified Contract. A change in ownership may affect the amount of the death benefit and the guaranteed death benefit. You may also change the beneficiary. All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your requests. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract
We are no longer offering the Contract for sale to new purchasers.

The minimum premium payment for non-qualified Contracts is an aggregate of $5,000 the first year. You may make additional payments of at least $100 or more at any time after the free look period. Under certain circumstances, we may waive and/or modify the minimum subsequent payment requirement. For qualified Contracts, you may make the minimum payments of $100 per month if payroll deduction is used; otherwise it is an aggregate of $2,000 per year. Prior approval must be obtained from us for subsequent payments in excess of $500,000 or for total payments in excess of $1,500,000. We reserve the right to accept or decline any application or payment.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (i) if you are looking for a short-term investment; (ii) if you cannot risk getting back less money than you put in; or (iii) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus.

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact our Customer Service Center or you registered representative.

Crediting of Premium Payments

We will process your initial premium payment within 2 business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within 1 business day if we receive all necessary information. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain premium payments for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold it until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

We will allocate your initial payment according to the instructions you specified. If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account EQ, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account EQ specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.

1) If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid.

2) If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account EQ at the accumulation unit value next determined after receipt of your premium payment and instructions.

We will allocate your initial premium payment to the subaccount(s) of Separate Account EQ selected by you. Unless otherwise changed by you, subsequent premium payments are allocated in the same manner as the initial premium payment. If you give us allocation instructions along with a subsequent premium payment, the allocation instructions will apply to only that payment unless you specify otherwise.

Once we allocate your premium payment to the subaccount(s) selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account EQ with respect to the Contract. The net investment results of each subaccount vary with its investment performance.

If your Contract is issued in a state that requires us to return your premium payment during the free look period, then the portion of the first premium payment that you had directed to the subaccounts may be placed in a subaccount specifically designated by us (currently the ING Liquid Assets subaccount) for the duration of the free look period. If you keep your Contract after the free look period and the premium payment was allocated to a subaccount specifically designated by us, we will convert your contract value (your initial premium, plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the Contract.

Administrative Procedures
We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the accumulation value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of the contract value in each subaccount in which you are invested.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

1) We take the contract value in the subaccount at the end of the preceding business day.

2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

3) We add (1) and (2).

4) We add to (3) any additional premium payments, and then add or subtract transfers to or from that subaccount.

5) We subtract from (4) any withdrawals, and any related charges, and then subtract any contract fees, and distribution fee (annual sales load) and premium taxes.

Cash Surrender Value
The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any annual contract administrative charge, any charge for premium taxes, and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value
You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at our Customer Service Center. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

The Subaccounts
Each of the subaccounts of Separate Account EQ offered under this prospectus invests in an investment portfolio with its own distinct investment objectives and policies. Each subaccount of Separate Account EQ invests in a corresponding portfolio of a Trust or Fund.

Addition, Deletion or Substitution of Subaccounts and Other Changes
We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We may amend the Contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than the portfolio it replaces.

We also reserve the right to: (i) deregister Separate Account EQ under the 1940 Act; (ii) operate Separate Account EQ as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account EQ as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account EQ; and (v) combine Separate Account EQ with other accounts.

Other Contracts
We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative.

WITHDRAWALS

Any time prior to the annuity start date and before the death of the annuitant, you may withdraw all or part of your money. Keep in mind that if at least $100 does not remain in a subaccount, we will treat it as a request to surrender the Contract. For Contracts issued in Idaho, no withdrawal may be made for 30 days after the date of purchase. We will terminate the Contract if a total withdrawal is made. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. See "Charges and Fees — Surrender Charges Deducted from the Contract Value — Surrender Charge for Excess Withdrawals." You need to submit to us a written request specifying accounts from which to withdraw amounts, otherwise we will make the withdrawal on a pro-rata basis from all of the subaccounts in which you are invested.

We will pay the amount of any withdrawal from the subaccounts within 7 calendar days of receipt of a request, unless the "Suspension of Payments or Transfers" provision is in effect. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The Contract value may be more or less than the premium payments made. Keep in mind that a withdrawal will result in the cancellation of accumulation units for each applicable subaccount of the Separate Account EQ.

We offer the following three withdrawal options:

Regular Withdrawals
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100 or your entire interest in the subaccount.

Systematic Withdrawals
You may choose to receive automatically systematic withdrawals on the 15th of each month, or any other monthly date mutually agreed upon, from your contract value in the subaccount(s). Each withdrawal payment must be at least $100 (or the owner's entire interest in the subaccount, if less) and is taken pro-rata from the subaccount(s). We reserve the right to charge a fee for systematic withdrawals. Currently, however, there are no charges for systematic withdrawals. The minimum Contract value which must remain in a subaccount after any partial withdrawal is $100 or the withdrawal transaction will be deemed a request to surrender the Contract.

You may change the amount of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. You may elect to have this option begin in a contract year where a regular withdrawal has been taken but you may not change the amount of your withdrawals in any contract year during which you had previously taken a regular withdrawal. You may not elect this if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and non-qualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

IRA Withdrawals
If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the Contract Date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawal will occur on the next business day after your Contract Date for your desired frequency.

You may request that we calculate for you the amount that is required to be withdrawn from your Contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the Contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending us satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

Consult your tax adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

Texas Optional Retirement Program
A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") will contain an ORP endorsement that will amend the Contract as follows:

1) If for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request.

2) We will not pay any benefits if the participant surrenders the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70½. The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

Reduction or Elimination of the Surrender Charge
The amount of the surrender charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. We will determine whether we will reduce surrender charges after examining all the relevant factors such as:

1) The size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

2) The total amount of premium payments to be received. Per Contract sales expenses are likely to be less on larger premium payments than on smaller ones.

3) Any prior or existing relationship with the Company. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

The surrender charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will reductions or elimination of the surrender charge be permitted where reductions or elimination will be unfairly discriminatory to any person.

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Prior to the annuity start date and after the free look period, you may transfer your contract value among the subaccounts in which you are invested at the end of the free look period until the annuity start date. If more than 12 transfers are made in any contract year, we will charge a transfer fee equal to the lesser of 2% of the Contract value transferred or $25 for each transfer after the twelfth transfer in a contract year. The minimum amount you may transfer is $100, or if less, your account value.

Separate Account EQ and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging (DCA) program in any subaccount. That subaccount will serve as the source account from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccount(s) you select. Dollar Cost Averaging is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and less units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You must participate in any dollar cost averaging program for at least five (5) months.

All dollar cost averaging transfers will be made on the 15th of each month or another monthly date mutually agreed upon (or the next business day if the 15th of the month is not a business day). Such transfers currently are not taken into account in determining any transfer fees. We reserve the right to treat dollar cost averaging transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees. If you, as an owner, participate in the dollar cost averaging program you may not make automatic withdrawals of your contract value or participate in the automatic rebalancing program.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date.

We may in the future offer additional subaccounts or withdraw any subaccount to or from the dollar cost averaging program, or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $25,000 of contract value invested in the subaccounts of Separate Account EQ, you may elect to have your investments in the subaccounts automatically rebalanced. We will transfer funds under your Contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. All automatic rebalancing transfers will be made on the 15th of the month that rebalancing is requested or another monthly date mutually agreed upon (or the next valuation date, if the 15th of the month is not a business day).

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

If you, as the contract owner, are participating in automatic rebalancing, such transfers currently are not taken into account in determining any transfer fee. We reserve the right to treat automatic rebalancing transfers as standard transfers when determining the number of transfers in a year and imposing any applicable transfer fees.

DEATH BENEFIT

Death Benefit During the Accumulation Phase

We will pay a death benefit if the annuitant dies before the annuity start date. Assuming you are also the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. The death benefit value is calculated at the close of the business day on which we receive written notice and due proof of death as well as properly completed required claim forms, at our Customer Service Center. If the beneficiary elects to delay receipt of the death benefit, the amount of the death benefit payable in the future may be affected. If the deceased annuitant was not an owner, the proceeds may be received in a single sum, applied to any of the annuity options or, if available, paid over the beneficiary's lifetime (see "Withdrawals — Systematic Withdrawals" above). A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary. If the deceased annuitant was an owner, then death proceeds must be distributed in accordance with the Death of Owner provisions below.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless you elect otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to earn a profit on these accounts. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death" below. Interest earned on this account may be less than interest paid on other settlement options.

We will generally pay death single lump sum payments benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Contract Owner's Death" below.

Death Proceeds

If the annuitant is **less than age 67** at the time of purchase, the death benefit is the greatest of:

1) the contract value;

2) the total premium payments made under the Contract after subtracting any withdrawals; or

3) the highest contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on every contract anniversary on or before your death beginning with the 8th anniversary and ending on the last anniversary prior to attained age 76.

If the annuitant is **between the ages of 67 and 75** at the time of purchase, the death benefit is the greatest of:

1) the contract value;

2) the total premium payments made under the Contract after subtracting any withdrawals; or

3) the contract value (plus subsequent premiums less subsequent withdrawals and taxes) determined on the 8th contract anniversary but on or before your death.

If the annuitant is **age 76 or older** at the time of purchase, the death benefit is the contract value.

Note: In all cases described above, amounts could be reduced by premium taxes owed and withdrawals not previously deducted. Please refer to the Contract for more details.

The beneficiary may choose an annuity payment option only during the 60-day period beginning with the date we receive acceptable due proof of death.

The beneficiary may elect to have a single lump payment or choose one of the annuity options.

The entire death proceeds must be paid within five (5) years of the date of death unless:

1) the beneficiary elects to have the death proceeds:

   (a) payable under a payment plan over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary; and

   (b) payable beginning within one year of the date of death; or

2) if the beneficiary is the deceased owner's spouse, the beneficiary may elect to become the owner of the Contract and the Contract will continue in effect.

Death of the Annuitant

1) If the annuitant dies prior to the annuity start date, we will pay the death proceeds as provided above.

2) If the annuitant dies after the annuity start date but before all of the proceeds payable under the Contract have been distributed, the Company will pay the remaining proceeds to the beneficiary(ies) according to the terms of the supplementary contract.

If the owner or annuitant dies after the annuity start date, we will continue to pay benefits in accordance with the supplement agreement in effect.

Death of Owner

1) If any owner of the Contract dies before the annuity start date, the following applies:

    (a) If the new owner is the deceased owner's spouse, the Contract will continue and, if the deceased owner was also the annuitant, the deceased owner's spouse will also be the annuitant.

    (b) If the new owner is someone other than the deceased owner's spouse, the entire interest in the Contract must be distributed to the new owner:

        (i) within 5 years of the deceased owner's death; or

        (ii) over the life of the new owner or over a period not extending beyond the life expectancy of the new owner, as long as payments begin within one year of the deceased owner's death.

If the deceased owner was the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the beneficiary.

If the deceased owner was not the annuitant, the new owner will be the joint owner, if any, or if there is no joint owner, the contingent owner named under the Contract. If there is no surviving joint or contingent owner, the new owner will be the deceased owner's estate.

If the new owner under (b) above dies after the deceased owner but before the entire interest has been distributed, any remaining distributions will be to the new owner's estate.

2) If the deceased owner was also the annuitant, the death of owner provision shall apply in lieu of any provision providing payment under the Contract when the annuitant dies before the annuity start date.

3) If any owner dies on or after the annuity start date, but before all proceeds payable under this Contract have been distributed, the Company will continue payments to the annuitant (or, if the deceased owner was the annuitant, to the beneficiary) under the payment method in effect at the time of the deceased owner's death.

4) For purposes of this section, if any owner of this Contract is not an individual, the death or change of any annuitant shall be treated as the death of an owner.

Trust Beneficiary

If a trust is named as a beneficiary but we lack proof of the existence of the trust at the time proceeds are to be paid to the beneficiary, that beneficiary's interest will pass to any other beneficiaries according to their respective interests (or to the annuitant's estate or the annuitant's legal successors, if there are no other beneficiaries) unless proof of the existence of such trust is provided.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under the Contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a non-qualified Contract dies before the annuity start date, the death benefit payable to the beneficiary will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (2) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the Contract or allowed by ING USA will belong to the spouse as contract owner of the Contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a nonspouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

If we do not receive an election from a nonspouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the Contract.

If the annuitant dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect.

If any contract owner dies after the annuity start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If the Contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract.

THE ANNUITY OPTIONS

Selecting the Annuity Start Date
You, as the owner, select an annuity start date at the date of purchase and may elect a new annuity start date at any time by making a written request to the Company at its Customer Service Center at least seven days prior to the annuity start date. The annuity start date must be at least 1 year from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least 5 years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. See "Federal Tax Considerations" and the SAI. For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70½, or, in some cases, retire. Distributions may be made through annuitization or withdrawals. Consult your tax adviser.

Selecting a Payment Plan
On the annuity start date, we will begin making payments to the contract owner under a payment plan. We will make these payments under the payment plan you choose. The amount of the payments will be determined by applying the maturity proceeds to the payment plan. If payment Plan A, Option 1; Plan B; or Plan C are elected, the maturity proceeds will be the Contract value less any applicable taxes not previously deducted. If the maturity proceeds are paid in cash or by any other method not listed above, the maturity proceeds equal the contract value less:

       1)   any applicable taxes not previously deducted; less

2) the withdrawal charge, if any; less

3) the annual contract administrative charge, if any.

You must elect a payment plan in writing at least seven (7) days before the annuity start date. If no election is made, an automatic option of monthly income for a minimum of 120 months and as long thereafter as the annuitant lives will be applied.

The owner chooses a plan by sending a written request to the Customer Service Center. The Company will send the owner the proper forms to complete. The request, when recorded at the Company's Customer Service Center, will be in effect from the date it was signed, subject to any payments or actions taken by the Company before the recording. If, for any reason, the person named to receive payments (the payee) is changed, the change will go into effect when the request is recorded at the Company's Customer Service Center, subject to any payments or actions taken by the Company before the recording.

Fixed Payment Plans
After the first Contract year, the maturity proceeds may be applied under one or more of the payment plans described below. Payment plans not specified below may be available only if they are approved both by the Company and the owner.

No withdrawal charge is deducted if Plan A-Option 1, Plan B or Plan C is elected.

A plan is available only if the periodic payment is $100 or more. If the payee is other than a natural person (such as a corporation), a plan will be available only with our consent.

A supplementary contract will be issued in exchange for the Contract when payment is made under a payment plan. The effective date of a payment plan shall be a date upon which we and the owner mutually agree.

The minimum interest rate for Plans A and B is 3.0% a year, compounded yearly. The minimum rates for Plan C were based on the 1983a Annuity Table at 3.0% interest, compounded yearly. The Company may pay a higher rate at its discretion.

Annuity Payment Plans	
Plan A. Interest	
Option 1	The contract value, less any applicable taxes not previously deducted, may be left on deposit with the Company for five (5) years. We will make fixed payments monthly, quarterly, semi-annually, or annually. We do not make monthly payments if the contract value applied to this option is less than $100,000. You may not withdraw the proceeds until the end of the five (5) year period.
Option 2	The cash surrender value may be left on deposit with us for a specified period. Interest will be paid annually. All or part of the proceeds may be withdrawn at any time.
Plan B. Fixed Period	The contract value, less any applicable taxes not previously deducted, will be paid until the proceeds, plus interest, are paid in full. Payments may be paid annually or monthly for a period of not more than thirty (30) years nor less than five (5) years. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.
Plan C. Life Income	The contract value less any applicable taxes not previously deducted will be paid in monthly or annual payments for as long as the annuitant or beneficiary, whichever is appropriate, lives. We have the right to require proof satisfactory to it of the age and sex of such person and proof of continuing survival of such person. A minimum number of payments may be guaranteed, if desired. The Contract provides for a table of minimum annual payments. They are based on the age of the annuitant or the beneficiary.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners
We confirm purchase, transfer and withdrawal transactions usually within 5 business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. We will also notify you when any shareholder reports of the investment portfolios in which Separate Account EQ invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments or Transfers
The Company reserves the right to suspend or postpone payments (in Illinois, for a period not exceeding six months) for withdrawals or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted;

3) an emergency exists as a result of which disposal of securities held in the Separate Account EQ is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account EQ's net assets;

4) when the Company's Customer Service Center is closed; or

5) during any other period when the SEC, by order, so permits for the protection of owners; provided that applicable rules and regulations of the SEC will govern as to whether the conditions described in (2) and (3) exist.

In Case of Errors in Your Application
If the age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought at the correct age or gender.

Assigning the Contract as Collateral
You may assign a non-qualified Contract as collateral security for a loan but understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You must give us satisfactory written notice at our Customer Service Center in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law
We have the right to make changes in the Contract to continue to qualify the Contract as an annuity. You will be given advance notice of such changes.

Free Look

In most cases, you may cancel your Contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the greater of the contract value. For purposes of the refund during the free look period, your contract value includes a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and your request. We determine your contract value at the close of business on the day we receive your written refund request. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the Contract as well as for other ING USA contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ING USA for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

- Directed Services LLC
- ING America Equities, Inc.
- ING Financial Advisers, LLC
- ING Financial Markets LLC
- ING Financial Partners, Inc.

- ING Funds Distributor, LLC
- ING Investment Advisors, LLC
- ING Investment Management Services LLC
- ShareBuilder Securities Corporation
- Systematized Benefits Administrators, Inc.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.75% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.50% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on their firm's practices. Commissions and annual compensation, when combined, could exceed 7.75% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2009, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

1.	Morgan Stanley Smith Barney LLC	14.	National Planning Corporation
2.	LPL Financial Corporation	15.	Wells Fargo Advisors, LLC (Bank Channel)
3.	Merrill Lynch, Pierce, Fenner & Smith, Inc.	16.	Woodbury Financial Services Inc.
4.	ING Financial Partners Inc.	17.	Wells Fargo Investments LLC
5.	ING Financial Partners, Inc. CAREER	18.	Morgan Keegan and Company Inc.
6.	UBS Financial Services Inc.	19.	PrimeVest Financial Services Inc.
7.	ING Financial Advisers, LLC	20.	Wells Fargo SEC, LLC
8.	Wells Fargo Advisors, LLC	21.	Royal Alliance Associates Inc.
9.	Raymond James Financial Services Inc.	22.	Madison Avenue Securities Inc.
10.	Financial Network Investment Corporation	23.	SII Investments Inc.
11.	Chase Investment SVCS Corp	24.	First Allied Securities Inc.
12.	Securities America Inc.	25.	Securian Financial Services Inc.
13.	Multi-Financial Securities Corporation		

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of Contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Voting Rights

We will vote the shares of a Trust owned by Separate Account EQ according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a Trust in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a Trust shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all Contracts in that subaccount. We will also vote shares we hold in Separate Account EQ which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings which involve Separate Account EQ as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC, the principal underwriter and distributor of the Contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the Contract.

FEDERAL TAX CONSIDERATIONS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and

We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Types of Contracts: Non-Qualified or Qualified

The Contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Premiums

You may not deduct the amount of your premiums to a non-qualified contract.

Taxation of Gains Prior to Distribution

Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The non-qualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any non-taxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all premiumsto the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified Contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

> made on or after the taxpayer reaches age 59½;
> made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
> attributable to the taxpayer's becoming disabled as defined in the Tax Code;
> made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
> the distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

> First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the Contract;
> Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
> Then, from any remaining "income on the contract;" and
> Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract value and receive payments.

Different distribution requirements apply if your death occurs:

> After you begin receiving annuity payments under the Contract; or
> Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The Contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a Contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the Contract. No attempt is made to provide more than general information about the use of the Contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans. Employers intending to use the Contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the Contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (3) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General
Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> a required minimum distribution under Tax Code Section 401(a)(9);
> a hardship withdrawal;
> otherwise excludable from income; or
> not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> You have separated from service with the sponsor at or after age 55;
> The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
> The distribution is made due to an IRS levy upon your plan;
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

> The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
> You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

> You have attained age 59½;
> You have become disabled, as defined in the Tax Code;
> You have died and the distribution is to your beneficiary;
> The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
> The distribution is made due to an IRS levy upon your plan;
> The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
> The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

> Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
> Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Code Section 403(b) the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

> The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
> You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
> The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

> Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
> A required minimum distribution under Tax Code section 401(a)(9);
> A hardship withdrawal;
> Otherwise excludable from income; or
> Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Special Disaster Relief. In 2005, 2007 and 2008 Congress temporarily provided taxpayers with certain kinds of relief which eased the complex rules covering withdrawals by individuals who suffered economic losses due to natural disasters such as Hurricanes Katrina, Rita and Wilma as well as tornados and floods. Please consult a qualified tax adviser for further information if there is any question as to whether such relief is available.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

> Start date for distributions;
> The time period in which all amounts in your account(s) must be distributed; and
> Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

> Over your life or the joint lives of you and your designated beneficiary; or
> Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

> Over the life of the designated beneficiary; or
> Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

> December 31 of the calendar year following the calendar year of your death; or
> December 31 of the calendar year in which you would have attained age 70½.

No designated beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

> A plan participant as a means to provide benefit payments;
> An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
> The Company as collateral for a loan.

Tax Consequences of Enhanced Death Benefit

The Contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In certain states, to the extent that an annuity contract or certificate offers to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any Contract Owner's spouse.

Taxation of Company

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to our Customer Service Center. The address is shown on the cover.

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT EQ.

Please Print or Type:

____

Name

____

Social Security Number

____

Street Address

____

City, State, Zip

Equi-Select - EQUI 04/30/2010

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2009, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of ING USA Separate Account B available under the Contract for the indicated periods. Portfolio name changes after December 31, 2009 are not reflected in this information.

Separate Account Annual Charges of 1.40%

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
BLACKROCK GLOBAL ALLOCATION V.I. FUND										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.99	$10.22								
Value at end of period	$9.53	$7.99								
Number of accumulation units outstanding at end of period	112,906	49,855								
COLUMBIA SMALL CAP VALUE FUND VS										
(Fund first available during May 2005)										
Value at beginning of period	$9.10	$12.85	$13.37	$11.36	$10.15					
Value at end of period	$11.22	$9.10	$12.85	$13.37	$11.36					
Number of accumulation units outstanding at end of period	23,883	28,160	42,012	57,401	78,538					
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.59	$15.21	$13.15	$11.97	$10.28					
Value at end of period	$11.48	$8.59	$15.21	$13.15	$11.97					
Number of accumulation units outstanding at end of period	108,507	136,719	191,203	155,999	108,299					
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.33	$12.99	$13.01	$11.00	$10.37					
Value at end of period	$9.38	$7.33	$12.99	$13.01	$11.00					
Number of accumulation units outstanding at end of period	12,320	18,001	33,790	28,937	4,574					
ING AMERICAN FUNDS ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.19	$10.18								
Value at end of period	$8.75	$7.19								
Number of accumulation units outstanding at end of period	15,375	5,415								
ING AMERICAN FUNDS BOND PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$9.01	$10.16								
Value at end of period	$9.96	$9.01								
Number of accumulation units outstanding at end of period	65,098	29,924								
ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.80	$12.80	$12.43	$10.99	$10.11					
Value at end of period	$10.04	$7.80	$12.80	$12.43	$10.99					
Number of accumulation units outstanding at end of period	166,536	173,871	211,798	190,740	40,605					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING AMERICAN FUNDS GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.86	$14.32	$12.99	$12.02	$10.09					
Value at end of period	$10.76	$7.86	$14.32	$12.99	$12.02					
Number of accumulation units outstanding at end of period	267,632	286,658	372,190	315,687	180,174					
ING AMERICAN FUNDS INTERNATIONAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.61	$16.94	$14.39	$12.33	$10.03					
Value at end of period	$13.49	$9.61	$16.94	$14.39	$12.33					
Number of accumulation units outstanding at end of period	259,532	268,957	355,571	298,734	167,564					
ING ARTIO FOREIGN PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.64	$17.35	$15.11	$11.86	$10.01					
Value at end of period	$11.43	$9.64	$17.35	$15.11	$11.86					
Number of accumulation units outstanding at end of period	672,245	143,969	176,800	150,646	75,289					
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.58	$13.08	$12.51	$11.01	$9.98					
Value at end of period	$10.10	$7.58	$13.08	$12.51	$11.01					
Number of accumulation units outstanding at end of period	40,780	43,835	47,847	41,706	37,956					
ING BLACKROCK INFLATION PROTECTED BOND PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$9.94									
Value at end of period	$10.59									
Number of accumulation units outstanding at end of period	4,432									
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.77	$12.93	$12.29	$11.63	$10.12					
Value at end of period	$9.97	$7.77	$12.93	$12.29	$11.63					
Number of accumulation units outstanding at end of period	32,442	30,505	39,565	57,435	80,332					
ING BLACKROCK LARGE CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.41	$13.19	$12.83	$11.18	$10.07					
Value at end of period	$9.36	$8.41	$13.19	$12.83	$11.18					
Number of accumulation units outstanding at end of period	5,856	6,133	12,976	16,543	3,096					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.66	$10.23								
Value at end of period	$10.02	$6.66								
Number of accumulation units outstanding at end of period	13,876	5,935								
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.21	$12.45	$13.62	$11.17						
Value at end of period	$9.49	$7.21	$12.45	$13.62						
Number of accumulation units outstanding at end of period	22,309	25,746	45,655	6,151						
ING CLARION REAL ESTATE PORTFOLIO										
Value at beginning of period	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06	$28.40	$26.64	$20.62
Value at end of period	$53.29	$39.77	$65.61	$80.89	$59.61	$51.76	$38.11	$28.06	$28.40	$26.64
Number of accumulation units outstanding at end of period	52,763	65,867	103,428	173,356	195,024	241,125	215,861	207,524	130,768	93,265

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING COLUMBIA SMALL CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$6.63	$10.21	$10.05	$10.23						
Value at end of period	$8.16	$6.63	$10.21	$10.05						
Number of accumulation units outstanding at end of period	38,157	55,584	43,011	26,610						
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$6.85	$11.43	$11.13	$9.91	$10.06					
Value at end of period	$8.89	$6.85	$11.43	$11.13	$9.91					
Number of accumulation units outstanding at end of period	27,541	22,130	31,415	21,490	659					
ING EVERGREEN HEALTH SCIENCES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.52	$13.53	$12.64	$11.26	$10.26					
Value at end of period	$11.27	$9.52	$13.53	$12.64	$11.26					
Number of accumulation units outstanding at end of period	33,020	28,250	12,257	17,865	11,318					
ING EVERGREEN OMEGA PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.24	$12.94	$11.76	$11.29	$10.90					
Value at end of period	$12.98	$9.24	$12.94	$11.76	$11.29					
Number of accumulation units outstanding at end of period	4,155	0	136	136	2,428					
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.98	$14.97	$13.26	$12.02	$10.22					
Value at end of period	$12.33	$8.98	$14.97	$13.26	$12.02					
Number of accumulation units outstanding at end of period	888,444	980,086	1,224,963	392,187	464,047					
ING FRANKLIN INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.71	$11.06	$10.93	$9.94						
Value at end of period	$10.04	$7.71	$11.06	$10.93						
Number of accumulation units outstanding at end of period	86,690	84,472	83,951	21,344						
ING FRANKLIN MUTUAL SHARES PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.29	$11.89	$12.53							
Value at end of period	$9.10	$7.29	$11.89							
Number of accumulation units outstanding at end of period	21,518	17,050	28,551							
ING FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$6.09	$9.61	$10.09							
Value at end of period	$7.83	$6.09	$9.61							
Number of accumulation units outstanding at end of period	33,323	42,732	54,223							
ING GLOBAL RESOURCES PORTFOLIO										
Value at beginning of period	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05	$14.14	$16.32	$17.37
Value at end of period	$37.30	$27.51	$47.29	$35.99	$30.06	$22.13	$21.09	$14.05	$14.14	$16.32
Number of accumulation units outstanding at end of period	76,897	96,226	102,290	104,519	125,295	73,594	70,368	82,414	20,494	15,095
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$6.10	$9.95	$9.83							
Value at end of period	$7.82	$6.10	$9.95							
Number of accumulation units outstanding at end of period	285,237	320,557	366							

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING HANG SENG INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.39									
Value at end of period	$12.96									
Number of accumulation units outstanding at end of period	365									
ING INDEX PLUS LARGECAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.86	$12.73	$12.33	$10.94	$10.50					
Value at end of period	$9.53	$7.86	$12.73	$12.33	$10.94					
Number of accumulation units outstanding at end of period	20,794	23,544	22,795	26,751	4,157					
ING INDEX PLUS MIDCAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.90	$12.86	$12.39	$11.52	$10.08					
Value at end of period	$10.24	$7.90	$12.86	$12.39	$11.52					
Number of accumulation units outstanding at end of period	26,960	38,960	54,210	48,186	24,087					
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.69	$11.75	$12.75	$11.39	$10.04					
Value at end of period	$9.44	$7.69	$11.75	$12.75	$11.39					
Number of accumulation units outstanding at end of period	48,875	60,919	87,070	93,367	26,409					
ING INTERMEDIATE BOND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.70	$10.77	$10.34	$10.10	$10.02					
Value at end of period	$10.64	$9.70	$10.77	$10.34	$10.10					
Number of accumulation units outstanding at end of period	155,914	123,361	113,906	91,467	43,292					
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$6.16									
Value at end of period	$7.62									
Number of accumulation units outstanding at end of period	15,403									
ING JANUS CONTRARIAN PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.88	$17.66	$14.82	$12.21	$10.53					
Value at end of period	$11.95	$8.88	$17.66	$14.82	$12.21					
Number of accumulation units outstanding at end of period	140,119	185,267	250,191	34,345	16,458					
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
Value at beginning of period	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23	$7.08	$7.58	$11.61
Value at end of period	$20.67	$12.22	$25.43	$18.63	$13.91	$10.46	$9.01	$6.23	$7.08	$7.58
Number of accumulation units outstanding at end of period	186,711	218,534	269,678	272,799	296,509	300,759	312,448	306,642	331,242	375,616
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.98	$10.17								
Value at end of period	$8.64	$6.98								
Number of accumulation units outstanding at end of period	4,426	2,065								
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.76	$12.69	$13.09	$11.38	$10.09					
Value at end of period	$11.00	$8.76	$12.69	$13.09	$11.38					
Number of accumulation units outstanding at end of period	26,996	26,913	38,982	41,622	8,273					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.48	$12.51	$12.93	$11.92	$10.40					
Value at end of period	$9.74	$7.48	$12.51	$12.93	$11.92					
Number of accumulation units outstanding at end of period	1,204	1,628	3,679	5,226	1,377					
ING LIMITED MATURITY BOND PORTFOLIO										
Value at beginning of period	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16	$19.06	$17.76	$16.72
Value at end of period	$22.72	$21.50	$21.86	$20.96	$20.47	$20.43	$20.44	$20.16	$19.06	$17.76
Number of accumulation units outstanding at end of period	225,053	278,982	371,937	477,307	720,716	1,026,012	1,408,962	1,872,146	1,655,739	1,582,942
ING LIQUID ASSETS PORTFOLIO										
Value at beginning of period	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84	$15.84	$15.47	$14.79
Value at end of period	$16.94	$17.12	$16.95	$16.38	$15.87	$15.66	$15.74	$15.84	$15.84	$15.47
Number of accumulation units outstanding at end of period	776,451	986,400	648,399	685,672	877,404	995,189	1,471,076	2,484,858	2,632,853	2,196,941
ING LORD ABBETT AFFILIATED PORTFOLIO										
Value at beginning of period	$8.77	$14.02	$13.65	$11.77	$11.32	$10.45	$8.07	$10.63	$11.26	$10.00
Value at end of period	$10.27	$8.77	$14.02	$13.65	$11.77	$11.32	$10.45	$8.07	$10.63	$11.26
Number of accumulation units outstanding at end of period	45,498	59,806	85,199	122,549	161,832	293,846	325,880	325,164	356,036	261,822
ING MARSICO GROWTH PORTFOLIO										
Value at beginning of period	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52	$15.14	$22.02	$28.62
Value at end of period	$14.29	$11.23	$19.09	$16.96	$16.39	$15.26	$13.76	$10.52	$15.14	$22.02
Number of accumulation units outstanding at end of period	1,240,271	1,423,034	1,717,327	2,227,307	2,934,411	3,759,407	4,384,496	4,849,912	5,960,686	6,778,262
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.99	$18.05	$15.18	$12.42	$10.02					
Value at end of period	$12.19	$8.99	$18.05	$15.18	$12.42					
Number of accumulation units outstanding at end of period	12,166	19,834	26,557	15,279	4,534					
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23	$20.56	$20.75	$18.06
Value at end of period	$24.80	$21.33	$27.86	$27.17	$24.62	$24.26	$22.14	$19.23	$20.56	$20.75
Number of accumulation units outstanding at end of period	1,931,627	2,356,823	3,037,057	3,893,358	5,275,066	6,547,364	7,715,877	8,639,777	9,848,165	10,447,290
ING MFS UTILITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$11.34	$18.46	$14.70	$11.40	$10.07					
Value at end of period	$14.85	$11.34	$18.46	$14.70	$11.40					
Number of accumulation units outstanding at end of period	94,823	116,817	125,033	72,095	20,077					
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$6.58	$10.22								
Value at end of period	$9.15	$6.58								
Number of accumulation units outstanding at end of period	2,666,835	2,996,751								
ING OPPENHEIMER ACTIVE ALLOCATION PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.89									
Value at end of period	$12.93									
Number of accumulation units outstanding at end of period	793									
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.54	$14.55	$13.88	$11.97	$10.08					
Value at end of period	$11.73	$8.54	$14.55	$13.88	$11.97					
Number of accumulation units outstanding at end of period	26,766	33,016	38,612	28,769	11,856					

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING PIMCO HIGH YIELD PORTFOLIO										
(Fund first available during May 2004)										
Value at beginning of period	$9.26	$12.13	$11.96	$11.13	$10.82	$10.00				
Value at end of period	$13.65	$9.26	$12.13	$11.96	$11.13	$10.82				
Number of accumulation units outstanding at end of period	170,709	203,512	292,586	354,035	438,228	561,347				
ING PIMCO TOTAL RETURN BOND PORTFOLIO										
Value at beginning of period	$15.57	$15.16	$14.11	$13.71	$13.57	$13.12	$12.71	$11.86	$11.74	$11.79
Value at end of period	$17.57	$15.57	$15.16	$14.11	$13.71	$13.57	$13.12	$12.71	$11.86	$11.74
Number of accumulation units outstanding at end of period	407,991	427,188	413,387	482,757	587,191	648,873	772,032	872,902	594,128	594,326
ING PIONEER FUND PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.43	$13.10	$12.64	$10.98	$10.16					
Value at end of period	$10.32	$8.43	$13.10	$12.64	$10.98					
Number of accumulation units outstanding at end of period	2,612	2,616	3,655	5,135	3,314					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$8.28	$12.56	$12.07	$10.90	$10.00					
Value at end of period	$10.22	$8.28	$12.56	$12.07	$10.90					
Number of accumulation units outstanding at end of period	184,582	204,911	45,177	29,697	28,805					
ING RETIREMENT CONSERVATIVE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.25									
Value at end of period	$8.32									
Number of accumulation units outstanding at end of period	1,446									
ING RETIREMENT GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.22									
Value at end of period	$9.37									
Number of accumulation units outstanding at end of period	760,145									
ING RETIREMENT MODERATE GROWTH PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.49									
Value at end of period	$9.63									
Number of accumulation units outstanding at end of period	433,506									
ING RETIREMENT MODERATE PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.75									
Value at end of period	$9.86									
Number of accumulation units outstanding at end of period	236,696									
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.84									
Value at end of period	$12.69									
Number of accumulation units outstanding at end of period	3,408									
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.71	$9.30								
Value at end of period	$8.17	$6.71								
Number of accumulation units outstanding at end of period	4,789,048	648								

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.64									
Value at end of period	$12.51									
Number of accumulation units outstanding at end of period	3,260									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.63									
Value at end of period	$13.00									
Number of accumulation units outstanding at end of period	1,042,930									
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$6.13	$10.16								
Value at end of period	$8.45	$6.13								
Number of accumulation units outstanding at end of period	21,649	1,829								
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.97	$10.26								
Value at end of period	$8.69	$6.97								
Number of accumulation units outstanding at end of period	8,116	5,168								
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.27	$14.37	$13.27	$11.98	$10.71					
Value at end of period	$11.95	$9.27	$14.37	$13.27	$11.98					
Number of accumulation units outstanding at end of period	1,174	1,105	4,537	5,955	7,955					
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$7.17	$9.83								
Value at end of period	$8.99	$7.17								
Number of accumulation units outstanding at end of period	4,462	4,187								
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
Value at beginning of period	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96	$28.22	$26.04	$21.65
Value at end of period	$46.07	$35.06	$49.06	$47.66	$42.17	$39.69	$34.52	$27.96	$28.22	$26.04
Number of accumulation units outstanding at end of period	417,723	488,672	615,667	721,525	927,696	1,088,181	1,130,633	1,227,501	1,063,959	859,960
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45	$23.90	$23.91	$21.47
Value at end of period	$27.32	$22.17	$34.97	$34.41	$29.30	$28.60	$25.24	$20.45	$23.90	$23.91
Number of accumulation units outstanding at end of period	129,431	151,854	193,297	239,027	306,192	345,538	292,013	253,526	239,292	119,922
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$5.78	$10.17	$10.10							
Value at end of period	$8.13	$5.78	$10.17							
Number of accumulation units outstanding at end of period	25,756	685	1,180							
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$7.44	$12.71	$11.18	$10.32						
Value at end of period	$9.67	$7.44	$12.71	$11.18						
Number of accumulation units outstanding at end of period	40,513	36,368	25,118	3,678						

Condensed Financial Information (continued)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
ING TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80	$17.54	$20.19	$23.97
Value at end of period	$20.71	$15.88	$26.69	$26.44	$21.99	$20.30	$18.55	$13.80	$17.54	$20.19
Number of accumulation units outstanding at end of period	66,646	82,214	110,712	148,777	182,204	228,715	193,148	142,642	111,682	62,511
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.20	$9.83								
Value at end of period	$10.62	$10.20								
Number of accumulation units outstanding at end of period	17,879	6,172								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.42	$12.55	$12.61	$11.19	$10.42					
Value at end of period	$9.63	$7.42	$12.55	$12.61	$11.19					
Number of accumulation units outstanding at end of period	5,884	6,983	10,519	12,349	4,120					
ING VAN KAMPEN COMSTOCK PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$7.30	$11.66	$12.10	$10.59	$10.09					
Value at end of period	$9.25	$7.30	$11.66	$12.10	$10.59					
Number of accumulation units outstanding at end of period	24,720	32,387	61,035	60,479	19,969					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.24	$12.26	$12.04	$10.86	$10.25					
Value at end of period	$11.15	$9.24	$12.26	$12.04	$10.86					
Number of accumulation units outstanding at end of period	32,592	27,150	35,483	19,270	7,968					
ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO										
(Fund first available during May 2005)										
Value at beginning of period	$9.71	$13.78	$12.74	$10.65	$10.20					
Value at end of period	$12.34	$9.71	$13.78	$12.74	$10.65					
Number of accumulation units outstanding at end of period	32,802	36,118	45,845	41,533	19,277					
ING VAN KAMPEN GLOBAL TACTICAL ASSET ALLOCATION PORTFOLIO										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.94									
Value at end of period	$12.13									
Number of accumulation units outstanding at end of period	334									
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19	$21.65	$24.94	$25.83
Value at end of period	$26.47	$21.66	$32.41	$32.04	$28.01	$25.81	$22.94	$18.19	$21.65	$24.94
Number of accumulation units outstanding at end of period	591,752	707,642	901,923	1,169,013	1,497,192	1,769,408	1,987,591	2,188,290	2,517,254	2,837,674
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO										
(Fund first available during December 2005)										
Value at beginning of period	$7.21	$10.88	$11.46	$9.72	$9.88					
Value at end of period	$9.25	$7.21	$10.88	$11.46	$9.72					
Number of accumulation units outstanding at end of period	5,307	5,521	8,748	8,376	99					
ING WISDOM TREE[SM] GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$6.02	$10.16								
Value at end of period	$7.71	$6.02								
Number of accumulation units outstanding at end of period	9,614	10,576								

EquiSelect
A8

The Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "Master-Feeder" and "Retirement Funds." Funds offered in a Master-Feeder structure (such as the American Funds) or fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING Focus 5 Portfolio	ING DFA Global All Equity Portfolio
ING Dow Jones EURO STOXX 50® Index Portfolio	ING EURO STOXX 50® Index Portfolio
ING Japan Equity Index Portfolio	ING Japan TOPIX Index® Portfolio
ING Van Kampen Global Franchise Portfolio	ING Morgan Stanley Global Franchise Portfolio
ING Van Kampen Global Tactical Asset Allocation Portfolio	ING Morgan Stanley Global Tactical Asset Allocation Portfolio
ING Evergreen Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio
ING Evergreen Omega Portfolio	ING Wells Fargo Omega Growth Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING American Funds Asset Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks high total return (including income and capital gains) consistent with preservation of capital over the long term.
ING American Funds Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to maximize your level of current income and preserve your capital.
ING American Funds Growth Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow.
ING American Funds Growth-Income Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow and provide you with income over time.
ING American Funds International Portfolio **Investment Adviser:** ING Investments, LLC **Investment Adviser to Master Funds:** Capital Research Management Company	Seeks to make your investment grow over time.
ING American Funds World Allocation Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks long-term growth of capital.
ING Artio Foreign Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Artio Global Management LLC	Seeks long-term growth of capital.
ING BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Financial Management, Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING DFA Global All Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
ING Franklin Mutual Shares Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
ING Franklin Templeton Founding Strategy Portfolio **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co.	Seeks a high level of current income consistent with the preservation of capital and liquidity.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Morgan Stanley Global Tactical Asset Allocation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Morgan Stanley Investment Management Inc.	Seeks capital appreciation over time.
ING Oppenheimer Active Allocation Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital with a secondary objective of current income.
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING PIMCO Total Return Bond Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other ING Retirement Portfolios.
ING Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Asset Allocation Committee**	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Conservative Portfolio but less than that of ING Retirement Moderate Growth Portfolio.
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks long-term growth of capital and income.
ING Wells Fargo Health Care Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Wells Capital Management Inc.	A *non-diversified* Portfolio that seeks long-term capital growth.
ING Wells Fargo Omega Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Wells Capital Management Inc.	Seeks long-term capital growth.

ING Partners, Inc.
7337 East Doubletree Ranch Road, Scottsdale, AZ 85258

ING Baron Small Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks capital growth and income.

Fund Name and Investment Adviser/Subadviser	Investment Objective

ING Van Kampen Equity and Income Portfolio
 	
  Investment Adviser: Directed Services LLC
  Investment Subadviser: Van Kampen
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Variable Funds
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING Growth and Income Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	Seeks to maximize total return through investments in a diversified portfolio of common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING Variable Portfolios, Inc.
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING BlackRock Science and Technology Opportunities Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: BlackRock Advisors, LLC
	Seeks long-term capital appreciation.

ING EURO STOXX 50® Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the EURO STOXX 50® Index.

ING FTSE 100 Index® Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the FTSE 100 Index®.

ING Hang Seng Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Hang Seng Index.

ING International Index Portfolio
 	
  Investment Adviser: ING Investments, LLC
  Investment Subadviser: ING Investment Management Co.
	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Japan TOPIX Index® Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Tokyo Stock Price Index®.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio* **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. * WisdomTree[SM] is a servicemark of WisdomTree Investments	Seeks investment returns that closely correspond to the price and yield performance, (before fees and expenses) of the WisdomTree[SM] Global High-Yielding Equity Index.

ING Variable Products Trust
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.

ING Intermediate Bond Portfolio
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

BlackRock Variable Series Funds, Inc.
800 Scudders Mill Road, Plainsboro, NJ 08536

BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC **Investment Subadviser:** BlackRock Investment Management, LLC; BlackRock Asset Management U.K. Limited	The fund seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

"Standard & Poor's[®]", "S&P[®]", "S&P 500[®]", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING USA Annuity and Life Insurance Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

The Hang Seng Index (the "Index") is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Hang Seng Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by ING Investments, LLC and ING Investment Management Co. in connection with ING Hang Seng Index Portfolio (the "Product"), BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON: (i) THE ACCURACY OR COMPLETENESS OF ANY OF THE INDEX AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF ANY OF THE INDEX OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE INDEX IS GIVEN OR MAY BE IMPLIED.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY ING INVESTMENTS, LLC AND ING INVESTMENT MANAGEMENT CO. IN CONNECTION WITH THE PRODUCT; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALINGWITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED in connection with the Product in any manner whatsoever by any broker, holder or other person dealing with the Product. Any broker, holder or other person dealing with the Product does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on Hang Seng Indexes Company Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and Hang Seng Indexes Company Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $22,500 (sum of $15,000 earnings and $75,000 x .10) is the maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $4,500 ($27,000 - $22,500) is considered an excess withdrawal of a part of the initial premium payment of $25,000 and would be subject to a 4% surrender charge of $180 ($4,500 x .04).

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ING USA Annuity and Life Insurance Company

ING USA Annuity and Life Insurance Company is a stock company domiciled in Iowa

Statement of Additional Information

ING EQUI-SELECT

Deferred Combination Variable and Fixed Annuity Contract

Issued by
SEPARATE ACCOUNT EQ

of
ING USA ANNUITY AND LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the ING USA Annuity and Life Insurance Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to ING USA Annuity and Life Insurance Company, Customer Service Center, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the SEC's website (http://www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION:

April 30, 2010

Table of Contents

Introduction
This Statement of Additional Information provides background information regarding Separate Account EQ.

Description of ING USA Annuity and Life Insurance Company
ING USA Annuity and Life Insurance Company ("ING USA") is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion Connecticut"), which in turn is a wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York and the District of Columbia. ING USA's consolidated financial statements appear in the Statement of Additional Information.

ING USA is authorized to do business in all jurisdictions except New York. ING USA offers variable insurance products. ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

Separate Account EQ of ING USA Annuity and Life Insurance Company
Separate Account EQ is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets
ING USA acts as its own custodian for Separate Account EQ.

Experts
The statements of assets and liabilities of Separate Account EQ as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

Distribution of Contracts
The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of ING USA, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by ING USA. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2009, 2008 and 2007 commissions paid by ING USA, including amounts paid by its affiliated Company, RLNY, to Directed Services LLC aggregated $275,329,257, $622,486,274 and $568,432,009, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

Under a management services agreement, last amended in 1995, ING USA provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. ING USA charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by ING USA's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. This fee, calculated as a percentage of average assets in the variable separate accounts, was $123,231,239, $139,224,091 and $109,907,841 for the years ended 2009, 2008 and 2007, respectively.

Published Ratings
From time to time, the rating of ING USA as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value
The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

ILLUSTRATION OF CALCULATION OF AUV
EXAMPLE 1.

1. AUV, beginning of period	$10.00
2. Value of securities, beginning of period	$10.00
3. Change in value of securities	$0.10
4. Gross investment return (3) divided by (2)	0.01
5. Less daily mortality and expense charge	0.00004280
6. Less asset based administrative charge	0.00000411
7. Net investment return (4) minus (5) minus (6)	0.009953092
8. Net investment factor (1.000000) plus (7)	1.009953092
9. AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2.

1. Initial premium payment	$1,000
2. AUV on effective date of purchase (see Example 1)	$10.00
3. Number of units purchased (1) divided by (2)	100
4. AUV for valuation date following purchase (see Example 1)	$10.09953092
5. Contract Value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information
From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account EQ, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1-, 5- and 10-year periods, or lesser periods depending on how long Separate Account EQ has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account EQ, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account EQ. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Liquid Assets Subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices, (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service, and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

Financial Statements of ING USA Annuity and Life Insurance Company

The audited financial statements of ING USA Annuity and Life Insurance Company are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company
 Statements of Operations for the years ended December 31, 2009, 2008 and 2007
 Balance Sheets as of December 31, 2009 and 2008
 Statements of Changes in Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007
 Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007
Notes to Financial Statements

Financial Statements of Separate Account EQ

The audited financial statements of Separate Account EQ are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Financial Statements of ING USA Annuity and Life Insurance Company Separate Account EQ
 Statements of Assets and Liabilities as of December 31, 2009
 Statements of Operations for the year ended December 31, 2009
 Statements of Changes in Net Assets for the years ended December 31, 2009 and 2008
Notes to Financial Statements

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING USA Annuity and Life Insurance Company

We have audited the accompanying balance sheets of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING USA Annuity and Life Insurance Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2010

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Operations
(In millions)

		Year Ended December 31,				
		2009		**2008**		**2007**
Revenue:						
Net investment income	$	1,416.5	$	1,438.0	$	1,346.4
Fee income		943.2		1,152.4		1,198.9
Premiums		694.1		19.1		19.6
Net realized capital losses:						
Total other-than-temporary impairment losses		(607.6)		(1,028.1)		(153.3)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)		118.0		-		-
Net other-than-temporary impairments recognized in earnings		(489.6)		(1,028.1)		(153.3)
Other net realized capital losses		(2,011.6)		(453.6)		(237.9)
Total net realized capital losses		(2,501.2)		(1,481.7)		(391.2)
Other income		0.9		0.2		0.1
Total revenue		553.5		1,128.0		2,173.8
Benefits and expenses:						
Interest credited and other benefits to contractowners		590.4		1,716.0		1,312.0
Operating expenses		386.1		291.7		269.6
Net amortization of deferred policy acquisition costs and value of business acquired		(362.2)		680.5		408.1
Interest expense		32.9		30.5		32.5
Other expense		39.6		35.7		24.2
Total benefits and expenses		686.8		2,754.4		2,046.4
(Loss) income before income taxes		(133.3)		(1,626.4)		127.4
Income tax benefit		(136.5)		(245.2)		(1.6)
Net income (loss)	$	3.2	$	(1,381.2)	$	129.0

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2009	2008
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $17,724.3 at 2009 and $20,229.0 at 2008)	$ 17,156.5	$ 16,967.5
Equity securities, available-for-sale, at fair value		
(cost of $150.8 at 2009 and $257.6 at 2008)	154.3	253.9
Short-term investments	2,044.0	111.7
Mortgage loans on real estate	3,413.2	3,923.3
Policy loans	131.6	144.4
Loan - Dutch State obligation	1,026.0	-
Limited partnerships/corporations	252.6	332.9
Derivatives	317.4	340.3
Other investments	23.9	24.4
Securities pledged (amortized cost of $1,079.4 at 2009		
and $1,141.2 at 2008)	1,092.5	1,168.7
Total investments	25,612.0	23,267.1
Cash and cash equivalents	37.8	610.8
Short-term investments under securities loan agreement	169.0	130.4
Accrued investment income	187.3	214.5
Receivable for securities sold	7.6	9.1
Premium receivable	86.9	303.1
Deposits and reinsurance recoverable	3,350.0	5,349.3
Deferred policy acquisition costs	3,718.0	4,205.5
Value of business acquired	113.4	195.1
Sales inducements to contractowners	810.2	624.3
Short-term loan to affiliate	545.5	-
Due from affiliates	816.3	14.5
Current income tax recoverable	-	321.1
Other assets	398.7	481.9
Assets held in separate accounts	42,996.1	34,090.8
Total assets	$ 78,848.8	$ 69,817.5

The accompanying notes are an integral part of these financial statements.

C-4

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Balance Sheets

(In millions, except share data)

	As of December 31,	
	2009	**2008**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 27,044.7	$ 32,570.7
Payable for securities purchased	115.7	4.1
Payables under securities loan agreement,		
including collateral held	201.1	148.0
Borrowed money	311.1	483.1
Notes to affiliates	435.0	435.0
Due to affiliates	122.5	151.7
Current income taxes	69.0	-
Deferred income taxes	767.5	35.8
Other liabilities	4,045.2	1,130.8
Liabilities related to separate accounts	42,996.1	34,090.8
Total liabilities	76,107.9	69,050.0
Shareholder's equity:		
Common stock (250,000 shares authorized, issued		
and outstanding; $10 per share value)	2.5	2.5
Additional paid-in capital	5,172.7	4,335.4
Accumulated other comprehensive income (loss)	(512.8)	(1,333.7)
Retained deficit	(1,921.5)	(2,236.7)
Total shareholder's equity	2,740.9	767.5
Total liabilities and shareholder's equity	$ 78,848.8	$ 69,817.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.5	$ 3,978.4	$ (12.1)	$ (984.5)	$ 2,984.3
Comprehensive income (loss):					
Net income	-	-	-	129.0	129.0
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(158.7) pretax), including valuation allowance of $(46.9)	-	-	(149.7)	-	(149.7)
Pension liability ($3.4 pretax)	-	-	2.2	-	2.2
Other	-	-	(1.1)	-	(1.1)
Total comprehensive loss					(19.6)
Capital contribution	-	150.0	-	-	150.0
Employee share-based payments	-	4.3	-	-	4.3
Balance at December 31, 2007	2.5	4,132.7	(160.7)	(855.5)	3,119.0
Comprehensive loss:					
Net loss	-	-	-	(1,381.2)	(1,381.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(1,831.4) pretax), including valuation allowance of $17.1	-	-	(1,173.3)	-	(1,173.3)
Pension liability ($0.5 pretax)	-	-	0.3	-	0.3
Total comprehensive loss					(2,554.2)
Capital contribution from Parent	-	1,100.0	-	-	1,100.0
Capital distribution to Parent	-	(900.0)	-	-	(900.0)
Employee share-based payments	-	2.7	-	-	2.7
Balance at December 31, 2008	2.5	4,335.4	(1,333.7)	(2,236.7)	767.5

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2008	$ 2.5	$ 4,335.4	$ (1,333.7)	$ (2,236.7)	$ 767.5
Cumulative effect of change in accounting principle, net of DAC and tax	-	-	(312.0)	312.0	-
Comprehensive income:					
Net income	-	-	-	3.2	3.2
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($1,744.7 pretax), including change in tax valuation allowance of $(99.7)	-	-	1,233.6	-	1,233.6
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(118.0) pretax), including increase in tax valuation allowance of $41.3	-	-	(118.0)	-	(118.0)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($17.9 pretax), including decrease in tax valuation allowance of $(6.3)	-	-	17.9	-	17.9
Pension liability ($0.9 pretax)	-	-	(0.6)	-	(0.6)
Total comprehensive income					1,136.1
Capital contribution from Parent	-	835.0	-	-	835.0
Employee share-based payments	-	2.3	-	-	2.3
Balance at December 31, 2009	$ 2.5	$ 5,172.7	$ (512.8)	$ (1,921.5)	$ 2,740.9

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows
(In millions)

		Year Ended December 31,	
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 3.2	$ (1,381.2)	$ 129.0
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs			
and sales inducements	(477.4)	(888.6)	(864.5)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	(584.7)	910.2	528.3
Net accretion/decretion of discount/premium	55.2	74.7	52.2
Future policy benefits, claims reserves, and			
interest credited	1,203.5	2,156.8	1,368.5
Provision for deferred income taxes	220.6	509.6	(69.0)
Net realized capital losses	2,501.2	1,481.7	391.2
Change in:			
Accrued investment income	27.2	2.4	(33.2)
Reinsurance recoverable (excluding GICs)	(705.2)	(827.0)	(132.4)
Other receivables and asset accruals	318.4	(389.9)	2.5
Other reinsurance asset	(19.0)	(353.8)	-
Due to/from affiliates	(831.0)	64.5	56.0
Income tax recoverable	-	(361.8)	-
Other payables and accruals	1,499.6	17.9	42.9
Employee share-based payments	1.7	2.7	4.3
Other, net	(209.8)	163.8	2.2
Net cash provided by operating activities	3,003.5	1,182.0	1,478.0
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	6,830.0	7,478.8	10,631.8
Equity securities, available-for-sale	136.5	162.8	16.5
Mortgage loans on real estate	566.6	474.5	776.1
Limited partnership/corporations	92.6	533.9	15.2
Derivatives	193.4	235.8	261.7
Acquisition of:			
Fixed maturities, available-for-sale	(3,162.7)	(7,002.2)	(15,767.5)
Equity securities, available-for-sale	(10.2)	(272.0)	(193.5)
Mortgage loans on real estate	(81.1)	(700.3)	(790.6)
Limited partnerships/corporations	(32.9)	(503.8)	(320.6)
Derivatives	(2,478.8)	(293.9)	(238.8)
Short-term investments, net	(1,931.1)	77.2	(53.8)
Loan-Dutch State obligation, net	180.5	-	-
Policy loans, net	12.8	-	-
Collateral held, net	14.5	6.2	11.5
Other, net	0.9	13.7	1.9
Net cash provided by (used in) investing activities	331.0	210.7	(5,650.1)

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Statements of Cash Flows

(In millions)

		Year Ended December 31,				
		2009		**2008**		**2007**
Cash Flows from Financing Activities:						
Deposits received for investment contracts	$	4,552.6	$	8,473.0	$	10,458.9
Maturities and withdrawals from investment contracts		(11,282.1)		(9,520.7)		(7,062.2)
Reinsurance recoverable on investment contracts		2,704.5		93.8		275.3
Notes to affiliates		(545.5)		-		-
Short-term repayments of repurchase agreements, net		(172.0)		(232.4)		(54.1)
Capital distribution to Parent		-		(900.0)		-
Capital contribution from Parent		835.0		1,100.0		150.0
Net cash (used in) provided by financing activities		(3,907.5)		(986.3)		3,767.9
Net (decrease) increase in cash and cash equivalents		(573.0)		406.4		(404.2)
Cash and cash equivalents, beginning of year		610.8		204.4		608.6
Cash and cash equivalents, end of year	$	37.8	$	610.8	$	204.4
Supplemental cash flow information:						
Income taxes (received) paid, net	$	(753.7)	$	(393.1)	$	21.3
Interest paid	$	35.4	$	50.5	$	67.1
Non-cash transfers:						-
Securities received from affiliate under reinsurance agreement	$	2,084.7		-		-
Loan-Dutch State obligation	$	1,206.5		-		-

The accompanying notes are an integral part of these financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Basis of Presentation

ING USA Annuity and Life Insurance Company ("ING USA" or the "Company," as appropriate) is a stock life insurance company domiciled in the State of Iowa and provides financial products and services in the United States. ING USA is authorized to conduct its insurance business in all states, except New York, and the District of Columbia.

ING USA is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING".

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or a combination thereof.

Description of Business

The Company offers various insurance products, including immediate and deferred variable and fixed annuities. The Company's annuity products are distributed by national wirehouses, regional securities firms, independent broker-dealers, banks, life insurance companies with captive agency sales forces, independent insurance agents, independent marketing organizations, and affiliated broker-dealers. The Company's primary annuity customers are individual consumers. The Company intends to cease sales of its variable annuity products during the first half of 2010, as part of a global business strategy and risk reduction plan.

The Company also offers guaranteed investment contracts and funding agreements (collectively referred to as "GICs"), sold primarily to institutional investors and corporate benefit plans. These products are marketed by home office personnel or through specialty insurance brokers.

The Company previously provided interest-sensitive, traditional life insurance, and health insurance. The Company no longer issues these products. The life insurance business is in run-off, and the Company has ceded to other insurers all health insurance.

The Company has one operating segment.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 – Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

▪ Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

▪ Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
▪ Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
▪ A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
▪ Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $312.0 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(139.1) and $48.6, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 53.3
Foreign	69.2
Residential mortgage-backed	64.3
Commercial mortgage-backed	92.6
Other asset-backed	123.1
Total investments, available-for-sale	$ 402.5

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another. The provisions of ASU 2010-11 are effective as of the beginning of the first fiscal quarter after June 15, 2010, with early adoption permitted. The Company does not expect an impact on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary-Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Embedded derivatives - Investment contract guarantees: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for Guaranteed Minimum Accumulation Benefits ("GMABs") and Guaranteed Minimum Withdrawal Benefits ("GMWBs") without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also records for its fixed indexed annuity ("FIA") contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative - reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Security Life of Denver International Limited ("SLDI"). As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

The following investments are reported at values other than fair value on the Balance Sheets and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Loan - Dutch State obligation: The reported value of The State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

Other investments: Other investments are comprised primarily of investments in joint ventures, accounted for under the equity method, and real estate reported at cost.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, options and futures, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baal.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance arrangement is included in Future policy benefits and claims reserves on the Balance Sheets, and changes in the fair value are recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable universal life and variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include estimated future hedging and guaranteed benefit costs, surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Generally, reserves are calculated using mortality and withdrawal rate assumptions based on relevant Company experience and are periodically reviewed against both industry standards and experience. Changes in, or deviation from the assumptions used can significantly affect the Company's reserve level and related future operations.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts, universal and traditional life insurance contracts, and GICs.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Deferred annuity crediting rates and reserve interest rates varied by product up to a maximum of 10.0% for 2009, 2008, and 2007.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. For 2009, 2008, and 2007, immediate annuity reserve interest discount rates varied up to a maximum of 8.0%.

Reserves for FIAs are computed in accordance with the requirements of FASB ASC Topic 944, "Financial Services – Insurance", Topic 815, "Derivatives and Hedging", and Topic 820, "Fair Value Measurements and Disclosures". Accordingly, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value, with the change in fair value recorded in the Statements of Operations.

Reserves for universal life products are equal to cumulative deposits, less withdrawals and charges, plus credited interest thereon. Reserves for traditional life insurance contracts represent the present value of future benefits to be paid to or on behalf of contractowners and related expenses, less the present value of future net premiums.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under the requirements of ASC Topic 944, the Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the insurer for services provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves as outlined in ASC Topic 944, and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates using rates consistent with the deferred policy acquisition costs model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

GMABs and GMWBs without life contingent payouts are considered to be derivatives under ASC Topic 815 and Topic 820. The additional reserves for these guarantees are recognized at fair value through the Statements of Operations.

Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

Sales Inducements

Sales inducements represent benefits paid to contractowners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. Sales inducements are amortized as a component of Interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For universal life and most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premium or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts.

Premiums on the Statements of Operations primarily represent amounts received under traditional life insurance policies.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For GICs, deposits made to the Company are not recorded as revenue in the Statements of Operations, but are recorded directly to Future policy benefits and claims reserves on the Balance Sheets.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Statements of Operations. The Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital gains (losses) of $56.6 and $(243.5), respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance

The Company utilizes reinsurance agreements to reduce its exposure to large losses in most aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as the direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Balance Sheets.

Participating Insurance

Participating business approximates 7.9% of the Company's ordinary life insurance in force and 29.2% of life insurance premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating contractowners are based on published dividend projections or expected dividend scales. Dividends to participating policyholders of $12.4, $13.7, and $14.8, were incurred during the years ended December 31, 2009, 2008, and 2007, respectively.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses (benefits) result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2. **Investments**

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		OTTI[2]		Fair Value
Fixed maturities:									
U.S. Treasuries	$	4,201.0	$	2.5	$	80.0	$	-	$	4,123.5
U.S. government agencies and authorities		26.1		0.1		1.6		-		24.6
State, municipalities, and political subdivisions		47.8		2.2		5.2		-		44.8
U.S. corporate securities:									
Public utilities		997.4		57.5		6.9		-		1,048.0
Other corporate securities		4,290.8		247.8		71.8		0.4		4,466.4
Total U.S. corporate securities		5,288.2		305.3		78.7		0.4		5,514.4
Foreign securities[1]:									
Government		369.8		23.8		8.3		-		385.3
Other		2,880.8		131.7		78.5		0.4		2,933.6
Total foreign securities		3,250.6		155.5		86.8		0.4		3,318.9
Residential mortgage-backed securities		1,758.9		210.7		150.7		70.9		1,748.0
Commercial mortgage-backed securities		3,012.5		25.3		448.2		-		2,589.6
Other asset-backed securities		1,218.6		11.8		316.8		28.4		885.2
Total fixed maturities, including securities pledged		18,803.7		713.4		1,168.0		100.1		18,249.0
Less: securities pledged		1,079.4		35.3		22.2		-		1,092.5
Total fixed maturities		17,724.3		678.1		1,145.8		100.1		17,156.5
Equity securities		150.8		4.3		0.8		-		154.3
Total investments, available-for-sale	$	17,875.1	$	682.4	$	1,146.6	$	100.1	$	17,310.8

[1] Primarily U.S. dollar denominated.

[s] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,109.3	$ 74.3	$ 0.3	$ 1,183.3
U.S. government agencies and authorities	255.8	20.9	-	276.7
State, municipalities, and political subdivisions	48.2	0.3	9.0	39.5
U.S. corporate securities:				
Public utilities	1,229.3	5.3	114.3	1,120.3
Other corporate securities	5,516.4	68.7	606.0	4,979.1
Total U.S. corporate securities	6,745.7	74.0	720.3	6,099.4
Foreign securities[1]:				
Government	413.3	3.6	64.4	352.5
Other	3,448.6	11.1	459.9	2,999.8
Total foreign securities	3,861.9	14.7	524.3	3,352.3
Residential mortgage-backed securities	4,264.0	122.3	803.0	3,583.3
Commercial mortgage-backed securities	3,585.1	-	1,027.9	2,557.2
Other asset-backed securities	1,500.2	9.2	464.9	1,044.5
Total fixed maturities, including securities pledged	21,370.2	315.7	3,549.7	18,136.2
Less: securities pledged	1,141.2	57.4	29.9	1,168.7
Total fixed maturities	20,229.0	258.3	3,519.8	16,967.5
Equity securities	257.6	0.3	4.0	253.9
Total investments, available-for-sale	$ 20,486.6	$ 258.6	$ 3,523.8	$ 17,221.4

[1] Primarily U.S. dollar denominated.

At December 31, 2009 and 2008, net unrealized losses were $551.2 and $3,237.7, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 493.7	$ 496.6
After one year through five years	5,322.7	5,505.3
After five years through ten years	3,875.6	3,957.2
After ten years	3,121.7	3,067.1
Mortgage-backed securities	4,771.4	4,337.6
Other asset-backed securities	1,218.6	885.2
Less: securities pledged	1,079.4	1,092.5
Fixed maturities, excluding securities pledged	$ 17,724.3	$ 17,156.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009. At December 31, 2008, the Company had investments with five issuers, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10.0% of the Company's Shareholder's equity.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.1 and $12.4, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 26.1% and 13.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $192.6 and $325.1, respectively, and is included in Fixed maturities, available for sale, on the Balance Sheets. The impact to Other net realized capital gains (losses) on the Statements of Operations related to these hybrid instruments was $117.6 and $0.1 for the years ended December 31, 2009 and 2008, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company is a member of the Federal Home Loan Bank of Des Moines ("FHLB") and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2009 and 2008, the Company had $1,304.5 and $2,995.2, respectively, in non-putable funding agreements, including accrued interest, issued to the FHLB. At December 31, 2009 and 2008, assets with a market value of approximately $1,657.9 and $3,341.1, respectively, collateralized the funding agreements to the FHLB. Assets pledged to the FHLB are included in Fixed maturities, available-for-sale, in the Balance Sheets.

In conjunction with the January 2009 agreement with the Dutch State regarding the transfer of 80% of the Company's Alt-A residential mortgage backed securities ("Alt-A RMBS"), which included $386.0 in Alt-A RMBS pledged to the FHLB, the Company substituted the Alt-A RMBS assets pledged with other fixed maturities. By February 17, 2009, the Company recalled these Alt-A securities in order to implement the transaction with the Dutch State and reduced the funding agreements issued to the FHLB pro rata.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $1.4 billion of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company reduced the unrealized loss balance in Accumulated other comprehensive loss included in Shareholder's equity by $411.3 and recognized a gain of $117.6, which was reported in Net realized capital losses on the Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $18.9 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $7.9 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Balance Sheets. At December 31, 2009 and 2008, the carrying value of the securities pledged in dollar rolls and

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

repurchase agreement transactions was $354.1 and $562.8, respectively, and is included in Securities pledged on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $311.1 and $483.1 at December 31, 2009 and 2008, respectively, and is included in Borrowed money on the Balance Sheets. In addition to the repurchase obligation, the Company holds $28.9 in collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $163.7 and $125.4, respectively, and is included in Securities pledged on the Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows at December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 170.1	13.5%	$ 21.2	1.7%	$ 645.7	18.2%	$ 115.6	3.3%
More than six months and twelve months or less below amortized cost	259.3	20.4%	200.8	15.8%	828.3	23.3%	85.7	2.4%
More than twelve months below amortized cost	419.0	33.0%	197.7	15.6%	1,776.4	50.0%	98.0	2.8%
Total unrealized capital losses	$ 848.4	66.9%	$ 419.7	33.1%	$ 3,250.4	91.5%	$ 299.3	8.5%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

2009	Six Months or Less Below Amortized Cost	More than Six Months and Twelve Months or Less Below Amortized Cost	More than Twelve Months Below Amortized Cost	Total Unrealized Capital Losses
Interest rate or spread widening	$ 99.3	$ 31.6	$ 122.2	$ 253.1
Mortgage and other asset-backed securities	92.0	428.5	494.5	1,015.0
Total unrealized capital losses	$ 191.3	$ 460.1	$ 616.7	$ 1,268.1
Fair value	$ 5,275.9	$ 1,058.2	$ 2,714.5	$ 9,048.6
2008				
Interest rate or spread widening	$ 198.7	$ 538.4	$ 516.7	$ 1,253.8
Mortgage and other asset-backed securities	562.6	375.6	1,357.7	2,295.9
Total unrealized capital losses	$ 761.3	$ 914.0	$ 1,874.4	$ 3,549.7
Fair value	$ 4,350.9	$ 4,522.0	$ 4,551.9	$ 13,424.8

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows at December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 3,761.2	$ 80.0	$ -	$ -	$ -	$ -	$ 3,761.2	$ 80.0
U.S. government agencies and authorities	15.2	0.8	8.2	0.8	-	-	23.4	1.6
U.S. corporate, state, and municipalities	273.8	6.7	108.1	13.5	737.7	64.1	1,119.6	84.3
Foreign	228.1	11.8	107.8	17.3	472.6	58.1	808.5	87.2
Residential mortgage-backed	139.1	46.5	183.5	92.3	260.7	82.8	583.3	221.6
Commercial mortgage-backed	795.5	44.1	534.6	243.1	682.7	161.0	2,012.8	448.2
Other asset-backed	63.0	1.4	116.0	93.1	560.8	250.7	739.8	345.2
Total	$ 5,275.9	$ 191.3	$ 1,058.2	$ 460.1	$ 2,714.5	$ 616.7	$ 9,048.6	$ 1,268.1
2008								
U.S. Treasuries	$ 254.1	$ 0.3	$ -	$ -	$ -	$ -	$ 254.1	$ 0.3
U.S. corporate, state, and municipalities	1,588.3	137.7	1,923.5	323.6	1,133.5	268.0	4,645.3	729.3
Foreign	747.8	61.4	1,225.9	214.8	920.5	248.1	2,894.2	524.3
Residential mortgage-backed	884.7	307.3	436.2	76.6	759.5	419.1	2,080.4	803.0
Commercial mortgage-backed	561.7	113.6	795.5	262.2	1,180.7	652.1	2,537.9	1,027.9
Other asset-backed	311.7	141.7	139.8	37.9	561.4	285.3	1,012.9	464.9
Total	$ 4,348.3	$ 762.0	$ 4,520.9	$ 915.1	$ 4,555.6	$ 1,872.6	$ 13,424.8	$ 3,549.7

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 81.5% of the average book value as of December 31, 2009. In addition, this category includes 461 securities, which have an average quality rating of A.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 6,184.5	$ 396.8	$ 265.1	$ 111.8	282	96
More than six months and						
twelve months or less						
below amortized cost	1,248.5	982.3	68.8	433.2	191	115
More than twelve months						
below amortized cost	619.0	885.6	27.8	361.4	113	158
Total	$ 8,052.0	$ 2,264.7	$ 361.7	$ 906.4	586	369
2008						
Six months or less						
below amortized cost	$ 5,605.9	$ 6,569.3	$ 483.9	$ 2,279.4	807	732
More than six months and						
twelve months or less						
below amortized cost	2,481.8	852.6	181.8	452.7	335	116
More than twelve months						
below amortized cost	1,428.5	35.8	130.6	21.3	173	19
Total	$ 9,516.2	$ 7,457.7	$ 796.3	$ 2,753.4	1,315	867

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 3,841.2	$ -	$ 80.0	$ -	21	-
U.S. government agencies and authorities	25.0	-	1.6	-	4	-
U.S. corporate, state and municipalities	1,139.0	64.9	67.8	16.5	220	32
Foreign	712.7	183.0	33.1	54.1	93	30
Residential mortgage-backed	336.0	468.9	35.9	185.7	83	119
Commercial mortgage-backed	1,534.6	926.5	104.2	344.0	96	60
Other asset-backed	463.5	621.4	39.1	306.1	69	128
Total	$ 8,052.0	$ 2,264.7	$ 361.7	$ 906.4	586	369
2008						
U.S. Treasuries	$ 254.4	$ -	$ 0.3	$ -	2	-
U.S. corporate, state and municipalities	4,043.9	1,330.2	325.4	403.9	654	239
Foreign	2,341.8	1,076.6	174.3	350.0	314	168
Residential mortgage-backed	1,197.1	1,686.3	84.7	718.3	154	159
Commercial mortgage-backed	1,158.2	2,407.6	158.7	869.2	107	130
Other asset-backed	520.8	957.0	52.9	412.0	84	171
Total	$ 9,516.2	$ 7,457.7	$ 796.3	$ 2,753.5	1,315	867

For the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $2.3 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which were previously reported in Net realized capital gains (losses).

At December 31, 2009, the Company had 19 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $353.9, or 27.9% of the total unrealized losses, as of December 31, 2009. At December 31, 2008, the Company held 53 fixed maturities with unrealized capital losses in excess of $10.0 million. The unrealized capital losses on these fixed maturities equaled $890.8, or 25.1% of the total unrealized capital losses, as of December 31, 2008.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of the Company's fixed maturities, including securities pledged to creditors, increased by $112.8, before tax and DAC, from December 31, 2008 through December 31, 2009, primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 114.7	10	$ -	-	$ - *	1
U.S. Corporate	55.2	55	289.1	230	81.0	173
Foreign[1]	31.1	45	229.4	108	25.7	74
Residential mortgage-backed	78.6	84	289.8	98	3.0	24
Commercial mortgage-backed	70.9	5	107.4	26	-	-
Other asset-backed	114.5	44	75.1	67	43.3	91
Equity	3.3	5	32.0	12	-	-
Mortgage loans on real estate	20.9	8	4.8	1	-	-
Limited partnerships	0.4	1	0.5	1	0.3	1
Total	$ 489.6	257	$ 1,028.1	543	$ 153.3	364

* Less than $0.1.

[1] Primary U.S. dollar denominated.

The above schedule includes $171.2, $369.7, and $31.0, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $318.4, $658.4, and $122.3, in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 114.7	10	$ -	-	$ - *	1
U.S. Corporate	45.9	41	199.8	178	70.6	161
Foreign[1]	25.6	41	146.5	87	21.4	68
Residential mortgage-backed	2.9	1	142.9	40	1.0	5
Commercial mortgage-backed	70.9	5	107.4	26	-	-
Other asset-backed	58.4	13	61.8	32	29.3	84
Total	$ 318.4	111	$ 658.4	363	$ 122.3	319

*Less than $0.1.

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	**No of Securities**
U.S. corporate	$ 0.4	$ 2
Foreign[1]	0.4	3
Residential mortgage-backed	70.9	45
Other asset-backed	28.4	27
Total	$ 100.1	$ 77

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007, was $2,414.2, $2,268.4, and $2,353.8, respectively.

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 92.7
Additional credit impairments:	
On securities not previously impaired	21.7
On securities previously impaired	13.8
Reductions:	
Securities sold, matured, prepaid or paid down	(4.9)
Balance at December 31, 2009	$ 123.3

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,240.9	$ 1,361.0	$ 1,176.1
Equity securities, available-for-sale	21.0	(0.2)	3.3
Mortgage loans on real estate	202.8	223.6	233.1
Policy loans	7.6	8.8	9.0
Short-term investments and cash equivalents	5.6	4.5	6.7
Other	(1.2)	(53.3)	35.1
Gross investment income	1,476.7	1,544.4	1,463.3
Less: investment expenses	60.2	106.4	116.9
Net investment income	$ 1,416.5	$ 1,438.0	$ 1,346.4

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

At December 31, 2009 and 2008, the Company had $18.0 and $21.2, respectively, of investments in fixed maturities which produced no net investment income.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale, and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives.   The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(465.0), $(990.8), and $(153.0) in 2009, 2008, and 2007, respectively	$ (238.2)	$ (975.9)	$ (100.3)
Equity securities, available-for-sale, including net OTTI of $(3.3), $(32.0), and $0.0 in 2009, 2008, and 2007, respectively	6.4	(52.9)	0.5
Derivatives	(2,249.4)	(447.5)	(291.0)
Other investments, including net OTTI of $(21.3), $(5.3), and $(0.3) in 2009, 2008, and 2007, respectively	(20.0)	(5.4)	(0.4)
Net realized capital losses	$ (2,501.2)	$ (1,481.7)	$ (391.2)
After-tax net realized capital losses including tax valuation allowance of $35.6, $(374.0), and $0 in 2009, 2008, and 2007, respectively	$ (1,590.2)	$ (1,337.1)	$ (254.3)

Total net realized capital losses increased for the year ended December 31, 2009, primarily due to losses on futures related to a) a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital, b) hedging of variable annuity guaranteed death benefits, and c) beginning in the third quarter of 2009, hedging of variable annuity guaranteed living benefits ("VAGLB") ceded to SLDI, an affiliate, under the combined coinsurance and coinsurance funds withheld agreement. However, the losses on the VAGLB futures incurred are ceded to SLDI and reported as a corresponding decrease in Interest credited and other benefits to policyholders. Futures were in a short position and their fair value decreased as equity markets improved in 2009. Total net realized capital losses were partially offset by several improvements such as a decline in net impairments due to improved market conditions in 2009 and the impact of new US GAAP guidance in the second quarter of 2009 which resulted in certain noncredit related impairments reported in Other comprehensive income (loss), whereas in 2008 such losses were reflected in Net realized capital losses. In addition, the sale of the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009 resulted in a gain and credit spread tightening and slightly lower average interest rates in 2009 improved the value of fixed maturities and increased gains upon sale. The value of hedges related to FIAs, which were in a long position, increased in value with the improved equity markets in 2009, and also served to partially offset overall net realized capital losses.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Proceeds on sales	$ 5,202.4	$ 6,893.4	$ 5,859.3
Gross gains	173.3	100.2	41.1
Gross losses	98.3	164.9	57.0

3. Financial Instruments

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
  Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

	2009			
	Level 1	**Level 2**	**Level 3**[1]	**Total**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 4,123.5	$ 12,613.4	$ 1,512.1	$ 18,249.0
Equity securities, available-for-sale	149.8	-	4.5	154.3
Derivatives	42.8	59.1	215.5	317.4
Embedded derivative on reinsurance	-	38.7	-	38.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	2,242.8	8.0	-	2,250.8
Assets held in separate accounts	42,996.1	-	-	42,996.1
Total	$ 49,555.0	$ 12,719.2	$ 1,732.1	$ 64,006.3
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIA")	$ -	$ -	$ 927.2	$ 927.2
Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB")	-	-	73.9	73.9
Other liabilities (primarily derivatives)	3.2	393.6	103.6	500.4
Total	$ 3.2	$ 393.6	$ 1,104.7	$ 1,501.5

[1] Level 3 net assets and liabilities accounted for 1.0% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3.2%.

(Dollar amounts in millions, unless otherwise stated)

	2008			
	Level 1	**Level 2**	**Level 3[(1)]**	**Total**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,183.3	$ 14,363.3	$ 2,589.6	$ 18,136.2
Equity securities, available-for-sale	253.9	-	-	253.9
Derivatives	-	164.1	176.2	340.3
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	781.7	71.2	-	852.9
Assets held in separate accounts	34,090.8	-	-	34,090.8
Total	$ 36,309.7	$ 14,598.6	$ 2,765.8	$ 53,674.1
Liabilities:				
Investment contract guarantees:				
Fixed Indexed Annuities ("FIAs")	-	-	638.9	638.9
Guaranteed Minimum Withdrawal and Accumulation Benefits ("GMWB" and "GMAB")	-	-	153.0	153.0
Other liabilities (primarily derivatives)	-	614.0	166.2	780.2
Total	$ -	$ 614.0	$ 958.1	$ 1,572.1

(1) Level 3 net assets and liabilities accounted for 3.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 10.0%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $96.6 and $13.1 billion of a total of $18.2 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, the valuations of which are based upon a quoted market price and are classified as Level 1.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Investment contract guarantees: The Company records liabilities, which can be either positive or negative, for annuity contracts containing guaranteed riders for GMABs and GMWBs without life contingencies in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

The Company also records for its FIA contracts an embedded derivative liability for interest payments to contractholders above the minimum guaranteed interest rate, in accordance with US GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 assets in the fair value hierarchy.

Nonperformance risk for investment contract guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default swap spread is applied to the discount factors for FIAs and the risk-free rates for GMABs and GMWBs in the Company's valuation models in order to incorporate credit risk into the fair values of these investment contract guarantees. As of December 31, 2009, the credit spreads of ING and the Company decreased by approximately 158 basis points from December 31, 2008, which resulted in changes in the valuation of the reserves for all investment contract guarantees.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and SLDI. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments," which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Other investments: The fair value of other investments are estimated based on 70% of third party appraised value for joint ventures and third party appraised value for real estate.

Deposits from affiliates: Fair value is estimated based on the fair value of the liabilities for the account values of the underlying contracts, plus the fair value of the unamortized ceding allowance based on the present value of the projected release of the ceding allowance, discounted at risk-free rates, plus a credit spread.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contractholder and to the Company. Here, the stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included.

Notes to affiliates: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 18,249.0	$ 18,249.0	$ 18,136.2	$ 18,136.2
Equity securities, available-for-sale	154.3	154.3	253.9	253.9
Mortgage loans on real estate	3,413.2	3,417.3	3,923.3	3,803.3
Loan - Dutch State obligation	1,026.0	971.4	-	-
Policy loans	131.6	131.6	144.4	144.4
Cash, cash equivalents, Short-term investments, and Short-term investments under securities loan agreement	2,250.8	2,250.8	852.9	852.9
Derivatives	317.4	317.4	340.3	340.3
Other investments	23.9	37.4	24.4	33.3
Deposits from affiliates	1,752.0	1,873.6	1,947.0	2,025.7
Embedded derivative on reinsurance	38.7	38.7	-	-
Assets held in separate accounts	42,996.1	42,996.1	34,090.8	34,090.8
Liabilities:				
Investment contract liabilities:				
Deferred annuities	20,665.8	20,766.5	19,282.5	18,986.2
Guaranteed investment contracts and funding agreements	2,646.5	2,718.3	6,868.9	6,580.2
Supplementary contracts and immediate annuities	823.6	782.7	866.5	883.9
Derivatives	500.4	500.4	780.2	780.2
Investment contract guarantees:				
Fixed indexed annuities	927.2	927.2	638.9	638.9
Guaranteed minimum withdrawal and accumulation benefits	73.9	73.9	153.0	153.0
Notes to affiliates	435.0	426.9	435.0	407.6

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to changes in derivatives, FIAs, and GMWBs and GMABs due to their impacts on the Company's results of operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale including securities pledged	Equity securities, available-for-sale	Derivatives	Investment Contract Guarantees FIA	GMWB/ GMAB
Balance at January 1, 2009	$ 2,589.6	$ -	$ 10.0	$ (638.9)	$ (153.0)
Capital gains (losses):					
Net realized capital (losses) gains	(14.9)[1]	-	(60.3)[3]	(151.6)[4]	85.3
Net unrealized capital gains (losses)[2]	159.8	0.1	-	-	-
Total net realized and unrealized capital gains (losses)	144.9	0.1	(60.3)	(151.6)	85.3
Purchases, sales, issuances, and settlements, net	(527.0)	1.6	130.0	(136.7)	(6.2)
Transfer in to Level 3	-	2.8	-	-	-
Transfer out of Level 3	(695.4)	-	32.2	-	-
Balance at December 31, 2009	$ 1,512.1	$ 4.5	$ 111.9	$ (927.2)	$ (73.9)
Balance at January 1, 2008	$ 1,396.3	$ -	$ 298.2	$ (925.6)	$ (2.7)
Capital gains (losses):					
Net realized capital (losses) gains	(7.5)[1]	-	(76.2)[3]	328.4[4]	(141.5)
Net unrealized capital gains (losses)[2]	27.9	-	-	-	-
Total net realized and unrealized capital gains (losses)	20.4	-	(76.2)	328.4	(141.5)
Purchases, sales, issuances, and settlements, net	(32.5)	-	(105.1)	(41.7)	(8.8)
Transfer in to Level 3	1,205.4	-	(106.9)	-	-
Balance at December 31, 2008	$ 2,589.6	$ -	$ 10.0	$ (638.9)	$ (153.0)

[1] This amount is included in Net realized capital gains (losses) with $(83.7) and $32.8 related to the amortization of book value included in Net investment income on the Statements of Operations for the years ended December 31, 2009 and 2008, respectively.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately by security.

[4] These amounts are included in Interest credited and other benefits to contractowners on the Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A RMBS to the Dutch State during the first quarter of 2009. Transfers out of Level 3 represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. These declines were partially offset by unrealized capital gains on Level 3 fixed maturities for the year ended

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2009, related to the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State transaction as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Level 3 fixed maturities for the year ended December 31, 2008 increased primarily due the transfer in of subprime and Alt-A RMBS due to the lack of market activity for these securities in 2008.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: For the year ended December 31, 2009, the change in value of Level 3 derivatives reflects the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange.

Investment contract guarantees: The losses on the FIA embedded derivatives and gains on GMWB/GMAB embedded derivatives were primarily driven by favorable equity market performance. For the year ended December 31, 2009, the net realized losses attributable to credit risk were $201.7.

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. During 2009, futures contracts were also used as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. A decrease in equity markets may also negatively impact the Company's investment in equity securities, and the futures income would serve to offset that effect. In addition, the Company utilizes futures contracts in an anticipatory hedging program to hedge the effects of changes in interest rates related to commitments for future purchases of bonds. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Statements of Operations.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the options offset this increased expense. Put options are used to hedge the liability associated with embedded derivatives in certain variable annuity contracts and as part of a hedging program designed to mitigate the impact of potential declines in equity markets and their impact on regulatory capital. Both the options and the embedded derivative reserves are carried at fair value.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust.

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Interest rate caps[1]	122.0	$ 0.4	$ (0.1)	122.0	$ 0.1	$ - **
Interest rate swaps[1]	6,765.3	44.2	(325.1)	7,130.0	131.7	(565.7)
Foreign exchange swaps[1]	287.3	-	(52.9)	287.3	14.3	(30.3)
Credit default swaps[1]	358.9	0.3	(106.0)	477.0	12.7	(124.8)
Total return swaps[1]	124.3	-	(2.9)	-	-	-
Forwards[1]	528.5	14.2	- **	156.0	1.9	-
Swaptions[1]	-	-	-	1,667.5	3.4	-
Futures[1]	5,121.8	42.8	(3.2)	2,593.9	1.4	(36.6)
Options[1]	5,097.8	215.5	(10.2)	3,744.2	174.8	(22.8)
Embedded derivatives:						
Within securities[2]	N/A*	47.8	(9.4)	N/A*	103.7	(7.4)
Within retail annuity products[3]	N/A*	-	(1,001.1)	N/A*	-	(791.9)
Within reinsurance agreement[3]	N/A*	38.7	-	N/A*	-	-
Total	18,405.9	$ 403.9	$ (1,510.9)	16,177.9	$ 444.0	$ (1,579.5)

*   N/A - Not applicable.

**   Less than $0.1.

[1]   The fair values of these derivatives are reported in Derivatives or Other liabilities on the Balance Sheets.

[2]   The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Balance Sheets with the underlying instrument.

[3]   The fair values of embedded derivatives within retail annuity products and reinsurance agreements are reported in Future policy benefits and claim reserves on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

	2009	2008
Interest rate swaps[1]	$ (135.6)	$ (388.3)
Foreign exchange swaps[1]	(33.2)	30.2
Credit default swaps[1]	(12.9)	(31.5)
Total return swaps[1]	(52.6)	-
Forwards[1]	4.1	19.1
Futures[1]	(1,951.6)	200.9
Swaptions[1]	(1.5)	(3.3)
Interest rate caps[1]	0.2	2.5
Options[1]	(66.3)	(277.1)
Embedded derivatives:		
Within securities[2]	(57.8)	57.5
Within retail annuity products[2]	(66.3)	186.9
Within reinsurance agreement[2]	38.7	-
Total	$ (2,334.8)	$ (203.1)

[1] Changes in value are included in Net realized capital losses on the Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.3 and $106.0 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $12.7 and $124.8 was included in Derivatives and Other liabilities, respectively, on the Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $122.9 and $143.3, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.9 at December 31, 2009 are included in Limited partnerships/corporations on the Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Statements of Operations.

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	2,669.9
Deferrals of commissions and expenses		729.1
Amortization:		
Amortization		(592.0)
Interest accrued at 5% to 6%		162.2
Net amortization included in the Statements of Operations		(429.8)
Change in unrealized capital gains (losses) on available-for-sale securities		(56.0)
Implementation of ASC Topic 944-30		(4.8)
Balance at December 31, 2007		2,908.4
Deferrals of commissions and expenses		781.7
Amortization:		
Amortization		(814.9)
Interest accrued at 4% to 5%		146.4
Net amortization included in the Statements of Operations		(668.5)
Change in unrealized capital gains (losses) on available-for-sale securities		1,098.2
Effect of variable annuity guaranteed living benefits reinsurance		85.7
Balance at December 31, 2008		4,205.5
Deferrals of commissions and expenses		411.7
Amortization:		
Amortization		171.7
Interest accrued at 4% to 5%		191.3
Net amortization included in the Statements of Operations		363.0
Change in unrealized capital gains (losses) on available-for-sale securities		(1,262.2)
Balance at December 31, 2009	$	3,718.0

The estimated amount of DAC amortization expense, net of interest, is $251.8, $291.8, $293.6, $337.3, and $413.7, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	110.1
Amortization:		
Amortization		16.8
Interest accrued at 4% to 6%		4.9
Net amortization included in the Statements of Operations		21.7
Change in unrealized capital gains (losses) on available-for-sale securities		(3.1)
Balance at December 31, 2007		128.7
Amortization:		
Amortization		(18.7)
Interest accrued at 3% to 5%		6.7
Net amortization included in the Statements of Operations		(12.0)
Change in unrealized capital gains (losses) on available-for-sale securities		78.4
Balance at December 31, 2008		195.1
Amortization:		
Amortization		(7.5)
Interest accrued at 3% to 5%		6.7
Net amortization included in the Statements of Operations		(0.8)
Change in unrealized capital gains (losses) on available-for-sale securities		(80.9)
Balance at December 31, 2009	$	113.4

The estimated amount of VOBA amortization expense, net of interest, is $10.0, $10.6, $10.6, $10.2, and $9.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA - Annuity Products

The Net amortization of DAC and VOBA decreased for the year ended December 31, 2009, driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009 and lower gross profits in 2009 primarily related to higher realized losses.

The increase in Net amortization of DAC and VOBA in 2008 compared to 2007 was primarily due to unfavorable separate account performance during 2008 which caused a significant acceleration of variable annuity DAC amortization, as a result of lower projections of fee income. In addition, this unfavorable performance required the Company to adjust its future gross profit projections for variable annuity hedging costs and guaranteed benefit costs, which also increased amortization.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During 2009, 2008, and 2007, the Company adjusted its projections for future gross profits due to actual experience in the year, adjusted its k-factor for the impact of current period gross profit variances, and revised and unlocked certain assumptions for its fixed and variable annuity products. These adjustments and their acceleration (deceleration) impact on Amortization of DAC and VOBA were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Impact of separate account growth and contractowner withdrawal behavior different from assumptions	$ (324.1)	$ 491.8	$ 1.3
Impact of current year gross profit variances	342.6	227.2	-
Unlock of mortality, lapse, expense and mutual fund sharing assumptions	88.9	(40.1)	(43.6)
Impact of refinements of gross profit projections	(0.9)	302.0	67.0
Total unlocking effect on Amortization of DAC and VOBA	$ 106.5	$ 980.9	$ 24.7

5.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of the State of Iowa Insurance Division (the "Division") for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of the Company's statutory surplus at the prior year end or (2) the Company's prior year statutory net gain from operations.

During 2009, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent. During 2008, the Company paid its Parent a cash return of capital distribution in the amount of $900.0. During 2007, the Company did not pay any dividends or return of capital distributions on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $835.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008, the Company received a $1.1 billion capital contribution from its Parent. During 2007, the Company received $150.0 in capital contributions from its Parent.

On February 19, 2010, the Company received a $239.0 capital contribution from its Parent. The contribution was comprised of proceeds from the sale of affiliated broker-dealers and the redistribution of currently existing capital within ING U.S. Insurance.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Division recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $(638.3), $(831.4), and $(40.1), for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,486.1 and $1,872.7 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2009 includes the impact of a $239.0 capital contribution received by the Company from its immediate Parent on February 19, 2010. As permitted by statutory accounting practices, statutory surplus as of December 31, 2008 includes the impact of an $835.0 capital contribution received on February 24, 2009. In addition, as approved by the Division, statutory surplus as of December 31, 2008 reflects the acceptance as of December 31, 2008 of an $883.0 receivable from ING America Insurance Holdings, Inc. ("ING AIH") payable to Security Life of Denver International Limited ("SLDI") into the reinsurance trust established by SLDI for the benefit of the Company. SLDI is the reinsurer of certain reserves associated with variable annuity contracts underwritten by the Company.   The reinsurance trust receivable was funded by a portion of a cash capital contribution of $1,217.0 made by ING AIH to SLDI on April 22, 2009. ING AIH is the indirect parent company of the Company and the immediate parent company of SLDI, and SLDI is an affiliate of the Company. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement. In accordance with the terms of the agreement, $3.2 billion of assets were transferred from SLDI to the Company.

The Division has the ability to ease certain reserving requirements at its discretion. Due to the reduction in liquidity and the limited availability of letters of credit confirming banks, the Department allowed the Company to accept unconfirmed letters of credit of up to $320.0 for reinsurance transactions.   This allowed the Company to take the full reserve relief for reinsurance transactions with unconfirmed letters of credit. This reserve relief was available for the period from December 31, 2008 through January 1, 2010 and is not a permitted practice.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $151.2. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Division to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Division, which allows the Company to reflect the impact of adoption of $151.2 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $79.2 increase in reserves and a corresponding decrease in statutory surplus.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $85.6. This adoption had no impact on total liabilities or net income.

6.   Additional Insurance Benefits and Minimum Guarantees

Under the requirements of ASC Topic 944, the Company calculates reserve liabilities for certain guaranteed benefits and for universal life products with certain patterns of cost of insurance charges and certain other fees.

The following assumptions and methodology were used to determine the guaranteed minimum death benefits ("GMDB") additional reserve at December 31, 2009.

Area	Assumptions/Basis for Assumptions
Data used	Based on 1000 and 100 investment performance scenarios for GMIB, LP/LPP & GMDB and AB/WB respectively.
Mean investment performance	8.125% for GMIB, LP and LPP, 8.43% for GMDB.
	Zero rate curve + ING Bond spread for GMAB/WB. The bond spread varies between 0.4% and 1.1% based on term structure.
Volatility	16.53% for GMIB, LP and LPP, 16.38% for GMDB.
	Blended 1 year implied forward volatilities for GMAB/WB. The forward volatilities range between 6.1% and 33.8% based on fund type.
Mortality	1999 and prior issues - 75.0%, 75.0%, 75.0%, 80.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup, and combination rollup and ratchet, respectively. 2000 and later issues - 55.0%, 55.0%, 65.0%, 65.0%, grading to 100% from age 80 to 120, of the 90-95 ultimate mortality table for standard, ratchet, rollup and combination rollup and ratchet, respectively.
Lapse rates	Vary by contract type and duration; range between 1.0% and 40.0%
Discount rates	5.5%, based on the portfolio earned rate of the general account.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The assumptions used for calculating the additional guaranteed minimum income benefits ("GMIB") and Guaranteed Minimum Withdrawal for Life Benefit (LifePay "LP" and LifePay Plus "LPP") liabilities at December 31, 2009, are consistent with those used for the calculating the additional GMDB liability. In addition, the calculation of the GMIB, LP, and LPP liabilities assumes dynamic surrenders and dynamic utilization of the guaranteed benefit reserves, reflecting the extent to which the benefit has a positive value as of the projection date.

The separate account liabilities subject to the requirements for additional reserve liabilities under ASC Topic 944 for minimum guaranteed benefits, and the additional liabilities recognized related to minimum guarantees, by type, as of December 31, 2009 and 2008, and the paid and incurred amounts by type for the years ended December 31, 2009 and 2008, were as follows:

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (LP/LPP)
Separate account liability at December 31, 2009	$ 42,996.1	$	1,602.6	$	15,418.6	$	15,480.8
Separate account liability at December 31, 2008	$ 34,090.8	$	1,470.2	$	12,701.6	$	10,020.7
Additional liability balance:							
Balance at January 1, 2008	$ 209.4	$	11.2	$	132.2	$	5.9
Incurred guaranteed benefits	509.4		141.8		(132.2) [1]		(5.9) [1]
Paid guaranteed benefits	(153.4)		-		-		-
Balance at December 31, 2008	$ 565.4	$	153.0	$	-	$	-
Incurred guaranteed benefits	47.1		(79.1)		-		-
Paid guaranteed benefits	(134.9)		-		-		-
Balance at December 31, 2009	$ 477.6	$	73.9	$	-	$	-

[1] Amounts represent full reinsurance of ceded reserves for GMIBs and LP/LPPs.

The net amount at risk, net of reinsurance, and the weighted average attained age of contractowners by type of minimum guaranteed benefit, were as follows as of December 31, 2009 and 2008.

	Guaranteed Minimum Death Benefit (GMDB)		Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB)		Guaranteed Minimum Income Benefit (GMIB)		Guaranteed Withdrawal For Life Benefit (LP/LPP)
2009							
Net amount at risk, net of reinsurance	$ 9,108.7	$	104.9	$	-	$	-
Weighted average attained age	65		68		-		-
2008							
Net amount at risk, net of reinsurance	$ 15,035.8	$	310.0	$	-	$	-
Weighted average attained age	64		66		-		-

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008 was $43.0 billion and $34.1 billion, respectively.

7. Sales Inducements

During the year ended December 31, 2009, the Company capitalized and amortized $65.7 and $(222.5), respectively, of sales inducements. During the year ended December 31, 2008, the Company capitalized and amortized $106.9 and $229.7, respectively, of sales inducements. The unamortized balance of capitalized sales inducements, net of unrealized capital gains (losses) on available-for-sale securities, was $810.2 and $624.3 as of December 31, 2009 and 2008, respectively.

8. Income Taxes

The Company files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. The Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax (benefit) expense:			
Federal	$ (357.2)	$ (754.9)	$ 26.6
Total	(357.2)	(754.9)	26.6
Deferred tax expense:			
Other federal deferred tax expense (benefit)	220.7	509.7	(28.2)
Total deferred tax expense (benefit)	220.7	509.7	(28.2)
Total income tax benefit	$ (136.5)	$ (245.2)	$ (1.6)

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

		2009		2008		2007
(Loss) income before income taxes and cumulative effect of change in accounting principle	$	(133.3)	$	(1,626.4)	$	127.4
Tax rate		35.0%		35.0%		35.0%
Income tax (benefit) expense at federal statutory rate	$	(46.6)	$	(569.2)	$	44.6
Tax effect of:						
Dividend received deduction		(53.7)		(48.9)		(49.5)
Valuation allowance		(35.6)		379.1		-
Other		(0.6)		(6.2)		3.3
Income tax benefit	$	(136.5)	$	(245.2)	$	(1.6)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

		2009		2008
Deferred tax assets:				
Future policy benefits	$	505.3	$	288.7
Goodwill		2.4		3.7
Investments		367.7		466.5
Employee compensation and benefits		39.7		36.7
Unrealized losses		125.1		700.7
Other		70.4		54.1
Total gross assets before valuation allowance		1,110.6		1,550.4
Less: valuation allowance		(308.6)		(408.9)
Assets, net of valuation allowance		802.0		1,141.5
Deferred tax liabilities:				
Deferred policy acquisition cost		(1,445.4)		(1,137.9)
Value of purchased insurance in force		(39.3)		(39.2)
Other		(84.8)		(0.2)
Total gross liabilities		(1,569.5)		(1,177.3)
Net deferred income liability	$	(767.5)	$	(35.8)

Net unrealized capital gains (losses) are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $197.5 and $374.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(35.6) related to realized capital losses which is included in Net income (loss) and (b) $(140.9) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive income (loss). The tax valuation allowance recorded prior to adopting the new ASC Topic 320 guidance was reflected in Retained earnings. Additionally, at December 31, 2009 and 2008, the Company had a tax valuation allowance of $106.0 and $29.8, respectively, which is included in Accumulated other comprehensive income (loss). As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $140.9, which was reclassified from beginning Retained earnings to Other comprehensive income (loss) under ASC Topic 320. The Company also established a $5.1 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a payable to ING AIH of $69.0 and a receivable from ING AIH of $321.1 at December 31, 2009 and 2008, respectively, for federal income taxes under the intercompany tax sharing agreement.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

		2009		2008
Balance at January 1	$	64.9	$	66.4
Additions for tax positions related to the current year		9.1		7.8
Additions for tax positions related to prior years		3.2		0.7
Reductions for tax positions related to prior years		(16.9)		(9.6)
Reductions for settlements with taxing authorities		-		(0.4)
Balance at December 31	$	60.3	$	64.9

The Company had $53.4 and $47.3 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax benefit on the Balance Sheets and Statement of Operations, respectively. The Company had accrued interest of $4.4 as of December 31, 2009 and 2008.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2002 and 2004 through 2009, and it is expected that the examination of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examination it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $52.7 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for the tax years 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

9.   **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $15.7, $10.8, and $13.0, for the years ended 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $4.2, $5.6, and $4.9, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Statements of Operations.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.5, $5.3, and $4.7, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized minimal tax benefits in 2009, $0.7 in 2008, and $2.5 in 2007.

Other Benefit Plans

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring its supplemental

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

health care costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefits charges allocated to the Company related to all of these plans for the years ended December 31, 2009, 2008, and 2007, were $1.1, $1.3, and $0.6, respectively.

10.   Related Party Transactions

Operating Agreements

The Company has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Underwriting and distribution agreement with Directed Services LLC ("DSL") (successor by merger to Directed Services, Inc.), an affiliated broker-dealer, whereby DSL serves as the principal underwriter for variable insurance products issued by the Company. DSL is authorized to enter into agreements with broker-dealers to distribute the Company's variable products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were incurred in the amounts of $268.0, $603.8, and $553.8, respectively.
- Asset management agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administration, and accounting services for ING USA's general account. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $51.0, $85.9, and $78.0, respectively.
- Service agreement with DSL, in which the Company provides managerial and supervisory services to DSL and earns a fee that is calculated as a percentage of average assets in the Company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, the Company and DSL entered into an amendment to the service agreement effective July 31, 2007, which modifies the method for calculating the compensation owed to the Company for its provision of managerial and supervisory services to DSL. As a result of this amendment, DSL pays the Company the total net revenue DSL earns as investment advisor of ING Investors Trust ("IIT") which is attributable to the Company's deposits in IIT. For the years ended December 31, 2009, 2008, and 2007, revenue for these services was $123.2, $139.2, and $109.0, respectively.
- Services agreements with ING North America, dated September 1, 2000 and January 1, 2001, respectively, for administrative, management, financial, information technology, and finance and treasury services. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $77.1, $93.0, and $96.6, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Services agreement between the Company and its U.S. insurance company affiliates dated January 1, 2001, amended effective January 1, 2002 and December 31, 2007, for administrative, management, professional, advisory, consulting, and other services. For the years ended December 31, 2009, 2008, and 2007, expenses related to the agreements were incurred in the amount of $26.3, $21.6, and $19.0, respectively.
- Administrative Services Agreement between the Company, ReliaStar Life Insurance Company of New York ("RLNY"), an affiliate, and other U.S. insurance company affiliates dated March 1, 2003, amended effective August 1, 2004, in which the Company and affiliates provide services to RLNY. For the years ended December 31, 2009, 2008, and 2007, revenue related to the agreement was $3.1, $6.5, and $6.3, respectively.
- ING Advisors Network, a group of broker-dealers formerly affiliated with the Company, distributes the Company's annuity products. For the years ended December 31, 2009, 2008, and 2007, ING Advisors Network sold new contracts of $442.2, $1,411.3, and $1,429.3, respectively. Certain of these affiliated broker-dealers were sold to Lightyear Capital LLC effective February 1, 2010.
- Services agreement between the Company, Security Life of Denver Insurance Company ("SLD"), an affiliate, and IIM whereby IIM provides administrative, management, professional, advisory, consulting and other services to the Company and SLD with respect to its Financial Products unit. For the years ended December 31, 2009, 2008, and 2007, the Company incurred expenses of $7.6, $8.9, and $1.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Reinsurance Agreements

<u>Reinsurance Ceded</u>

Guaranteed Living Benefit Reinsurance Agreement

The Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI"), dated June 30, 2008, covering 100% of the benefits guaranteed under specific variable annuity guaranteed living benefit riders attached to certain variable annuity contracts issued by the Company on or after January 1, 2000. Effective July 1, 2009, the Company and SLDI entered into an amended and restated reinsurance agreement to change the reinsurance basis of the existing automatic reinsurance agreement dated June 30, 2008 between the Company and SLDI from coinsurance to a combined coinsurance and coinsurance funds withheld basis. To effectuate this transaction, assets with a market value of $3.2 billion were transferred effective July 31, 2009 from SLDI to the Company, and the Company deposited those assets into a trust account. As of December 31, 2009, assets totaling $3.2 billion were on deposit in the trust account. Since December 31, 2009, no additional funds have been contributed to the trust. The Company also established a corresponding funds withheld liability to SLDI, which is included in Other liabilities on the Balance Sheets.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On July 1, 2009, the Company and SLDI also entered into an asset management services agreement pursuant to which SLDI will serve as asset manager for the funds withheld account established under the amended and restated reinsurance agreement, and SLDI will in turn retain its affiliate, ING Investment Management LLC as subadviser with respect to the funds withheld account assets.

At December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $878.6 and $732.3, respectively. In addition, a deferred loss on the transaction in the amount of $372.8 and $353.8 at December 31, 2009 and 2008, respectively, is presented in Other assets on the Balance Sheets and is amortized over the period of benefit.

Effective June 30, 2008, ING USA also entered into a services agreement with SLDI pursuant to which ING USA will provide certain actuarial risk modeling consulting services to SLDI with respect to hedge positions undertaken by SLDI in connection with the Covered Benefits reinsured by SLDI under the combined coinsurance and coinsurance funds withheld reinsurance agreement. For the years ended December 31, 2009 and 2008, revenue related to the agreement was $10.5 and $4.9, respectively.

Coinsurance Agreements

Effective May 1, 2005, ING USA entered into a coinsurance agreement with its affiliate, SLD. Under the terms of the agreement, SLD assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. In addition, ING USA assigned to SLD all future premiums received by ING USA attributable to the ceded contracts.

Under the terms of the agreement, ING USA ceded $2.5 billion in account balances and transferred a ceding commission and $2.7 billion in assets to SLD, resulting in a realized capital gain of $47.9 to the Company.

The coinsurance agreement is accounted for using the deposit method. As such, $2.7 billion of Deposit receivable from affiliate was established on the Balance Sheets. The receivable will be adjusted over the life of the agreement based on cash settlements and the experience of the contracts, as well as for amortization of the ceding commission. The Company incurred amortization expense of the negative ceding commission of $20.8, $19.9, and $21.2 for the years ended December 31, 2009, 2008, and 2007, respectively, which is included in Other expenses in the Statements of Operations.

In addition, the Company entered into a 100% coinsurance agreement with SLD dated January 1, 2000, covering certain universal life policies which had been issued and in force as of, as well as any such policies issued after, the effective date of the agreement. As of December 31, 2009 and 2008, the value of reserves ceded by the Company under this agreement was $17.8 and $17.2, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company is a party to a Facultative Coinsurance Agreement with its affiliate, SLD, effective August 20, 1999. Under the terms of this agreement, the Company facultatively cedes to Security Life, from time to time, certain GICs on a 100% coinsurance basis. The value of GIC reserves ceded by the Company under this agreement was $47.5 and $2.5 billion at December 31, 2009 and 2008, respectively. The decline in GIC reserves ceded is primarily due to the maturity of $1.9 billion ceded funding agreements issued to ING USA Global Funding Trusts. The Company utilizes this reinsurance facility primarily for diversification and asset-liability management purposes in connection with this business, which is facilitated by the fact that SLD is also a major GIC issuer. Senior management of the Company has established a current maximum of $4.0 billion for GIC reserves ceded under this agreement.

Monthly Renewable Term Agreement

The Company entered into a monthly renewable term ("MRT") reinsurance agreement with Canada Life Assurance Company ("Canada Life"), an unaffiliated Canadian insurance company, effective June 30, 2009. Under the terms of the agreement, the Company ceded 90% of its net retained in-force block of group term life business and any new group term life business reinsured from ReliaStar Life Insurance Company ("RLI"), an affiliate, to Canada Life.

Reinsurance Assumed

Yearly Renewable Term Agreements

Effective December 1 and December 31, 2008, respectively, ING USA entered into two yearly renewable term reinsurance agreements with its affiliate, RLI, for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% of RLI's mortality risk associated with the net amount at risk under specific life insurance policies, including:

- Individual life policies issued by RLI and previously assumed by RLI from ReliaStar Life Insurance Company of New York ("RLNY"), with policy dates prior to January 1, 2000, including certain term life, universal life, variable universal life, and whole life, insurance policies.
- In force individual life policies issued by RLI, where premiums are paid on the insured's behalf through payroll deduction and which were marketed by employee benefit brokers.

ING USA received initial consideration of $3.9 from RLI. Thereafter, the Company receives monthly premiums, net of benefit payments, based on premium rates set forth in the respective agreements. As such, there is no unearned reinsurance premium.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $3.0 and $5.0, respectively.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Coinsurance Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a coinsurance funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreement, ING USA assumed 100% quota share of RLI's net retained liability under certain Employee Benefits Group Annual Term policies, including disability waiver of premium.

The initial premium of $219.9 was equal to the aggregate reserve assumed by ING USA. Thereafter, premiums are equal to the total earned gross premiums collected by RLI from policyholders. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under these agreements was $487.7 and $219.9, respectively.

Funds Withheld Agreement

Effective December 31, 2008, ING USA entered into a funds withheld agreement with RLI for an indefinite duration. Under the terms of the agreements, ING USA assumed 100% quota share of RLI's net retained liability under assumed group life reinsurance in-force.

The initial premium of $60.0 was equal to the net Statutory reserve assumed by ING USA. Thereafter, premiums are equal to the total earned reinsurance premiums collected by RLI, less a ceding commission. RLI will retain all reinsurance premiums payable to ING USA as funds withheld, as security for ceded liabilities and against which ceded losses will be offset. Monthly, ING USA will receive or pay a net settlement. In addition, ING USA is required to provide RLI reserve credit in the excess of the funds withheld for reinsurance by providing a cash deposit or letter of credit.

As of December 31, 2009 and 2008, the value of the reserves assumed by the Company under this agreement was $58.2 and $60.0, respectively. Effective January 1, 2010, the Company terminated this agreement due to the sale of ING's U.S. Group Reinsurance business to Reinsurance Group of America ("RGA").

Financing Agreements

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in January 2004 and expires on January 14, 2014, either party can borrow from the other up to 3.0% of the Company's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ING USA borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred interest expense of $0.4, $1.3, and $3.5, for the years ended December 31, 2009, 2008, and 2007, respectively. The Company earned interest income of $1.7, $2.8, and $6.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Statements of Operations. At December 31, 2009, the Company had an outstanding receivable of $545.5 with ING AIH under the reciprocal loan agreement. At December 31, 2008, the Company had no amounts outstanding with ING AIH under the reciprocal loan agreement.

Notes with Affiliates

The Company issued a 30-year surplus note in the principal amount of $35.0 on December 8, 1999, to its affiliate, SLD, which matures on December 7, 2029. Interest is charged at an annual rate of 7.98%. Payment of the note and related accrued interest is subordinate to payments due to contractowners and claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of ING USA. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. Interest expense was $2.8, for each of the years ended December 31, 2009, 2008, and 2007, respectively.

On December 29, 2004, the Company issued surplus notes in the aggregate principal amount of $400.0 (the "Notes"), scheduled to mature on December 29, 2034, to its affiliates, ING Life Insurance and Annuity Company, RLI, and SLDI, in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Notes bear interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest expense was $25.4 for each of the years ended December 31, 2009, 2008, and 2007, respectively.

Funding Agreement

On August 10, 2007, the Company issued an extendable funding agreement to its parent, Lion, upon receipt of a single deposit in the amount of $500.0. To fund the purchase of the funding agreement, Lion issued a promissory note to its indirect parent company, ING Verzekeringen N.V. ("ING V"), which has been guaranteed by Lion's immediate parent, ING AIH.

Under the terms of the funding agreement, the Company will pay Lion interest quarterly at the credited interest rate until maturity, and on the maturity date, the Company will pay Lion the single deposit and any accrued and unpaid interest. The credited interest rate shall be the three-month LIBOR, plus 0.05%, and shall be reset quarterly. The maturity date of the funding agreement shall be August 10, 2011, or such later date to which the maturity date may be extended; provided, however, that the maturity date may not be extended beyond August 10, 2012.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proprietary Alpha Fund

The ING Proprietary Alpha Fund, LLC ("PAF") is a multi-strategy investment fund established in 2007 as a U.S. domiciled limited liability company managed by ING Alternative Asset Management LLC ("IAAM"), an affiliate. The investment strategies within PAF include both long and short exposures to various investments and utilize various fixed income, equity, and derivative financial instruments. In September 2007, ING USA invested $125.0 into PAF. The value of the Company's investment in PAF was $13.7 and $22.6 at December 31, 209 and 2008, respectively.

As of December 31, 2008, the Company recognized approximately $40.2 in losses related to financial instruments held by the PAF in the Lehman Liquidity Fund in response to the bankruptcy proceedings of Lehman Brothers, Inc. ("Lehman").

ING Multi-Strategy Opportunity Fund

On September 30, 2008, the Company's affiliate, SLDI transferred 51.9% of its interest in the ING Multi-Strategy Opportunity Fund (the "Fund") to the Company for a purchase price of $68.9. At December 31, 2009, the Company had no investments in the various series of the ING Multi-Strategy Opportunity Fund Series LLC as these investments were sold during 2009. At December 31, 2008, the Company had an investment in the various series of the ING Multi-Strategy Opportunity Fund Series LLC that totaled $66.8, which was included in Limited partnerships/corporations on the Balance Sheets.

Tax Sharing Agreements

Effective January 1, 2005, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

The Company has entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Derivatives

As of December 31, 2009 and 2008, the Company had call options with a notional amount of $260.0 and $162.3, respectively, and market value of $12.1 and $8.6, respectively, with ING Bank, an affiliate. Each of these contracts was entered into as a result of a competitive bid, which included unaffiliated counterparties.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

11.   Financing Agreements

The Company maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of the Company borrowing accrues at an annual rate equal to a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company did not incur any interest expense for the year ended December 31, 2009 and 2008. The Company incurred minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, the Company had no amounts outstanding under the revolving note facility.

Also see Financing Agreements in the Related Party Transactions footnote.

12.   Reinsurance

At December 31, 2009, the Company had reinsurance treaties with 15 unaffiliated reinsurers covering a portion of the mortality risks and guaranteed death and living benefits under its annuity contracts. The Company, as cedant, also has reinsurance treaties with two affiliates, SLD and SLDI, related to GICs, fixed annuities, and universal life insurance policies. In addition, the Company assumed reinsurance risk under reinsurance treaties with its affiliate, RLI, related to certain life insurance policies and employee benefit group annual term policies. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

Reinsurance ceded in force for life mortality risks was $186.4 billion and $633.1 at December 31, 2009 and 2008, respectively. The increase in reinsurance ceded in 2009 is primarily due to the MRT reinsurance agreement entered into June 30, 2009. Deposits and reinsurance recoverable were comprised of the following at December 31, 2009 and 2008.

	2009	2008
Claims recoverable from reinsurers	$ 9.3	$ 24.6
Receivable for reinsurance premiums	-	0.5
Reinsured amounts due to reinsurers	(26.1)	(33.8)
Reinsurance reserves ceded	1,068.9	3,384.8
Deposits	1,752.0	1,947.0
Other	545.9	26.2
Total	$ 3,350.0	$ 5,349.3

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits (assumed) ceded under reinsurance	$ (2,034.2)	$ 1,632.0	$ 1,309.1
Premiums ceded under reinsurance	94.4	2.1	2.4
Reinsurance recoveries	9.1	1,212.6	1,723.2

Also see Reinsurance Agreements in the Related Party Transactions footnote.

13. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2017.

For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $8.3, $8.7, and $7.9, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2009 through 2013 are estimated to be $6.6, $5.3, $5.3, $5.3, and $5.3, respectively, and $13.6, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $354.6, of which $193.0 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $421.4, of which $207.2 was with related parties. During 2009 and 2008, $19.5 and $176.2, respectively, was funded to related parties under these commitments.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009 and 2008, the Company held $32.1 and $17.6, respectively, of cash collateral, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held on the Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $574.6 and $480.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

14.   Restructuring Charges

2008 Expense Reductions

During the fourth quarter of 2008, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to this expense reduction initiative include severance and other employee benefits and lease abandonment costs, which are included in Operating expenses on the Statements of Operations.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 2.5	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	11.6	3.3
Future rent on non-cancelable leases[2]	-	0.4
Total restructuring charges	11.6	3.7
Intercompany charges and payments[3]	0.8	(0.5)
Payments applied against reserve[4]	(11.2)	(0.7)
Restructuring reserve at December 31	$ 3.7	$ 2.5

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for the 2008 allowances.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 114 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

15. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital (losses) gains:			
Fixed maturities, available-for-sale, including OTTI of $(100.1) and $(402.5) of cumulative effect of change in accounting principle in 2009	$ (554.7)	$ (3,234.0)	$ (122.3)
Equity securities, available-for-sale	3.5	(3.7)	(5.5)
DAC/VOBA adjustment on available-for-sale securities, including $139.1 of cumulative effect of change in accounting principle in 2009	(64.3)	1,139.7	(36.9)
Sales inducements adjustment on available-for-sale securities	(0.1)	102.2	0.5
Other investments	(5.3)	(6.2)	(6.4)
Unrealized capital losses, before tax	(620.9)	(2,002.0)	(170.6)
Deferred income tax asset (includes $92.3 cumulative effect of change in accounting principle in 2009)	217.3	700.7	59.7
Deferred tax asset valuation allowance (includes $(140.9) cumulative effect of change in accounting principle in 2009)	(106.0)	(29.8)	(46.9)
Net unrealized capital (losses) gains	(509.6)	(1,331.1)	(157.8)
Pension liability, net of tax	(3.2)	(2.6)	(2.9)
Accumulated other comprehensive loss	$ (512.8)	$ (1,333.7)	$ (160.7)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $100.1 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(312.0), after considering the effects of DAC of $139.1 and income taxes of $(48.6), was made from beginning retained earnings to Accumulated other comprehensive income (loss) as of April 1, 2009.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 2,679.3	$ (3,111.7)	$ (93.4)
Equity securities, available-for-sale	7.2	1.8	(7.0)
DAC/VOBA adjustment on available-for-sale securities	(1,204.0)	1,176.6	(58.0)
Sales inducements adjustment on available-for-sale securities	(102.3)	101.7	(0.5)
Other investments	0.9	0.2	0.2
Unrealized capital gains (losses), before tax	1,381.1	(1,831.4)	(158.7)
Deferred income tax (liability) asset	(483.4)	641.0	55.9
Net change in unrealized capital (losses) gains	$ 897.7	$ (1,190.4)	$ (102.8)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive loss, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital holding (losses) gains arising during the year[1]	$ 717.7	$ (1,877.2)	$ (210.5)
Less: reclassification adjustment for (losses) gains and other items included in Net (loss) income[2]	(180.0)	(686.8)	(107.7)
Net change in unrealized capital (losses) gains on securities	$ 897.7	$ (1,190.4)	$ (102.8)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $1,104.1, $(2,888.0), and $(324.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were $(277.0), $(1,056.6), and $(166.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

ING USA Annuity and Life Insurance Company
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive loss as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	133.7
On securities previously impaired	0.5
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(17.9)
Securities with additional credit impairments[2]	(16.2)
Balance at December 31, 2009	$ 100.1

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).

FINANCIAL STATEMENTS
ING USA Annuity and Life Insurance Company
Separate Account EQ
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

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ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Financial Statements
Year ended December 31, 2009

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING USA Annuity and Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting ING USA Annuity and Life Insurance Company Separate Account EQ (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Asset Allocation Portfolio
  ING American Funds Bond Portfolio
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation Portfolio - Service Class
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Conservative Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class

ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class S
  ING Global Equity Option Portfolio - Class S
  ING Hang Seng Index Portfolio - Class S
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Russell™ Small Cap Index Portfolio - Class S
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class S
  ING WisdomTree℠ Global High-Yielding Equity Index
    Portfolio - Class S
ING Variable Products Trust:
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Investors Portfolio
  Legg Mason Global Currents Variable International All Cap
    Opportunity Portfolio
  Legg Mason Variable Lifestyle Allocation 50%
  Legg Mason Variable Lifestyle Allocation 70%
  Legg Mason Variable Lifestyle Allocation 85%
  Legg Mason Western Asset Variable High Income Portfolio
  Legg Mason Western Asset Variable Money Market Portfolio

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ING USA Annuity and Life Insurance Company Separate Account EQ at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 21, 2010

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	ING Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 1,076	$ 268	$ 116	$ 1,246	$ 1,659
Total assets	1,076	268	116	1,246	1,659
Liabilities					
Due to related parties	1	-	-	1	1
Total liabilities	1	-	-	1	1
Net assets	$ 1,075	$ 268	$ 116	$ 1,245	$ 1,658
Total number of mutual fund shares	80,178	19,168	6,974	61,393	144,004
Cost of mutual fund shares	$ 908	$ 359	$ 173	$ 1,551	$ 1,695

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Assets					
Investments in mutual funds at fair value	$ 135	$ 648	$ 2,880	$ 1,672	$ 3,501
Total assets	135	648	2,880	1,672	3,501
Liabilities					
Due to related parties	-	-	2	1	2
Total liabilities	-	-	2	1	2
Net assets	$ 135	$ 648	$ 2,878	$ 1,671	$ 3,499
Total number of mutual fund shares	15,323	66,297	67,126	54,588	220,611
Cost of mutual fund shares	$ 120	$ 620	$ 3,777	$ 2,188	$ 4,515

The accompanying notes are an integral part of these financial statements.

4

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 7,684	$ 47	$ 323	$ 55	$ 212
Total assets	7,684	47	323	55	212
Liabilities					
Due to related parties	5	-	-	-	-
Total liabilities	5	-	-	-	-
Net assets	$ 7,679	$ 47	$ 323	$ 55	$ 212
Total number of mutual fund shares	710,801	4,620	37,480	5,686	22,962
Cost of mutual fund shares	$ 7,476	$ 46	$ 347	$ 79	$ 239

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class		ING Evergreen Health Sciences Portfolio - Service Class		ING Evergreen Omega Portfolio - Service Class		ING FMR[SM] Diversified Mid Cap Portfolio - Service Class		ING Franklin Income Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	2,812	$	372	$	54	$	10,955	$	870
Total assets		2,812		372		54		10,955		870
Liabilities										
Due to related parties		2		-		-		8		-
Total liabilities		2		-		-		8		-
Net assets	$	2,810	$	372	$	54	$	10,947	$	870
Total number of mutual fund shares		158,407		36,165		4,673		924,432		92,790
Cost of mutual fund shares	$	4,560	$	354	$	51	$	13,092	$	810

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 196	$ 261	$ 2,868	$ 1,674	$ 3,859
Total assets	196	261	2,868	1,674	3,859
Liabilities					
Due to related parties	-	-	1	1	2
Total liabilities	-	-	1	1	2
Net assets	$ 196	$ 261	$ 2,867	$ 1,673	$ 3,857
Total number of mutual fund shares	27,047	33,623	160,597	158,114	189,834
Cost of mutual fund shares	$ 203	$ 278	$ 3,472	$ 2,441	$ 3,744

The accompanying notes are an integral part of these financial statements.

7

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 297	$ 5,113	$ 13,153	$ 467	$ 17,723
Total assets	297	5,113	13,153	467	17,723
Liabilities					
Due to related parties	-	3	7	-	15
Total liabilities	-	3	7	-	15
Net assets	$ 297	$ 5,110	$ 13,146	$ 467	$ 17,708
Total number of mutual fund shares	28,554	490,710	13,153,072	60,292	1,233,366
Cost of mutual fund shares	$ 374	$ 5,404	$ 13,153	$ 649	$ 14,780

The accompanying notes are an integral part of these financial statements.

8

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class		ING MFS Total Return Portfolio - Service Class		ING MFS Utilities Portfolio - Service Class		ING Oppenheimer Active Allocation Portfolio - Service Class		ING PIMCO High Yield Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	148	$	47,904	$	1,408	$	10	$	2,330
Total assets		148		47,904		1,408		10		2,330
Liabilities										
Due to related parties		-		30		-		-		1
Total liabilities		-		30		-		-		1
Net assets	$	148	$	47,874	$	1,408	$	10	$	2,329
Total number of mutual fund shares		14,246		3,496,667		117,344		1,057		241,469
Cost of mutual fund shares	$	170	$	56,846	$	1,649	$	10	$	2,354

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 7,168	$ 27	$ 1,886	$ 12	$ 7,123
Total assets	7,168	27	1,886	12	7,123
Liabilities					
Due to related parties	3	-	1	-	4
Total liabilities	3	-	1	-	4
Net assets	$ 7,165	$ 27	$ 1,885	$ 12	$ 7,119
Total number of mutual fund shares	586,613	2,768	201,112	1,442	757,719
Cost of mutual fund shares	$ 6,644	$ 36	$ 2,068	$ 12	$ 6,986

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 4,175	$ 2,334	$ 19,244	$ 3,536	$ 1,380
Total assets	4,175	2,334	19,244	3,536	1,380
Liabilities					
Due to related parties	2	1	10	2	1
Total liabilities	2	1	10	2	1
Net assets	$ 4,173	$ 2,333	$ 19,234	$ 3,534	$ 1,379
Total number of mutual fund shares	432,160	235,978	952,697	339,678	129,721
Cost of mutual fund shares	$ 4,107	$ 2,303	$ 21,968	$ 4,473	$ 1,692

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Global Franchise Portfolio - Service Class	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 405	$ 4	$ 15,664	$ 49	$ 412
Total assets	405	4	15,664	49	412
Liabilities					
Due to related parties	-	-	11	-	-
Total liabilities	-	-	11	-	-
Net assets	$ 405	$ 4	$ 15,653	$ 49	$ 412
Total number of mutual fund shares	32,228	420	809,911	6,075	27,495
Cost of mutual fund shares	$ 426	$ 4	$ 18,122	$ 64	$ 411

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 311	$ 245	$ 38	$ 12	$ 314
Total assets	311	245	38	12	314
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 311	$ 245	$ 38	$ 12	$ 314
Total number of mutual fund shares	37,023	15,370	3,363	308	26,517
Cost of mutual fund shares	$ 284	$ 207	$ 34	$ 14	$ 398

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 209	$ 392	$ 57	$ 229	$ 363
Total assets	209	392	57	229	363
Liabilities					
Due to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 209	$ 392	$ 57	$ 229	$ 363
Total number of mutual fund shares	4,526	37,815	7,083	25,520	11,795
Cost of mutual fund shares	$ 187	$ 386	$ 71	$ 274	$ 392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Hang Seng Index Portfolio - Class S	ING Index Plus LargeCap Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 11,906	$ 2,231	$ 139	$ 5	$ 198
Total assets	11,906	2,231	139	5	198
Liabilities					
Due to related parties	9	1	-	-	-
Total liabilities	9	1	-	-	-
Net assets	$ 11,897	$ 2,230	$ 139	$ 5	$ 198
Total number of mutual fund shares	613,060	115,693	28,032	363	16,072
Cost of mutual fund shares	$ 14,894	$ 2,370	$ 110	$ 5	$ 252

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class S		ING Index Plus SmallCap Portfolio - Class S		ING International Index Portfolio - Class S		ING Russell™ Global Large Cap Index 75% Portfolio - Class S		ING Russell™ Large Cap Growth Index Portfolio - Class S	
Assets										
Investments in mutual funds at fair value	$	276	$	461	$	117	$	7	$	43
Total assets		276		461		117		7		43
Liabilities										
Due to related parties		-		-		-		-		-
Total liabilities		-		-		-		-		-
Net assets	$	276	$	461	$	117	$	7	$	43
Total number of mutual fund shares		21,703		40,437		14,366		706		3,374
Cost of mutual fund shares	$	358	$	626	$	108	$	6	$	37

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 39,127	$ 41	$ 13,558	$ 183	$ 71
Total assets	39,127	41	13,558	183	71
Liabilities					
Due to related parties	31	-	11	-	-
Total liabilities	31	-	11	-	-
Net assets	$ 39,096	$ 41	$ 13,547	$ 183	$ 71
Total number of mutual fund shares	4,401,183	3,227	1,032,604	19,777	7,218
Cost of mutual fund shares	$ 33,120	$ 35	$ 11,999	$ 163	$ 58

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 40	$ 190	$ 74	$ 24,402	$ 14
Total assets	40	190	74	24,402	14
Liabilities					
Due to related parties	-	-	-	21	-
Total liabilities	-	-	-	21	-
Net assets	$ 40	$ 190	$ 74	$ 24,381	$ 14
Total number of mutual fund shares	2,740	18,328	9,540	2,754,125	891
Cost of mutual fund shares	$ 38	$ 186	$ 73	$ 26,602	$ 17

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Legg Mason ClearBridge Variable Investors Portfolio		Legg Mason Global Currents Variable International All Cap Opportunity Portfolio		Legg Mason Variable Lifestyle Allocation 50%		Legg Mason Variable Lifestyle Allocation 70%		Legg Mason Variable Lifestyle Allocation 85%	
Assets										
Investments in mutual funds at fair value	$	12,699	$	4,207	$	12,481	$	10,536	$	6,575
Total assets		12,699		4,207		12,481		10,536		6,575
Liabilities										
Due to related parties		8		3		6		7		6
Total liabilities		8		3		6		7		6
Net assets	$	12,691	$	4,204	$	12,475	$	10,529	$	6,569
Total number of mutual fund shares		1,022,458		673,156		1,194,390		1,105,607		618,518
Cost of mutual fund shares	$	17,387	$	6,358	$	12,821	$	9,538	$	6,910

The accompanying notes are an integral part of these financial statements.

19

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio
Assets		
Investments in mutual		
funds at fair value	$ 4,213	$ 2,725
Total assets	4,213	2,725
Liabilities		
Due to related parties	2	1
Total liabilities	2	1
Net assets	$ 4,211	$ 2,724
Total number of mutual fund shares	748,290	2,725,064
Cost of mutual fund shares	$ 4,784	$ 2,725

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2	ING Intermediate Bond Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 19	$ 2	$ 2	$ 13	$ 98
Total investment income	19	2	2	13	98
Expenses:					
Mortality and expense risk and other charges	13	4	2	18	23
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	1	-	-	-	-
Total expenses	14	4	2	18	23
Net investment income (loss)	5	(2)	-	(5)	75
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(27)	(25)	(42)	(378)	(96)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(27)	(25)	(42)	(378)	(96)
Net unrealized appreciation (depreciation) of investments	230	78	74	735	168
Net realized and unrealized gain (loss) on investments	203	53	32	357	72
Net increase (decrease) in net assets resulting from operations	$ 208	$ 51	$ 32	$ 352	$ 147

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2	$ 12	$ 49	$ 32
Total investment income	-	2	12	49	32
Expenses:					
Mortality and expense risk					
and other charges	112	1	6	39	21
Annual administrative charges	(11)	-	-	-	-
Contingent deferred sales charges	5	-	-	2	2
Total expenses	106	1	6	41	23
Net investment income (loss)	(106)	1	6	8	9
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(6,054)	(5)	(6)	(367)	(161)
Capital gains distributions	-	-	-	334	100
Total realized gain (loss) on investments					
and capital gains distributions	(6,054)	(5)	(6)	(33)	(61)
Net unrealized appreciation					
(depreciation) of investments	8,710	29	34	817	397
Net realized and unrealized gain (loss)					
on investments	2,656	24	28	784	336
Net increase (decrease) in net					
assets resulting from operations	$ 2,550	$ 25	$ 34	$ 792	$ 345

The accompanying notes are an integral part of these financial statements.

22

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 105	$ -	$ 47	$ 1	$ 1
Total investment income	105	-	47	1	1
Expenses:					
Mortality and expense risk and other charges	45	-	59	-	4
Annual administrative charges	-	-	5	-	-
Contingent deferred sales charges	2	-	3	-	2
Total expenses	47	-	67	-	6
Net investment income (loss)	58	-	(20)	1	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(202)	-	(512)	-	(55)
Capital gains distributions	482	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	280	-	(512)	-	(55)
Net unrealized appreciation (depreciation) of investments	662	-	1,247	1	130
Net realized and unrealized gain (loss) on investments	942	-	735	1	75
Net increase (decrease) in net assets resulting from operations	$ 1,000	$ -	$ 715	$ 2	$ 70

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Value Portfolio - Service Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ 91	$ -	$ -
Total investment income	-	5	91	-	-
Expenses:					
Mortality and expense risk and other charges	1	3	36	5	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	1	-	-
Total expenses	1	3	37	5	-
Net investment income (loss)	(1)	2	54	(5)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2)	(65)	(854)	(32)	-
Capital gains distributions	-	-	56	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(65)	(798)	(32)	-
Net unrealized appreciation (depreciation) of investments	7	115	1,418	93	3
Net realized and unrealized gain (loss) on investments	5	50	620	61	3
Net increase (decrease) in net assets resulting from operations	$ 4	$ 52	$ 674	$ 56	$ 3

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 45	$ -	$ 44	$ -	$ 7
Total investment income	45	-	44	-	7
Expenses:					
Mortality and expense risk					
and other charges	154	-	10	2	4
Annual administrative charges	(1)	-	-	-	-
Contingent deferred sales charges	10	-	-	-	1
Total expenses	163	-	10	2	5
Net investment income (loss)	(118)	-	34	(2)	2
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(635)	1	(101)	(12)	(61)
Capital gains distributions	-	-	-	-	3
Total realized gain (loss) on investments					
and capital gains distributions	(635)	1	(101)	(12)	(58)
Net unrealized appreciation					
(depreciation) of investments	3,815	-	253	54	109
Net realized and unrealized gain (loss)					
on investments	3,180	1	152	42	51
Net increase (decrease) in net					
assets resulting from operations	$ 3,062	$ 1	$ 186	$ 40	$ 53

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Service Class	ING International Growth Opportunities Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 7	$ 2	$ 173	$ 10
Total investment income	8	7	2	173	10
Expenses:					
Mortality and expense risk and other charges	40	2	-	49	25
Annual administrative charges	-	-	-	(5)	-
Contingent deferred sales charges	3	-	-	2	3
Total expenses	43	2	-	46	28
Net investment income (loss)	(35)	5	2	127	(18)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(611)	(345)	(43)	(5,376)	(516)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(611)	(345)	(43)	(5,376)	(516)
Net unrealized appreciation (depreciation) of investments	1,441	373	48	7,062	997
Net realized and unrealized gain (loss) on investments	830	28	5	1,686	481
Net increase (decrease) in net assets resulting from operations	$ 795	$ 33	$ 7	$ 1,813	$ 463

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Conservative Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 44	$ 1	$ 2	$ 74	$ -
Total investment income	44	1	2	74	-
Expenses:					
Mortality and expense risk					
and other charges	50	4	-	26	-
Annual administrative charges	-	-	-	(2)	-
Contingent deferred sales charges	2	-	-	2	-
Total expenses	52	4	-	26	-
Net investment income (loss)	(8)	(3)	2	48	-
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(27)	(22)	(42)	(1,361)	(1)
Capital gains distributions	-	6	-	32	1
Total realized gain (loss) on investments					
and capital gains distributions	(27)	(16)	(42)	(1,329)	-
Net unrealized appreciation					
(depreciation) of investments	1,731	79	41	1,755	-
Net realized and unrealized gain (loss)					
on investments	1,704	63	(1)	426	-
Net increase (decrease) in net					
assets resulting from operations	$ 1,696	$ 60	$ 1	$ 474	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 191	$ 184	$ 123	$ 272	$ 15
Total investment income	191	184	123	272	15
Expenses:					
Mortality and expense risk					
and other charges	54	43	27	86	239
Annual administrative charges	(3)	(2)	(1)	(1)	(2)
Contingent deferred sales charges	5	6	1	2	32
Total expenses	56	47	27	87	269
Net investment income (loss)	135	137	96	185	(254)
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(2,228)	(1,361)	(716)	(138)	-
Capital gains distributions	87	70	29	47	33
Total realized gain (loss) on investments					
and capital gains distributions	(2,141)	(1,291)	(687)	(91)	33
Net unrealized appreciation					
(depreciation) of investments	2,877	1,803	924	208	-
Net realized and unrealized gain (loss)					
on investments	736	512	237	117	33
Net increase (decrease) in net					
assets resulting from operations	$ 871	$ 649	$ 333	$ 302	$ (221)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 141	$ 2	$ 1,133	$ 71
Total investment income	3	141	2	1,133	71
Expenses:					
Mortality and expense risk and other charges	7	260	3	726	20
Annual administrative charges	-	(2)	-	(6)	-
Contingent deferred sales charges	-	20	-	34	1
Total expenses	7	278	3	754	21
Net investment income (loss)	(4)	(137)	(1)	379	50
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(91)	(350)	(96)	(3,479)	(351)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(91)	(350)	(96)	(3,479)	(351)
Net unrealized appreciation (depreciation) of investments	159	4,344	157	9,790	655
Net realized and unrealized gain (loss) on investments	68	3,994	61	6,311	304
Net increase (decrease) in net assets resulting from operations	$ 64	$ 3,857	$ 60	$ 6,690	$ 354

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Active Allocation Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 275	$ 172	$ 266	$ -
Total investment income	-	275	172	266	-
Expenses:					
Mortality and expense risk and other charges	-	296	31	105	-
Annual administrative charges	-	(35)	-	-	-
Contingent deferred sales charges	-	10	1	9	-
Total expenses	-	271	32	114	-
Net investment income (loss)	-	4	140	152	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(16,518)	(111)	171	-
Capital gains distributions	-	-	-	216	-
Total realized gain (loss) on investments and capital gains distributions	-	(16,518)	(111)	387	-
Net unrealized appreciation (depreciation) of investments	-	18,941	763	287	5
Net realized and unrealized gain (loss) on investments	-	2,423	652	674	5
Net increase (decrease) in net assets resulting from operations	$ -	$ 2,427	$ 792	$ 826	$ 5

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ -	$ -	$ -	$ -
Total investment income	21	-	-	-	-
Expenses:					
Mortality and expense risk					
and other charges	27	-	21	12	6
Annual administrative charges	-	-	4	2	1
Contingent deferred sales charges	2	-	-	-	-
Total expenses	29	-	25	14	7
Net investment income (loss)	(8)	-	(25)	(14)	(7)
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(99)	-	1	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(99)	-	1	-	-
Net unrealized appreciation					
(depreciation) of investments	473	-	137	68	31
Net realized and unrealized gain (loss)					
on investments	374	-	138	68	31
Net increase (decrease) in net					
assets resulting from operations	$ 366	$ -	$ 113	$ 54	$ 24

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 325	$ 55	$ 27	$ -	$ 26
Total investment income	325	55	27	-	26
Expenses:					
Mortality and expense risk					
and other charges	272	49	19	-	6
Annual administrative charges	(1)	-	-	-	-
Contingent deferred sales charges	16	2	2	-	-
Total expenses	287	51	21	-	6
Net investment income (loss)	38	4	6	-	20
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(567)	(407)	(157)	(16)	(85)
Capital gains distributions	-	-	-	-	11
Total realized gain (loss) on investments					
and capital gains distributions	(567)	(407)	(157)	(16)	(74)
Net unrealized appreciation					
(depreciation) of investments	5,259	1,069	463	25	143
Net realized and unrealized gain (loss)					
on investments	4,692	662	306	9	69
Net increase (decrease) in net					
assets resulting from operations	$ 4,730	$ 666	$ 312	$ 9	$ 89

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 183	$ -	$ -	$ 4
Total investment income	-	183	-	-	4
Expenses:					
Mortality and expense risk					
and other charges	-	226	1	5	5
Annual administrative charges	-	(2)	-	-	-
Contingent deferred sales charges	-	17	-	-	-
Total expenses	-	241	1	5	5
Net investment income (loss)	-	(58)	(1)	(5)	(1)
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	-	(948)	(3)	(85)	(91)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(948)	(3)	(85)	(91)
Net unrealized appreciation					
(depreciation) of investments	-	3,827	14	187	157
Net realized and unrealized gain (loss)					
on investments	-	2,879	11	102	66
Net increase (decrease) in net					
assets resulting from operations	$ -	$ 2,821	$ 10	$ 97	$ 65

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ -	$ 18	$ 6
Total investment income	1	-	-	18	6
Expenses:					
Mortality and expense risk and other charges	3	-	-	4	4
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	-	-	-	-
Total expenses	3	-	-	4	4
Net investment income (loss)	(2)	-	-	14	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(66)	1	(2)	(448)	(67)
Capital gains distributions	-	-	-	-	5
Total realized gain (loss) on investments and capital gains distributions	(66)	1	(2)	(448)	(62)
Net unrealized appreciation (depreciation) of investments	126	4	5	505	145
Net realized and unrealized gain (loss) on investments	60	5	3	57	83
Net increase (decrease) in net assets resulting from operations	$ 58	$ 5	$ 3	$ 71	$ 85

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 5	$ 5
Total investment income	-	-	1	5	5
Expenses:					
Mortality and expense risk and other charges	1	4	1	3	4
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	1	-	1	-
Total expenses	1	5	1	4	4
Net investment income (loss)	(1)	(5)	-	1	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(66)	(5)	(96)	(17)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(66)	(5)	(96)	(17)
Net unrealized appreciation (depreciation) of investments	25	149	18	133	70
Net realized and unrealized gain (loss) on investments	24	83	13	37	53
Net increase (decrease) in net assets resulting from operations	$ 23	$ 78	$ 13	$ 38	$ 54

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Global Equity Option Portfolio - Class S	ING Hang Seng Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 158	$ 26	$ -	$ -	$ -
Total investment income	158	26	-	-	-
Expenses:					
Mortality and expense risk					
and other charges	173	31	1	-	-
Annual administrative charges	(1)	-	-	-	-
Contingent deferred sales charges	1	2	-	-	-
Total expenses	173	33	1	-	-
Net investment income (loss)	(15)	(7)	(1)	-	-
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(1,429)	(137)	(8)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,429)	(137)	(8)	-	-
Net unrealized appreciation					
(depreciation) of investments	4,101	634	48	-	-
Net realized and unrealized gain (loss)					
on investments	2,672	497	40	-	-
Net increase (decrease) in net					
assets resulting from operations	$ 2,657	$ 490	$ 39	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S	ING Russell™ Global Large Cap Index 75% Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 4	$ 6	$ -	$ -
Total investment income	5	4	6	-	-
Expenses:					
Mortality and expense risk and other charges	3	4	6	1	-
Annual administrative charges	-	-	-	-	-
Contingent deferred sales charges	-	1	-	-	-
Total expenses	3	5	6	1	-
Net investment income (loss)	2	(1)	-	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(13)	(96)	(92)	1	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(13)	(96)	(92)	1	-
Net unrealized appreciation (depreciation) of investments	45	153	169	9	1
Net realized and unrealized gain (loss) on investments	32	57	77	10	1
Net increase (decrease) in net assets resulting from operations	$ 34	$ 56	$ 77	$ 9	$ 1

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	-	274	-	83	1
Annual administrative charges	-	31	-	11	-
Contingent deferred sales charges	-	10	-	5	-
Total expenses	-	315	-	99	1
Net investment income (loss)	-	(315)	-	(99)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	3	319	-	62	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	3	319	-	62	-
Net unrealized appreciation (depreciation) of investments	6	6,009	6	1,559	25
Net realized and unrealized gain (loss) on investments	9	6,328	6	1,621	25
Net increase (decrease) in net assets resulting from operations	$ 9	$ 6,013	$ 6	$ 1,522	$ 24

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 3	$ -	$ 26
Total investment income	-	-	3	-	26
Expenses:					
Mortality and expense risk					
and other charges	1	-	2	1	337
Annual administrative charges	-	-	-	-	(1)
Contingent deferred sales charges	-	-	-	-	15
Total expenses	1	-	2	1	351
Net investment income (loss)	(1)	-	1	(1)	(325)
Realized and unrealized					
gain (loss) on investments					
Net realized gain (loss) on investments	(8)	(9)	2	(12)	(1,033)
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(8)	(9)	3	(12)	(1,033)
Net unrealized appreciation					
(depreciation) of investments	22	10	3	27	8,395
Net realized and unrealized gain (loss)					
on investments	14	1	6	15	7,362
Net increase (decrease) in net					
assets resulting from operations	$ 13	$ 1	$ 7	$ 14	$ 7,037

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Legg Mason ClearBridge Variable Investors Portfolio	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%
Net investment income (loss)					
Income:					
Dividends	$ -	$ 219	$ 43	$ 566	$ 327
Total investment income	-	219	43	566	327
Expenses:					
Mortality and expense risk and other charges	-	186	60	175	148
Annual administrative charges	-	(2)	-	(1)	(1)
Contingent deferred sales charges	-	2	1	1	3
Total expenses	-	186	61	175	150
Net investment income (loss)	-	33	(18)	391	177
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(2,018)	(1,870)	(776)	22
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(2,018)	(1,870)	(776)	22
Net unrealized appreciation (depreciation) of investments	3	4,329	2,808	3,381	2,318
Net realized and unrealized gain (loss) on investments	3	2,311	938	2,605	2,340
Net increase (decrease) in net assets resulting from operations	$ 3	$ 2,344	$ 920	$ 2,996	$ 2,517

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Operations
Year ended December 31, 2009
(Dollars in thousands)

	Legg Mason Variable Lifestyle Allocation 85%	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio
Net investment income (loss)			
Income:			
Dividends	$ 137	$ 419	$ 7
Total investment income	137	419	7
Expenses:			
Mortality and expense risk			
and other charges	96	57	46
Annual administrative charges	(1)	-	-
Contingent deferred sales charges	-	1	-
Total expenses	95	58	46
Net investment income (loss)	42	361	(39)
Realized and unrealized			
gain (loss) on investments			
Net realized gain (loss) on investments	(487)	(479)	-
Capital gains distributions	-	-	-
Total realized gain (loss) on investments			
and capital gains distributions	(487)	(479)	-
Net unrealized appreciation			
(depreciation) of investments	2,024	1,808	-
Net realized and unrealized gain (loss)			
on investments	1,537	1,329	-
Net increase (decrease) in net			
assets resulting from operations	$ 1,579	$ 1,690	$ (39)

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	BlackRock Global Allocation V.I. Fund - Class III	Columbia Small Cap Value Fund, Variable Series - Class B	Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity® VIP Contrafund® Portfolio - Service Class 2
Net assets at January 1, 2008	$ -	$ 540	$ 439	$ 2,907
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	(4)	-	(20)
Total realized gain (loss) on investments and capital gains distributions	(3)	14	(53)	(440)
Net unrealized appreciation (depreciation) of investments	(62)	(139)	(74)	(628)
Net increase (decrease) in net assets resulting from operations	(56)	(129)	(127)	(1,088)
Changes from principal transactions:				
Premiums	1	-	1	61
Death benefits	-	(3)	-	(37)
Surrenders and withdrawals	(21)	(37)	(24)	(162)
Transfers between Divisions (including fixed account), net	474	(115)	(157)	(508)
Increase (decrease) in net assets derived from principal transactions	454	(155)	(180)	(646)
Total increase (decrease)	398	(284)	(307)	(1,734)
Net assets at December 31, 2008	398	256	132	1,173
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(2)	-	(5)
Total realized gain (loss) on investments and capital gains distributions	(27)	(25)	(42)	(378)
Net unrealized appreciation (depreciation) of investments	230	78	74	735
Net increase (decrease) in net assets resulting from operations	208	51	32	352
Changes from principal transactions:				
Premiums	7	-	-	14
Death benefits	(11)	-	(1)	(9)
Surrenders and withdrawals	(95)	(39)	(21)	(133)
Transfers between Divisions (including fixed account), net	568	-	(26)	(152)
Increase (decrease) in net assets derived from principal transactions	469	(39)	(48)	(280)
Total increase (decrease)	677	12	(16)	72
Net assets at December 31, 2009	$ 1,075	$ 268	$ 116	$ 1,245

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Asset Allocation Portfolio	ING American Funds Bond Portfolio
Net assets at January 1, 2008	$ 1,227	$ 28,079	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	54	(305)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	(11)	4,060	-	-
Net unrealized appreciation (depreciation) of investments	(198)	(15,283)	(14)	(6)
Net increase (decrease) in net assets resulting from operations	(155)	(11,528)	(14)	(7)
Changes from principal transactions:				
Premiums	19	558	-	-
Death benefits	-	(202)	-	-
Surrenders and withdrawals	(160)	(882)	-	(4)
Transfers between Divisions (including fixed account), net	265	(4,336)	53	281
Increase (decrease) in net assets derived from principal transactions	124	(4,862)	53	277
Total increase (decrease)	(31)	(16,390)	39	270
Net assets at December 31, 2008	1,196	11,689	39	270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	(106)	1	6
Total realized gain (loss) on investments and capital gains distributions	(96)	(6,054)	(5)	(6)
Net unrealized appreciation (depreciation) of investments	168	8,710	29	34
Net increase (decrease) in net assets resulting from operations	147	2,550	25	34
Changes from principal transactions:				
Premiums	23	143	5	10
Death benefits	-	(53)	-	-
Surrenders and withdrawals	(344)	(876)	(8)	(85)
Transfers between Divisions (including fixed account), net	636	(13,453)	74	419
Increase (decrease) in net assets derived from principal transactions	315	(14,239)	71	344
Total increase (decrease)	462	(11,689)	96	378
Net assets at December 31, 2009	$ 1,658	$ -	$ 135	$ 648

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net assets at January 1, 2008	$ 5,328	$ 2,710	$ 6,021	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(3)	13	-
Total realized gain (loss) on investments and capital gains distributions	320	34	389	-
Net unrealized appreciation (depreciation) of investments	(2,315)	(976)	(2,716)	-
Net increase (decrease) in net assets resulting from operations	(2,023)	(945)	(2,314)	-
Changes from principal transactions:				
Premiums	122	50	192	-
Death benefits	(47)	(56)	(8)	-
Surrenders and withdrawals	(236)	(150)	(216)	-
Transfers between Divisions (including fixed account), net	(893)	(254)	(1,092)	-
Increase (decrease) in net assets derived from principal transactions	(1,054)	(410)	(1,124)	-
Total increase (decrease)	(3,077)	(1,355)	(3,438)	-
Net assets at December 31, 2008	2,251	1,355	2,583	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	9	58	-
Total realized gain (loss) on investments and capital gains distributions	(33)	(61)	280	-
Net unrealized appreciation (depreciation) of investments	817	397	662	-
Net increase (decrease) in net assets resulting from operations	792	345	1,000	-
Changes from principal transactions:				
Premiums	84	41	101	-
Death benefits	(6)	-	(3)	-
Surrenders and withdrawals	(378)	(161)	(359)	(4)
Transfers between Divisions (including fixed account), net	135	91	177	4
Increase (decrease) in net assets derived from principal transactions	(165)	(29)	(84)	-
Total increase (decrease)	627	316	916	-
Net assets at December 31, 2009	$ 2,878	$ 1,671	$ 3,499	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Value Portfolio - Service Class
Net assets at January 1, 2008	$ 3,066	$ -	$ 512	$ 171
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(35)	-	(6)	(1)
Total realized gain (loss) on investments and capital gains distributions	193	-	21	1
Net unrealized appreciation (depreciation) of investments	(1,411)	-	(188)	(40)
Net increase (decrease) in net assets resulting from operations	(1,253)	-	(173)	(40)
Changes from principal transactions:				
Premiums	101	-	32	-
Death benefits	(27)	-	(9)	(19)
Surrenders and withdrawals	(223)	-	(23)	(3)
Transfers between Divisions (including fixed account), net	(277)	-	(102)	(57)
Increase (decrease) in net assets derived from principal transactions	(426)	-	(102)	(79)
Total increase (decrease)	(1,679)	-	(275)	(119)
Net assets at December 31, 2008	1,387	-	237	52
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	1	(5)	(1)
Total realized gain (loss) on investments and capital gains distributions	(512)	-	(55)	(2)
Net unrealized appreciation (depreciation) of investments	1,247	1	130	7
Net increase (decrease) in net assets resulting from operations	715	2	70	4
Changes from principal transactions:				
Premiums	81	-	19	-
Death benefits	(42)	-	-	-
Surrenders and withdrawals	(516)	(15)	(50)	(2)
Transfers between Divisions (including fixed account), net	6,054	60	47	1
Increase (decrease) in net assets derived from principal transactions	5,577	45	16	(1)
Total increase (decrease)	6,292	47	86	3
Net assets at December 31, 2009	$ 7,679	$ 47	$ 323	$ 55

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Net assets at January 1, 2008	$ 568	$ 6,783	$ 166	$ 2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(20)	(4)	-
Total realized gain (loss) on investments and capital gains distributions	(88)	415	(23)	-
Net unrealized appreciation (depreciation) of investments	(61)	(2,352)	(82)	-
Net increase (decrease) in net assets resulting from operations	(154)	(1,957)	(109)	-
Changes from principal transactions:				
Premiums	12	73	12	-
Death benefits	-	(68)	-	-
Surrenders and withdrawals	(20)	(190)	(6)	-
Transfers between Divisions (including fixed account), net	(220)	(2,023)	206	(2)
Increase (decrease) in net assets derived from principal transactions	(228)	(2,208)	212	(2)
Total increase (decrease)	(382)	(4,165)	103	(2)
Net assets at December 31, 2008	186	2,618	269	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	54	(5)	-
Total realized gain (loss) on investments and capital gains distributions	(65)	(798)	(32)	-
Net unrealized appreciation (depreciation) of investments	115	1,418	93	3
Net increase (decrease) in net assets resulting from operations	52	674	56	3
Changes from principal transactions:				
Premiums	4	11	13	-
Death benefits	-	(31)	-	-
Surrenders and withdrawals	(17)	(291)	(35)	-
Transfers between Divisions (including fixed account), net	(13)	(171)	69	51
Increase (decrease) in net assets derived from principal transactions	(26)	(482)	47	51
Total increase (decrease)	26	192	103	54
Net assets at December 31, 2009	$ 212	$ 2,810	$ 372	$ 54

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Focus 5 Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2008	$ 18,327	$ -	$ 928	$ 339
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(126)	-	12	2
Total realized gain (loss) on investments and capital gains distributions	708	-	(108)	(40)
Net unrealized appreciation (depreciation) of investments	(6,952)	-	(177)	(62)
Net increase (decrease) in net assets resulting from operations	(6,370)	-	(273)	(100)
Changes from principal transactions:				
Premiums	533	-	14	-
Death benefits	(77)	-	(2)	-
Surrenders and withdrawals	(700)	-	(39)	(26)
Transfers between Divisions (including fixed account), net	(2,921)	-	23	(89)
Increase (decrease) in net assets derived from principal transactions	(3,165)	-	(4)	(115)
Total increase (decrease)	(9,535)	-	(277)	(215)
Net assets at December 31, 2008	8,792	-	651	124
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(118)	-	34	(2)
Total realized gain (loss) on investments and capital gains distributions	(635)	1	(101)	(12)
Net unrealized appreciation (depreciation) of investments	3,815	-	253	54
Net increase (decrease) in net assets resulting from operations	3,062	1	186	40
Changes from principal transactions:				
Premiums	404	-	6	-
Death benefits	(82)	-	-	-
Surrenders and withdrawals	(1,174)	(5)	(58)	(10)
Transfers between Divisions (including fixed account), net	(55)	4	85	42
Increase (decrease) in net assets derived from principal transactions	(907)	(1)	33	32
Total increase (decrease)	2,155	-	219	72
Net assets at December 31, 2009	$ 10,947	$ -	$ 870	$ 196

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 521	$ 4,835	$ 624	$ 131
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	7	(6)	4
Total realized gain (loss) on investments and capital gains distributions	(34)	767	64	1
Net unrealized appreciation (depreciation) of investments	(118)	(2,837)	(364)	(50)
Net increase (decrease) in net assets resulting from operations	(158)	(2,063)	(306)	(45)
Changes from principal transactions:				
Premiums	6	126	3	-
Death benefits	(6)	(64)	-	-
Surrenders and withdrawals	(49)	(223)	(34)	(13)
Transfers between Divisions (including fixed account), net	(54)	34	(63)	(31)
Increase (decrease) in net assets derived from principal transactions	(103)	(127)	(94)	(44)
Total increase (decrease)	(261)	(2,190)	(400)	(89)
Net assets at December 31, 2008	260	2,645	224	42
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(35)	5	2
Total realized gain (loss) on investments and capital gains distributions	(58)	(611)	(345)	(43)
Net unrealized appreciation (depreciation) of investments	109	1,441	373	48
Net increase (decrease) in net assets resulting from operations	53	795	33	7
Changes from principal transactions:				
Premiums	5	120	-	-
Death benefits	-	(2)	-	-
Surrenders and withdrawals	(79)	(494)	(17)	(3)
Transfers between Divisions (including fixed account), net	22	(197)	(240)	(46)
Increase (decrease) in net assets derived from principal transactions	(52)	(573)	(257)	(49)
Total increase (decrease)	1	222	(224)	(42)
Net assets at December 31, 2009	$ 261	$ 2,867	$ -	$ -

The accompanying notes are an integral part of these financial statements.

48

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International Growth Opportunities Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 13,546	$ 4,416	$ 6,855	$ 495
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(32)	44	(4)
Total realized gain (loss) on investments and capital gains distributions	2,664	(3)	888	4
Net unrealized appreciation (depreciation) of investments	(8,814)	(1,907)	(4,317)	(124)
Net increase (decrease) in net assets resulting from operations	(6,187)	(1,942)	(3,385)	(124)
Changes from principal transactions:				
Premiums	1	93	153	6
Death benefits	(92)	(15)	(7)	-
Surrenders and withdrawals	(449)	(196)	(468)	(26)
Transfers between Divisions (including fixed account), net	(1,881)	(712)	(480)	(115)
Increase (decrease) in net assets derived from principal transactions	(2,421)	(830)	(802)	(135)
Total increase (decrease)	(8,608)	(2,772)	(4,187)	(259)
Net assets at December 31, 2008	4,938	1,644	2,668	236
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	127	(18)	(8)	(3)
Total realized gain (loss) on investments and capital gains distributions	(5,376)	(516)	(27)	(16)
Net unrealized appreciation (depreciation) of investments	7,062	997	1,731	79
Net increase (decrease) in net assets resulting from operations	1,813	463	1,696	60
Changes from principal transactions:				
Premiums	3	24	48	-
Death benefits	(35)	(2)	(9)	-
Surrenders and withdrawals	(303)	(249)	(388)	(23)
Transfers between Divisions (including fixed account), net	(6,416)	(207)	(158)	24
Increase (decrease) in net assets derived from principal transactions	(6,751)	(434)	(507)	1
Total increase (decrease)	(4,938)	29	1,189	61
Net assets at December 31, 2009	$ -	$ 1,673	$ 3,857	$ 297

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Conservative Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 99	$ 4,243	$ -	$ 8,270
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1	-	5
Total realized gain (loss) on investments and capital gains distributions	1	239	-	242
Net unrealized appreciation (depreciation) of investments	(32)	(1,834)	-	(3,083)
Net increase (decrease) in net assets resulting from operations	(30)	(1,594)	-	(2,836)
Changes from principal transactions:				
Premiums	-	104	-	231
Death benefits	-	-	-	-
Surrenders and withdrawals	(2)	(202)	-	(385)
Transfers between Divisions (including fixed account), net	(26)	(527)	-	(812)
Increase (decrease) in net assets derived from principal transactions	(28)	(625)	-	(966)
Total increase (decrease)	(58)	(2,219)	-	(3,802)
Net assets at December 31, 2008	41	2,024	-	4,468
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	48	-	135
Total realized gain (loss) on investments and capital gains distributions	(42)	(1,329)	-	(2,141)
Net unrealized appreciation (depreciation) of investments	41	1,755	-	2,877
Net increase (decrease) in net assets resulting from operations	1	474	-	871
Changes from principal transactions:				
Premiums	-	68	-	108
Death benefits	(6)	-	-	(17)
Surrenders and withdrawals	(6)	(199)	-	(531)
Transfers between Divisions (including fixed account), net	(30)	(2,367)	-	(4,899)
Increase (decrease) in net assets derived from principal transactions	(42)	(2,498)	-	(5,339)
Total increase (decrease)	(41)	(2,024)	-	(4,468)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Service Class
Net assets at January 1, 2008	$ 6,318	$ 4,009	$ 8,127	$ 10,985
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	13	355	(272)
Total realized gain (loss) on investments and capital gains distributions	227	(45)	(74)	-
Net unrealized appreciation (depreciation) of investments	(1,965)	(942)	(384)	-
Net increase (decrease) in net assets resulting from operations	(1,721)	(974)	(103)	(272)
Changes from principal transactions:				
Premiums	102	12	3	272
Death benefits	(64)	-	(265)	(180)
Surrenders and withdrawals	(245)	(247)	(467)	(75,758)
Transfers between Divisions (including fixed account), net	(850)	(331)	(1,301)	81,831
Increase (decrease) in net assets derived from principal transactions	(1,057)	(566)	(2,030)	6,165
Total increase (decrease)	(2,778)	(1,540)	(2,133)	5,893
Net assets at December 31, 2008	3,540	2,469	5,994	16,878
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	137	96	185	(254)
Total realized gain (loss) on investments and capital gains distributions	(1,291)	(687)	(91)	33
Net unrealized appreciation (depreciation) of investments	1,803	924	208	-
Net increase (decrease) in net assets resulting from operations	649	333	302	(221)
Changes from principal transactions:				
Premiums	73	4	2	208
Death benefits	(5)	-	(113)	(239)
Surrenders and withdrawals	(337)	(348)	(993)	(5,937)
Transfers between Divisions (including fixed account), net	(3,920)	(2,458)	(82)	2,457
Increase (decrease) in net assets derived from principal transactions	(4,189)	(2,802)	(1,186)	(3,511)
Total increase (decrease)	(3,540)	(2,469)	(884)	(3,732)
Net assets at December 31, 2009	$ -	$ -	$ 5,110	$ 13,146

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2008	$ 1,193	$ 32,763	$ 479	$ 84,572
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(258)	(1)	2,771
Total realized gain (loss) on investments and capital gains distributions	66	682	(8)	5,271
Net unrealized appreciation (depreciation) of investments	(461)	(12,556)	(212)	(25,211)
Net increase (decrease) in net assets resulting from operations	(388)	(12,132)	(221)	(17,169)
Changes from principal transactions:				
Premiums	2	968	10	1,231
Death benefits	(11)	(278)	(3)	(1,183)
Surrenders and withdrawals	(79)	(1,163)	(30)	(4,014)
Transfers between Divisions (including fixed account), net	(192)	(4,194)	(57)	(13,203)
Increase (decrease) in net assets derived from principal transactions	(280)	(4,667)	(80)	(17,169)
Total increase (decrease)	(668)	(16,799)	(301)	(34,338)
Net assets at December 31, 2008	525	15,964	178	50,234
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(137)	(1)	379
Total realized gain (loss) on investments and capital gains distributions	(91)	(350)	(96)	(3,479)
Net unrealized appreciation (depreciation) of investments	159	4,344	157	9,790
Net increase (decrease) in net assets resulting from operations	64	3,857	60	6,690
Changes from principal transactions:				
Premiums	2	624	2	707
Death benefits	-	(105)	-	(980)
Surrenders and withdrawals	(96)	(2,068)	(24)	(7,378)
Transfers between Divisions (including fixed account), net	(28)	(564)	(68)	(1,399)
Increase (decrease) in net assets derived from principal transactions	(122)	(2,113)	(90)	(9,050)
Total increase (decrease)	(58)	1,744	(30)	(2,360)
Net assets at December 31, 2009	$ 467	$ 17,708	$ 148	$ 47,874

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Active Allocation Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2008	$ 2,308	$ -	$ 72,087	$ 3,548
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	-	523	188
Total realized gain (loss) on investments and capital gains distributions	248	-	(5,629)	(166)
Net unrealized appreciation (depreciation) of investments	(1,169)	-	(20,351)	(685)
Net increase (decrease) in net assets resulting from operations	(891)	-	(25,457)	(663)
Changes from principal transactions:				
Premiums	64	-	939	19
Death benefits	(34)	-	(577)	(69)
Surrenders and withdrawals	(84)	-	(2,272)	(122)
Transfers between Divisions (including fixed account), net	(38)	-	(8,993)	(829)
Increase (decrease) in net assets derived from principal transactions	(92)	-	(10,903)	(1,001)
Total increase (decrease)	(983)	-	(36,360)	(1,664)
Net assets at December 31, 2008	1,325	-	35,727	1,884
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	50	-	4	140
Total realized gain (loss) on investments and capital gains distributions	(351)	-	(16,518)	(111)
Net unrealized appreciation (depreciation) of investments	655	-	18,941	763
Net increase (decrease) in net assets resulting from operations	354	-	2,427	792
Changes from principal transactions:				
Premiums	62	-	263	1
Death benefits	-	-	(161)	(3)
Surrenders and withdrawals	(186)	(1)	(2,352)	(235)
Transfers between Divisions (including fixed account), net	(147)	11	(35,904)	(110)
Increase (decrease) in net assets derived from principal transactions	(271)	10	(38,154)	(347)
Total increase (decrease)	83	10	(35,727)	445
Net assets at December 31, 2009	$ 1,408	$ 10	$ -	$ 2,329

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class
Net assets at January 1, 2008	$ 6,265	$ 48	$ 567	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	-	5	-
Total realized gain (loss) on investments and capital gains distributions	141	(4)	(131)	-
Net unrealized appreciation (depreciation) of investments	(84)	(13)	(615)	-
Net increase (decrease) in net assets resulting from operations	159	(17)	(741)	-
Changes from principal transactions:				
Premiums	103	1	23	-
Death benefits	(82)	-	(3)	-
Surrenders and withdrawals	(365)	(9)	(42)	-
Transfers between Divisions (including fixed account), net	568	(1)	1,891	-
Increase (decrease) in net assets derived from principal transactions	224	(9)	1,869	-
Total increase (decrease)	383	(26)	1,128	-
Net assets at December 31, 2008	6,648	22	1,695	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	152	-	(8)	-
Total realized gain (loss) on investments and capital gains distributions	387	-	(99)	-
Net unrealized appreciation (depreciation) of investments	287	5	473	-
Net increase (decrease) in net assets resulting from operations	826	5	366	-
Changes from principal transactions:				
Premiums	79	-	28	-
Death benefits	(172)	-	(3)	-
Surrenders and withdrawals	(1,374)	-	(186)	-
Transfers between Divisions (including fixed account), net	1,158	-	(15)	12
Increase (decrease) in net assets derived from principal transactions	(309)	-	(176)	12
Total increase (decrease)	517	5	190	12
Net assets at December 31, 2009	$ 7,165	$ 27	$ 1,885	$ 12

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ -	$ -	$ 30,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	597
Total realized gain (loss) on investments and capital gains distributions	-	-	-	3,457
Net unrealized appreciation (depreciation) of investments	-	-	-	(11,643)
Net increase (decrease) in net assets resulting from operations	-	-	-	(7,589)
Changes from principal transactions:				
Premiums	-	-	-	755
Death benefits	-	-	-	(342)
Surrenders and withdrawals	-	-	-	(1,395)
Transfers between Divisions (including fixed account), net	-	-	-	(4,499)
Increase (decrease) in net assets derived from principal transactions	-	-	-	(5,481)
Total increase (decrease)	-	-	-	(13,070)
Net assets at December 31, 2008	-	-	-	17,122
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	(14)	(7)	38
Total realized gain (loss) on investments and capital gains distributions	1	-	-	(567)
Net unrealized appreciation (depreciation) of investments	137	68	31	5,259
Net increase (decrease) in net assets resulting from operations	113	54	24	4,730
Changes from principal transactions:				
Premiums	38	3	1	408
Death benefits	-	(29)	-	(234)
Surrenders and withdrawals	(130)	(38)	(21)	(2,700)
Transfers between Divisions (including fixed account), net	7,098	4,183	2,329	(92)
Increase (decrease) in net assets derived from principal transactions	7,006	4,119	2,309	(2,618)
Total increase (decrease)	7,119	4,173	2,333	2,112
Net assets at December 31, 2009	$ 7,119	$ 4,173	$ 2,333	$ 19,234

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Global Franchise Portfolio - Service Class
Net assets at January 1, 2008	$ 6,757	$ 2,954	$ 13	$ 632
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	124	(12)	(1)	1
Total realized gain (loss) on investments and capital gains distributions	359	132	(8)	29
Net unrealized appreciation (depreciation) of investments	(2,645)	(1,126)	(27)	(198)
Net increase (decrease) in net assets resulting from operations	(2,162)	(1,006)	(36)	(168)
Changes from principal transactions:				
Premiums	186	112	1	6
Death benefits	(37)	(13)	-	(68)
Surrenders and withdrawals	(208)	(112)	-	(29)
Transfers between Divisions (including fixed account), net	(1,171)	(630)	55	(22)
Increase (decrease) in net assets derived from principal transactions	(1,230)	(643)	56	(113)
Total increase (decrease)	(3,392)	(1,649)	20	(281)
Net assets at December 31, 2008	3,365	1,305	33	351
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	6	-	20
Total realized gain (loss) on investments and capital gains distributions	(407)	(157)	(16)	(74)
Net unrealized appreciation (depreciation) of investments	1,069	463	25	143
Net increase (decrease) in net assets resulting from operations	666	312	9	89
Changes from principal transactions:				
Premiums	124	107	-	4
Death benefits	(7)	(8)	-	-
Surrenders and withdrawals	(460)	(251)	(3)	(85)
Transfers between Divisions (including fixed account), net	(154)	(86)	(39)	46
Increase (decrease) in net assets derived from principal transactions	(497)	(238)	(42)	(35)
Total increase (decrease)	169	74	(33)	54
Net assets at December 31, 2009	$ 3,534	$ 1,379	$ -	$ 405

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 29,216	$ 95	$ 626
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	467	-	(7)
Total realized gain (loss) on investments and capital gains distributions	-	1,299	(3)	(5)
Net unrealized appreciation (depreciation) of investments	-	(10,288)	(23)	(231)
Net increase (decrease) in net assets resulting from operations	-	(8,522)	(26)	(243)
Changes from principal transactions:				
Premiums	-	683	-	12
Death benefits	-	(319)	-	-
Surrenders and withdrawals	-	(1,230)	(4)	(12)
Transfers between Divisions (including fixed account), net	-	(4,513)	(25)	(51)
Increase (decrease) in net assets derived from principal transactions	-	(5,379)	(29)	(51)
Total increase (decrease)	-	(13,901)	(55)	(294)
Net assets at December 31, 2008	-	15,315	40	332
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(58)	(1)	(5)
Total realized gain (loss) on investments and capital gains distributions	-	(948)	(3)	(85)
Net unrealized appreciation (depreciation) of investments	-	3,827	14	187
Net increase (decrease) in net assets resulting from operations	-	2,821	10	97
Changes from principal transactions:				
Premiums	-	448	-	14
Death benefits	-	(265)	-	-
Surrenders and withdrawals	-	(2,080)	(3)	(47)
Transfers between Divisions (including fixed account), net	4	(586)	2	16
Increase (decrease) in net assets derived from principal transactions	4	(2,483)	(1)	(17)
Total increase (decrease)	4	338	9	80
Net assets at December 31, 2009	$ 4	$ 15,653	$ 49	$ 412

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 439	$ 359	$ -	$ 46
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(2)	1	-
Total realized gain (loss) on investments and capital gains distributions	(67)	(26)	(15)	(3)
Net unrealized appreciation (depreciation) of investments	(127)	(104)	-	(8)
Net increase (decrease) in net assets resulting from operations	(200)	(132)	(14)	(11)
Changes from principal transactions:				
Premiums	17	4	-	-
Death benefits	-	(6)	-	-
Surrenders and withdrawals	(9)	(5)	-	-
Transfers between Divisions (including fixed account), net	122	(68)	28	(23)
Increase (decrease) in net assets derived from principal transactions	130	(75)	28	(23)
Total increase (decrease)	(70)	(207)	14	(34)
Net assets at December 31, 2008	369	152	14	12
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(2)	-	-
Total realized gain (loss) on investments and capital gains distributions	(91)	(66)	1	(2)
Net unrealized appreciation (depreciation) of investments	157	126	4	5
Net increase (decrease) in net assets resulting from operations	65	58	5	3
Changes from principal transactions:				
Premiums	2	3	-	-
Death benefits	-	(2)	-	-
Surrenders and withdrawals	(29)	(117)	(14)	(3)
Transfers between Divisions (including fixed account), net	(96)	151	33	-
Increase (decrease) in net assets derived from principal transactions	(123)	35	19	(3)
Total increase (decrease)	(58)	93	24	-
Net assets at December 31, 2009	$ 311	$ 245	$ 38	$ 12

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 1,282	$ 562	$ 12	$ 319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	3	-	2
Total realized gain (loss) on investments and capital gains distributions	(33)	24	(11)	(63)
Net unrealized appreciation (depreciation) of investments	(538)	(241)	(3)	(146)
Net increase (decrease) in net assets resulting from operations	(585)	(214)	(14)	(207)
Changes from principal transactions:				
Premiums	1	23	-	4
Death benefits	(11)	-	-	-
Surrenders and withdrawals	(23)	(16)	(4)	(24)
Transfers between Divisions (including fixed account), net	(157)	(73)	10	179
Increase (decrease) in net assets derived from principal transactions	(190)	(66)	6	159
Total increase (decrease)	(775)	(280)	(8)	(48)
Net assets at December 31, 2008	507	282	4	271
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	2	(1)	(5)
Total realized gain (loss) on investments and capital gains distributions	(448)	(62)	(1)	(66)
Net unrealized appreciation (depreciation) of investments	505	145	25	149
Net increase (decrease) in net assets resulting from operations	71	85	23	78
Changes from principal transactions:				
Premiums	-	24	3	1
Death benefits	-	-	-	-
Surrenders and withdrawals	(30)	(78)	(2)	(51)
Transfers between Divisions (including fixed account), net	(548)	1	181	93
Increase (decrease) in net assets derived from principal transactions	(578)	(53)	182	43
Total increase (decrease)	(507)	32	205	121
Net assets at December 31, 2009	$ -	$ 314	$ 209	$ 392

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2008	$ 132	$ 712	$ 435	$ 23,002
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	11	(25)
Total realized gain (loss) on investments and capital gains distributions	(1)	(28)	(10)	(695)
Net unrealized appreciation (depreciation) of investments	(41)	(147)	(102)	(7,114)
Net increase (decrease) in net assets resulting from operations	(42)	(169)	(101)	(7,834)
Changes from principal transactions:				
Premiums	-	-	2	38
Death benefits	(28)	(61)	(6)	(259)
Surrenders and withdrawals	(1)	(30)	(22)	(817)
Transfers between Divisions (including fixed account), net	(9)	(216)	(57)	(2,738)
Increase (decrease) in net assets derived from principal transactions	(38)	(307)	(83)	(3,776)
Total increase (decrease)	(80)	(476)	(184)	(11,610)
Net assets at December 31, 2008	52	236	251	11,392
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	1	(15)
Total realized gain (loss) on investments and capital gains distributions	(5)	(96)	(17)	(1,429)
Net unrealized appreciation (depreciation) of investments	18	133	70	4,101
Net increase (decrease) in net assets resulting from operations	13	38	54	2,657
Changes from principal transactions:				
Premiums	-	-	-	41
Death benefits	-	-	-	(206)
Surrenders and withdrawals	(6)	(67)	(33)	(1,662)
Transfers between Divisions (including fixed account), net	(2)	22	91	(325)
Increase (decrease) in net assets derived from principal transactions	(8)	(45)	58	(2,152)
Total increase (decrease)	5	(7)	112	505
Net assets at December 31, 2009	$ 57	$ 229	$ 363	$ 11,897

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Growth and Income Portfolio - Class S	ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING Global Equity Option Portfolio - Class S	ING Hang Seng Index Portfolio - Class S
Net assets at January 1, 2008	$ 4	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(51)	(3)	-	-
Net unrealized appreciation (depreciation) of investments	(773)	(19)	-	-
Net increase (decrease) in net assets resulting from operations	(798)	(23)	-	-
Changes from principal transactions:				
Premiums	1	-	-	-
Death benefits	(12)	-	-	-
Surrenders and withdrawals	(82)	-	-	-
Transfers between Divisions (including fixed account), net	2,840	63	-	-
Increase (decrease) in net assets derived from principal transactions	2,747	63	-	-
Total increase (decrease)	1,949	40	-	-
Net assets at December 31, 2008	1,953	40	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(137)	(8)	-	-
Net unrealized appreciation (depreciation) of investments	634	48	-	-
Net increase (decrease) in net assets resulting from operations	490	39	-	-
Changes from principal transactions:				
Premiums	3	1	-	-
Death benefits	(2)	-	-	-
Surrenders and withdrawals	(324)	(10)	-	-
Transfers between Divisions (including fixed account), net	110	69	-	5
Increase (decrease) in net assets derived from principal transactions	(213)	60	-	5
Total increase (decrease)	277	99	-	5
Net assets at December 31, 2009	$ 2,230	$ 139	$ -	$ 5

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class S
Net assets at January 1, 2008	$ 290	$ 697	$ 1,023	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(6)	-
Total realized gain (loss) on investments and capital gains distributions	15	1	(61)	(2)
Net unrealized appreciation (depreciation) of investments	(136)	(224)	(202)	-
Net increase (decrease) in net assets resulting from operations	(120)	(224)	(269)	(2)
Changes from principal transactions:				
Premiums	1	8	16	-
Death benefits	-	-	-	-
Surrenders and withdrawals	(5)	(56)	(20)	-
Transfers between Divisions (including fixed account), net	19	(117)	(282)	2
Increase (decrease) in net assets derived from principal transactions	15	(165)	(286)	2
Total increase (decrease)	(105)	(389)	(555)	-
Net assets at December 31, 2008	185	308	468	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(1)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	(13)	(96)	(92)	1
Net unrealized appreciation (depreciation) of investments	45	153	169	9
Net increase (decrease) in net assets resulting from operations	34	56	77	9
Changes from principal transactions:				
Premiums	-	-	-	3
Death benefits	-	(13)	(12)	-
Surrenders and withdrawals	(16)	(39)	(41)	-
Transfers between Divisions (including fixed account), net	(5)	(36)	(31)	105
Increase (decrease) in net assets derived from principal transactions	(21)	(88)	(84)	108
Total increase (decrease)	13	(32)	(7)	117
Net assets at December 31, 2009	$ 198	$ 276	$ 461	$ 117

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Global Large Cap Index 75% Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	(2)	-
Net increase (decrease) in net assets resulting from operations	-	-	(2)	-
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	6	-
Increase (decrease) in net assets derived from principal transactions	-	-	6	-
Total increase (decrease)	-	-	4	-
Net assets at December 31, 2008	-	-	4	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(315)	-
Total realized gain (loss) on investments and capital gains distributions	-	3	319	-
Net unrealized appreciation (depreciation) of investments	1	6	6,009	6
Net increase (decrease) in net assets resulting from operations	1	9	6,013	6
Changes from principal transactions:				
Premiums	-	-	66	-
Death benefits	-	-	(353)	-
Surrenders and withdrawals	-	-	(2,136)	-
Transfers between Divisions (including fixed account), net	6	34	35,502	35
Increase (decrease) in net assets derived from principal transactions	6	34	33,079	35
Total increase (decrease)	7	43	39,092	41
Net assets at December 31, 2009	$ 7	$ 43	$ 39,096	$ 41

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class S	ING Russell™ Small Cap Index Portfolio - Class S	ING Small Company Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(2)	(1)
Net unrealized appreciation (depreciation) of investments	-	(5)	(9)	(8)
Net increase (decrease) in net assets resulting from operations	-	(5)	(11)	(9)
Changes from principal transactions:				
Premiums	-	-	-	-
Death benefits	-	-	-	-
Surrenders and withdrawals	-	-	(1)	-
Transfers between Divisions (including fixed account), net	-	16	48	39
Increase (decrease) in net assets derived from principal transactions	-	16	47	39
Total increase (decrease)	-	11	36	30
Net assets at December 31, 2008	-	11	36	30
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(99)	(1)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	62	-	(8)	(9)
Net unrealized appreciation (depreciation) of investments	1,559	25	22	10
Net increase (decrease) in net assets resulting from operations	1,522	24	13	1
Changes from principal transactions:				
Premiums	12	6	(1)	-
Death benefits	(83)	-	-	-
Surrenders and withdrawals	(746)	(6)	(19)	(12)
Transfers between Divisions (including fixed account), net	12,842	148	42	21
Increase (decrease) in net assets derived from principal transactions	12,025	148	22	9
Total increase (decrease)	13,547	172	35	10
Net assets at December 31, 2009	$ 13,547	$ 183	$ 71	$ 40

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class S	ING WisdomTree^{SM} Global High-Yielding Equity Index Portfolio - Class S	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2008	$ -	$ -	$ -	$ 65
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(319)	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(2)	(478)	8
Net unrealized appreciation (depreciation) of investments	1	(26)	(10,595)	(16)
Net increase (decrease) in net assets resulting from operations	-	(26)	(11,392)	(8)
Changes from principal transactions:				
Premiums	-	1	576	1
Death benefits	-	-	(135)	(33)
Surrenders and withdrawals	(22)	(1)	(814)	-
Transfers between Divisions (including fixed account), net	85	90	31,462	(15)
Increase (decrease) in net assets derived from principal transactions	63	90	31,089	(47)
Total increase (decrease)	63	64	19,697	(55)
Net assets at December 31, 2008	63	64	19,697	10
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(325)	-
Total realized gain (loss) on investments and capital gains distributions	3	(12)	(1,033)	-
Net unrealized appreciation (depreciation) of investments	3	27	8,395	3
Net increase (decrease) in net assets resulting from operations	7	14	7,037	3
Changes from principal transactions:				
Premiums	2	2	602	1
Death benefits	-	-	(152)	-
Surrenders and withdrawals	(17)	(11)	(2,254)	-
Transfers between Divisions (including fixed account), net	135	5	(549)	-
Increase (decrease) in net assets derived from principal transactions	120	(4)	(2,353)	1
Total increase (decrease)	127	10	4,684	4
Net assets at December 31, 2009	$ 190	$ 74	$ 24,381	$ 14

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Legg Mason ClearBridge Variable Investors Portfolio	Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Variable Lifestyle Allocation 70%
Net assets at January 1, 2008	$ 25,291	$ 8,615	$ 22,470	$ 18,342
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(55)	24	297	91
Total realized gain (loss) on investments and capital gains distributions	(649)	(2,875)	55	(592)
Net unrealized appreciation (depreciation) of investments	(7,598)	(534)	(5,687)	(4,791)
Net increase (decrease) in net assets resulting from operations	(8,302)	(3,385)	(5,335)	(5,292)
Changes from principal transactions:				
Premiums	42	25	79	47
Death benefits	(572)	(117)	(180)	(153)
Surrenders and withdrawals	(803)	(197)	(977)	(497)
Transfers between Divisions (including fixed account), net	(2,648)	(1,015)	(4,028)	(3,255)
Increase (decrease) in net assets derived from principal transactions	(3,981)	(1,304)	(5,106)	(3,858)
Total increase (decrease)	(12,283)	(4,689)	(10,441)	(9,150)
Net assets at December 31, 2008	13,008	3,926	12,029	9,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	(18)	391	177
Total realized gain (loss) on investments and capital gains distributions	(2,018)	(1,870)	(776)	22
Net unrealized appreciation (depreciation) of investments	4,329	2,808	3,381	2,318
Net increase (decrease) in net assets resulting from operations	2,344	920	2,996	2,517
Changes from principal transactions:				
Premiums	18	16	59	24
Death benefits	(207)	(27)	(274)	(85)
Surrenders and withdrawals	(2,152)	(563)	(1,607)	(1,007)
Transfers between Divisions (including fixed account), net	(320)	(68)	(728)	(112)
Increase (decrease) in net assets derived from principal transactions	(2,661)	(642)	(2,550)	(1,180)
Total increase (decrease)	(317)	278	446	1,337
Net assets at December 31, 2009	$ 12,691	$ 4,204	$ 12,475	$ 10,529

The accompanying notes are an integral part of these financial statements.

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Legg Mason Variable Lifestyle Allocation 85%	Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Western Asset Variable Money Market Portfolio
Net assets at January 1, 2008	$ 11,438	$ 6,628	$ 3,379
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	5	435	32
Total realized gain (loss) on investments and capital gains distributions	(519)	(91)	-
Net unrealized appreciation (depreciation) of investments	(3,382)	(2,010)	-
Net increase (decrease) in net assets resulting from operations	(3,896)	(1,666)	32
Changes from principal transactions:			
Premiums	33	37	2
Death benefits	(108)	(426)	(303)
Surrenders and withdrawals	(246)	(209)	(1,202)
Transfers between Divisions (including fixed account), net	(1,472)	(1,026)	1,426
Increase (decrease) in net assets derived from principal transactions	(1,793)	(1,624)	(77)
Total increase (decrease)	(5,689)	(3,290)	(45)
Net assets at December 31, 2008	5,749	3,338	3,334
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	42	361	(39)
Total realized gain (loss) on investments and capital gains distributions	(487)	(479)	-
Net unrealized appreciation (depreciation) of investments	2,024	1,808	-
Net increase (decrease) in net assets resulting from operations	1,579	1,690	(39)
Changes from principal transactions:			
Premiums	20	16	1
Death benefits	(24)	(107)	(304)
Surrenders and withdrawals	(717)	(720)	(442)
Transfers between Divisions (including fixed account), net	(38)	(6)	174
Increase (decrease) in net assets derived from principal transactions	(759)	(817)	(571)
Total increase (decrease)	820	873	(610)
Net assets at December 31, 2009	$ 6,569	$ 4,211	$ 2,724

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING USA Annuity and Life Insurance Company Separate Account EQ (the "Account") was established by ING USA Annuity and Life Insurance Company ("ING USA" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ING USA provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ING USA may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ING USA. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ING USA.

At December 31, 2009, the Account had, under the Equi-Select Variable Annuity product and the PrimElite product, 87 investment divisions (the "Divisions"), 11 of which invest in an independently managed mutual fund Portfolio and 76 of which invest in a mutual fund Portfolio managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Series ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

BlackRock Variable Series Funds, Inc.:
  BlackRock Global Allocation V.I. Fund - Class III*
Columbia Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series -
    Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service
    Class 2
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class S

ING Investors Trust:
  ING American Funds Asset Allocation Portfolio*
  ING American Funds Bond Portfolio*
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Service Class**
  ING BlackRock Large Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Value Portfolio - Service
    Class

ING Investors Trust (continued):
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Active Allocation Portfolio - Service Class**
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class**
  ING Retirement Growth Portfolio - Adviser Class**
  ING Retirement Moderate Growth Portfolio - Adviser Class**
  ING Retirement Moderate Portfolio - Adviser Class**
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class**
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class

ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class*
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities Portfolio - Class S*
  ING Hang Seng Index Portfolio - Class S**
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class S
  ING Russell™ Global Large Cap Index 75% Portfolio - Class S**
  ING Russell™ Large Cap Growth Index Portfolio - Class S**
  ING Russell™ Large Cap Index Portfolio - Class S*
  ING Russell™ Large Cap Value Index Portfolio - Class S**
  ING Russell™ Mid Cap Growth Index Portfolio - Class S**
  ING Russell™ Mid Cap Index Portfolio - Class S*
  ING Russell™ Small Cap Index Portfolio - Class S*
  ING Small Company Portfolio - Class S*
  ING U.S. Bond Index Portfolio - Class S*
  ING Wisdom Tree^{SM} Global High-Yielding Equity Index Portfolio - Class S*
ING Variable Products Trust:
  ING MidCap Opportunities Portfolio - Class S*
  ING SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason ClearBridge Variable Investors Portfolio
  Legg Mason Global Currents Variable International All Cap Opportunity Portfolio
  Legg Mason Variable Lifestyle Allocation 50%
  Legg Mason Variable Lifestyle Allocation 70%
  Legg Mason Variable Lifestyle Allocation 85%

Legg Mason Partners Variable Income Trust:
    Legg Mason Western Asset Variable High Income Portfolio
    Legg Mason Western Asset Variable Money Market Portfolio

*   Division was added in 2008
**   Division was added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class S	ING VP Intermediate Bond Portfolio - Class S
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
ING PIMCO Total Return Bond Portfolio - Service Class	ING PIMCO Core Bond Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Growth and Income Portfolio - Class S	ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class S	ING BlackRock Global Science and Technology Portfolio - Class S
ING Index Plus LargeCap Portfolio - Class S	ING VP Index Plus LargeCap Portfolio - Class S
ING Index Plus MidCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class S
ING Index Plus SmallCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class S
ING Small Company Portfolio - Class S	ING VP Small Company Portfolio - Class S
ING U.S. Bond Index Portfolio - Class S	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class S
ING Variable Products Trust:	ING Variable Products Trust:
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Legg Mason Partners Variable Equity Trust:	Legg Mason Partners Variable Equity Trust:
Legg Mason ClearBridge Variable Investors Portfolio	Legg Mason Partners Variable Investors Portfolio
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	Legg Mason Partners Variable International All Cap Opportunity Portfolio
Legg Mason Variable Lifestyle Allocation 50%	Legg Mason Partners Variable Lifestyle Allocation 50%
Legg Mason Variable Lifestyle Allocation 70%	Legg Mason Partners Variable Lifestyle Allocation 70%
Legg Mason Variable Lifestyle Allocation 85%	Legg Mason Partners Variable Lifestyle Allocation 85%

Current Name	Former Name
Legg Mason Partners Variable Income Trust:	Legg Mason Partners Variable Income Trust:
Legg Mason Western Asset Variable High Income Portfolio	Legg Mason Partners Variable High Income Portfolio
Legg Mason Western Asset Variable Money Market Portfolio	Legg Mason Partners Variable Money Market Portfolio

During 2009, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
    ING Growth and Income Portfolio II - Service Class
    ING Index Plus International Equity Portfolio - Service Class
    ING International Growth Opportunities Portfolio - Service Class
    ING JPMorgan Value Opportunities Portfolio - Service Class
    ING LifeStyle Aggressive Growth Portfolio - Service Class
    ING LifeStyle Conservative Portfolio - Service Class
    ING LifeStyle Growth Portfolio - Service Class
    ING LifeStyle Moderate Growth Portfolio - Service Class
    ING LifeStyle Moderate Portfolio - Service Class
    ING Oppenheimer Main Street Portfolio® - Service Class
    ING Van Kampen Capital Growth Portfolio - Service Class
ING Partners, Inc.:
    ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Portfolios, Inc.:
    ING Global Equity Option Portfolio - Class S

The following Divisions were available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Investors Trust:
    ING American Funds World Allocation Portfolio - Service Class
    ING Focus 5 Portfolio - Service Class

The following Divisions were available to contractowners during 2009 but had no activity as of December 31, 2009:

ING Variable Portfolios, Inc.:
    ING Dow Jones Euro STOXX 50 Index Portfolio - Adv Class
    ING FTSE 100 Index Portfolio - Adv Class
    ING Japan Equity Index Portfolio - Adv Class

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ING USA, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ING USA.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ING USA will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ING USA.

All Contracts in the Account are currently in the accumulation period.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ING USA related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ING USA). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3. **Recently Adopted Accounting Standards**

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

▪   Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪   Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
   a)   Quoted prices for similar assets or liabilities in active markets;
   b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
   c)   Inputs other than quoted market prices that are observable; and
   d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪   Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ING USA's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ING USA assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Transfer Charges

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 3.50% of premiums.

6.   Related Party Transactions

During the year ended December 31, 2009, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Intermediate Bond Portfolio, ING Variable Funds, ING Variable Portfolios, Inc. and ING Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates up to 0.95% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc.. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
BlackRock Variable Series Funds, Inc.:				
BlackRock Global Allocation V.I. Fund - Class III	$ 687	$ 212	$ 500	$ 34
Columbia Funds Variable Insurance Trust:				
Columbia Small Cap Value Fund, Variable Series - Class B	4	45	52	162
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Service Class 2	2	51	18	198
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Service Class 2	77	363	627	1,219
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class S	845	455	1,081	865
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	63	14,420	4,066	5,240
ING American Funds Asset Allocation Portfolio	81	9	54	-
ING American Funds Bond Portfolio	443	92	280	4
ING American Funds Growth Portfolio	846	669	811	1,605
ING American Funds Growth-Income Portfolio	323	243	442	774
ING American Funds International Portfolio	951	495	992	1,847
ING American Funds World Allocation Portfolio - Service Class	4	4	-	-
ING Artio Foreign Portfolio - Service Class	6,344	783	526	753
ING BlackRock Inflation Protected Bond Portfolio - Service Class	62	16	-	-
ING BlackRock Large Cap Growth Portfolio - Service Class	96	84	118	189
ING BlackRock Large Cap Value Portfolio - Service Class	-	3	4	80
ING Clarion Global Real Estate Portfolio - Service Class	41	66	102	336
ING Clarion Real Estate Portfolio - Service Class	172	544	999	2,382
ING Evergreen Health Sciences Portfolio - Service Class	133	90	530	310
ING Evergreen Omega Portfolio - Service Class	51	-	-	2
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	328	1,354	1,345	3,642
ING Focus 5 Portfolio - Service Class	4	5	-	-
ING Franklin Income Portfolio - Service Class	298	231	644	630
ING Franklin Mutual Shares Portfolio - Service Class	52	23	80	194
ING Franklin Templeton Founding Strategy Portfolio - Service Class	56	103	137	246
ING Global Resources Portfolio - Service Class	390	999	2,431	1,774
ING Growth and Income Portfolio II - Service Class	7	259	108	114
ING Index Plus International Equity Portfolio - Service Class	2	48	28	46
ING International Growth Opportunities Portfolio - Service Class	181	6,809	2,986	2,596
ING Janus Contrarian Portfolio - Service Class	56	508	810	1,251
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	295	810	1,274	1,731
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	45	41	69	173
ING JPMorgan Value Opportunities Portfolio - Service Class	2	42	9	29
ING LifeStyle Aggressive Growth Portfolio - Service Class	170	2,591	502	825
ING LifeStyle Conservative Portfolio - Service Class	105	104	-	-

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING LifeStyle Growth Portfolio - Service Class	$ 431	$ 5,551	$ 1,244	$ 1,839
ING LifeStyle Moderate Growth Portfolio - Service Class	743	4,726	858	1,679
ING LifeStyle Moderate Portfolio - Service Class	325	3,004	1,053	1,496
ING Limited Maturity Bond Portfolio - Service Class	326	1,281	513	2,138
ING Liquid Assets Portfolio - Service Class	3,738	7,472	15,238	9,341
ING Lord Abbett Affiliated Portfolio - Service Class	6	132	141	297
ING Marsico Growth Portfolio - Service Class	305	2,556	201	5,131
ING Marsico International Opportunities Portfolio - Service Class	33	123	240	283
ING MFS Total Return Portfolio - Service Class	1,217	9,895	10,424	18,414
ING MFS Utilities Portfolio - Service Class	265	485	863	695
ING Oppenheimer Active Allocation Portfolio - Service Class	11	1	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	289	38,475	1,446	11,832
ING PIMCO High Yield Portfolio - Service Class	174	380	352	1,165
ING PIMCO Total Return Bond Portfolio - Service Class	1,885	1,825	2,589	2,210
ING Pioneer Fund Portfolio - Service Class	-	-	13	21
ING Pioneer Mid Cap Value Portfolio - Service Class	94	279	2,325	421
ING Retirement Conservative Portfolio - Adviser Class	12	-	-	-
ING Retirement Growth Portfolio - Adviser Class	7,117	133	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	4,182	76	-	-
ING Retirement Moderate Portfolio - Adviser Class	2,330	27	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	770	3,351	3,978	6,552
ING T. Rowe Price Equity Income Portfolio - Service Class	209	701	876	1,563
ING Templeton Global Growth Portfolio - Service Class	88	320	264	836
ING Van Kampen Capital Growth Portfolio - Service Class	24	65	92	35
ING Van Kampen Global Franchise Portfolio - Service Class	155	160	176	252
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	4	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	393	2,936	2,776	5,799
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	2	4	11	30
ING Partners, Inc.:				
ING Baron Small Cap Growth Portfolio - Service Class	104	126	215	257
ING Columbia Small Cap Value Portfolio - Service Class	63	186	372	244
ING Davis New York Venture Portfolio - Service Class	157	123	96	171
ING JPMorgan Mid Cap Value Portfolio - Service Class	34	15	67	33
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	-	4	1	24
ING Neuberger Berman Partners Portfolio - Service Class	18	582	2	207
ING Oppenheimer Global Portfolio - Service Class	30	76	159	186
ING T. Rowe Price Growth Equity Portfolio - Service Class	185	4	36	28
ING Templeton Foreign Equity Portfolio - Service Class	169	131	612	452
ING UBS U.S. Large Cap Equity Portfolio - Service Class	1	8	1	40
ING Van Kampen Comstock Portfolio - Service Class	49	93	73	355
ING Van Kampen Equity and Income Portfolio - Service Class	96	36	84	135
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	276	2,444	275	4,077
ING Growth and Income Portfolio - Class S	273	495	2,970	195

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class S	$ 108	$ 49	$ 78	$ 16
ING Global Equity Option Portfolio - Class S	1	1	-	-
ING Hang Seng Index Portfolio - Class S	5	-	-	-
ING Index Plus LargeCap Portfolio - Class S	7	26	90	54
ING Index Plus MidCap Portfolio - Class S	5	94	176	260
ING Index Plus SmallCap Portfolio - Class S	22	106	122	360
ING International Index Portfolio - Class S	114	7	10	8
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	6	-	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	64	30	-	-
ING Russell™ Large Cap Index Portfolio - Class S	35,900	3,106	6	-
ING Russell™ Large Cap Value Index Portfolio - Class S	35	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	13,034	1,098	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	173	27	16	-
ING Russell™ Small Cap Index Portfolio - Class S	62	42	56	9
ING Small Company Portfolio - Class S	37	28	51	12
ING U.S. Bond Index Portfolio - Class S	188	66	131	68
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	11	16	106	14
ING Variable Products Trust:				
ING MidCap Opportunities Portfolio - Class S	69	2,747	34,546	3,755
ING SmallCap Opportunities Portfolio - Class S	1	-	3	48
Legg Mason Partners Variable Equity Trust:				
Legg Mason ClearBridge Variable Investors Portfolio	220	2,850	884	4,354
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	54	714	152	1,433
Legg Mason Variable Lifestyle Allocation 50%	638	2,797	1,358	5,577
Legg Mason Variable Lifestyle Allocation 70%	336	1,340	333	4,089
Legg Mason Variable Lifestyle Allocation 85%	144	861	202	1,931
Legg Mason Partners Variable Income Trust:				
Legg Mason Western Asset Variable High Income Portfolio	453	908	558	1,749
Legg Mason Western Asset Variable Money Market Portfolio	358	967	1,352	1,397

8. Changes in Units

The net changes in units outstanding follow:

	Year ended December 31					
	2009			2008		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Variable Series Funds, Inc.:						
BlackRock Global Allocation V.I. Fund - Class III	90,517	27,466	63,051	55,383	5,528	49,855
Columbia Funds Variable Insurance Trust:						
Columbia Small Cap Value Fund, Variable Series - Class B	186	4,463	(4,277)	220	14,072	(13,852)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Service Class 2	26	5,707	(5,681)	2,472	18,261	(15,789)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Service Class 2	18,182	46,394	(28,212)	62,605	117,089	(54,484)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class S	91,642	59,089	32,553	100,983	91,528	9,455
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	18,763	996,202	(977,439)	49,217	312,180	(262,963)
ING American Funds Asset Allocation Portfolio	11,208	1,248	9,960	5,420	5	5,415
ING American Funds Bond Portfolio	46,648	11,474	35,174	31,800	1,876	29,924
ING American Funds Growth Portfolio	67,762	86,788	(19,026)	64,858	150,390	(85,532)
ING American Funds Growth-Income Portfolio	26,100	33,435	(7,335)	39,936	77,863	(37,927)
ING American Funds International Portfolio	44,524	53,949	(9,425)	71,335	157,948	(86,613)
ING American Funds World Allocation Portfolio - Service Class	319	319	-	-	-	-
ING Artio Foreign Portfolio - Service Class	608,359	80,083	528,276	34,150	66,980	(32,830)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	5,903	1,471	4,432	-	-	-
ING BlackRock Large Cap Growth Portfolio - Service Class	12,315	10,378	1,937	11,036	20,096	(9,060)
ING BlackRock Large Cap Value Portfolio - Service Class	-	277	(277)	-	6,843	(6,843)
ING Clarion Global Real Estate Portfolio - Service Class	6,257	9,694	(3,437)	18,072	37,981	(19,909)
ING Clarion Real Estate Portfolio - Service Class	1,401	14,505	(13,104)	3,836	41,396	(37,560)
ING Evergreen Health Sciences Portfolio - Service Class	14,606	9,836	4,770	44,032	28,039	15,993
ING Evergreen Omega Portfolio - Service Class	4,156	1	4,155	126	262	(136)
ING FMRSM Diversified Mid Cap Portfolio - Service Class	63,742	155,384	(91,642)	96,259	341,136	(244,877)
ING Focus 5 Portfolio - Service Class	658	658	-	-	-	-

| | **Year ended December 31** | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Franklin Income Portfolio - Service Class	30,955	28,737	2,218	69,469	68,948	521
ING Franklin Mutual Shares Portfolio - Service Class	7,101	2,633	4,468	8,391	19,892	(11,501)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	8,536	17,945	(9,409)	16,976	28,466	(11,490)
ING Global Resources Portfolio - Service Class	19,208	38,537	(19,329)	46,971	53,036	(6,065)
ING Growth and Income Portfolio II - Service Class	-	45,567	(45,567)	1,844	12,024	(10,180)
ING Index Plus International Equity Portfolio - Service Class	-	5,535	(5,535)	-	4,155	(4,155)
ING International Growth Opportunities Portfolio - Service Class	1,145	657,552	(656,407)	11,256	201,374	(190,118)
ING Janus Contrarian Portfolio - Service Class	8,404	53,552	(45,148)	41,088	106,012	(64,924)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	28,641	60,464	(31,823)	69,364	120,507	(51,143)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	4,014	3,931	83	3,688	15,756	(12,068)
ING JPMorgan Value Opportunities Portfolio - Service Class	-	5,608	(5,608)	-	2,475	(2,475)
ING LifeStyle Aggressive Growth Portfolio - Service Class	11,458	271,552	(260,094)	26,838	79,584	(52,746)
ING LifeStyle Conservative Portfolio - Service Class	9,249	9,249	-	-	-	-
ING LifeStyle Growth Portfolio - Service Class	27,360	574,585	(547,225)	85,055	170,350	(85,295)
ING LifeStyle Moderate Growth Portfolio - Service Class	63,853	480,040	(416,187)	69,254	153,867	(84,613)
ING LifeStyle Moderate Portfolio - Service Class	20,391	297,595	(277,204)	94,849	146,093	(51,244)
ING Limited Maturity Bond Portfolio - Service Class	1,128	55,057	(53,929)	2,033	94,987	(92,954)
ING Liquid Assets Portfolio - Service Class	369,217	579,166	(209,949)	5,212,307	4,874,306	338,001
ING Lord Abbett Affiliated Portfolio - Service Class	633	14,941	(14,308)	518	25,910	(25,392)
ING Marsico Growth Portfolio - Service Class	63,801	246,564	(182,763)	82,028	376,322	(294,294)
ING Marsico International Opportunities Portfolio - Service Class	3,441	11,109	(7,668)	14,752	21,475	(6,723)
ING MFS Total Return Portfolio - Service Class	51,493	476,689	(425,196)	110,609	790,843	(680,234)
ING MFS Utilities Portfolio - Service Class	20,903	42,897	(21,994)	46,778	54,994	(8,216)
ING Oppenheimer Active Allocation Portfolio - Service Class	898	105	793	-	-	-
ING Oppenheimer Main Street Portfolio® - Service Class	21,221	2,374,007	(2,352,786)	84,396	600,689	(516,293)
ING PIMCO High Yield Portfolio - Service Class	288	33,091	(32,803)	13,978	103,052	(89,074)
ING PIMCO Total Return Bond Portfolio - Service Class	139,909	159,106	(19,197)	197,687	183,886	13,801
ING Pioneer Fund Portfolio - Service Class	-	4	(4)	858	1,898	(1,040)
ING Pioneer Mid Cap Value Portfolio - Service Class	15,292	35,621	(20,329)	204,494	44,760	159,734
ING Retirement Conservative Portfolio - Adviser Class	1,455	9	1,446	-	-	-

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Retirement Growth Portfolio - Adviser Class	774,475	14,330	760,145	-	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	440,542	7,036	433,506	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	238,918	2,222	236,696	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	29,523	100,472	(70,949)	56,285	183,281	(126,996)
ING T. Rowe Price Equity Income Portfolio - Service Class	13,988	36,411	(22,423)	19,127	60,570	(41,443)
ING Templeton Global Growth Portfolio - Service Class	7,672	23,240	(15,568)	16,213	44,712	(28,499)
ING Van Kampen Capital Growth Portfolio - Service Class	2,567	6,819	(4,252)	7,252	3,811	3,441
ING Van Kampen Global Franchise Portfolio - Service Class	12,248	15,564	(3,316)	11,820	21,547	(9,727)
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class	334	-	334	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	28,798	144,688	(115,890)	40,313	234,594	(194,281)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	211	425	(214)	48	3,274	(3,226)
ING Partners, Inc.:						
ING Baron Small Cap Growth Portfolio - Service Class	14,056	17,111	(3,055)	22,365	26,376	(4,011)
ING Columbia Small Cap Value Portfolio - Service Class	10,129	27,556	(17,427)	47,705	35,132	12,573
ING Davis New York Venture Portfolio - Service Class	22,141	16,730	5,411	8,952	18,237	(9,285)
ING JPMorgan Mid Cap Value Portfolio - Service Class	4,297	1,936	2,361	6,678	4,613	2,065
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	21	445	(424)	49	2,101	(2,052)
ING Neuberger Berman Partners Portfolio - Service Class	181	95,827	(95,646)	838	21,549	(20,711)
ING Oppenheimer Global Portfolio - Service Class	4,811	11,061	(6,250)	13,867	19,462	(5,595)
ING T. Rowe Price Growth Equity Portfolio - Service Class	25,480	409	25,071	3,609	4,103	(494)
ING Templeton Foreign Equity Portfolio - Service Class	27,122	22,977	4,145	56,367	45,116	11,251
ING UBS U.S. Large Cap Equity Portfolio - Service Class	-	1,099	(1,099)	-	3,536	(3,536)
ING Van Kampen Comstock Portfolio - Service Class	7,014	14,681	(7,667)	5,859	34,507	(28,648)
ING Van Kampen Equity and Income Portfolio - Service Class	9,169	3,727	5,442	4,655	12,988	(8,333)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	28,509	378,796	(350,287)	23,815	471,393	(447,578)
ING Growth and Income Portfolio - Class S	36,354	71,674	(35,320)	349,169	28,978	320,191

| | Year ended December 31 | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class S	13,583	5,642	7,941	7,745	1,810	5,935
ING Global Equity Option Portfolio - Class S	107	107	-	-	-	-
ING Hang Seng Index Portfolio - Class S	365	-	365	-	-	-
ING Index Plus LargeCap Portfolio - Class S	135	2,885	(2,750)	5,421	4,672	749
ING Index Plus MidCap Portfolio - Class S	230	12,230	(12,000)	8,792	24,041	(15,249)
ING Index Plus SmallCap Portfolio - Class S	1,709	13,753	(12,044)	11,836	37,987	(26,151)
ING International Index Portfolio - Class S	16,385	982	15,403	1,243	1,243	-
ING Russell™ Global Large Cap Index 75% Portfolio - Class S	543	-	543	-	-	-
ING Russell™ Large Cap Growth Index Portfolio - Class S	5,851	2,443	3,408	-	-	-
ING Russell™ Large Cap Index Portfolio - Class S	5,171,491	383,091	4,788,400	649	1	648
ING Russell™ Large Cap Value Index Portfolio - Class S	3,261	1	3,260	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,129,343	86,413	1,042,930	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class S	23,755	3,935	19,820	1,857	28	1,829
ING Russell™ Small Cap Index Portfolio - Class S	11,433	8,485	2,948	6,242	1,074	5,168
ING Small Company Portfolio - Class S	4,276	4,001	275	7,674	3,487	4,187
ING U.S. Bond Index Portfolio - Class S	18,992	7,285	11,707	16,920	10,748	6,172
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S	2,146	3,108	(962)	12,346	1,770	10,576
ING Variable Products Trust:						
ING MidCap Opportunities Portfolio - Class S	88,536	418,452	(329,916)	3,472,022	475,271	2,996,751
ING SmallCap Opportunities Portfolio - Class S	71	2	69	59	3,490	(3,431)
Legg Mason Partners Variable Equity Trust:						
Legg Mason ClearBridge Variable Investors Portfolio	7,225	441,823	(434,598)	24,075	514,659	(490,584)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio	4,171	63,402	(59,231)	11,109	96,644	(85,535)
Legg Mason Variable Lifestyle Allocation 50%	10,819	223,080	(212,261)	27,079	377,971	(350,892)
Legg Mason Variable Lifestyle Allocation 70%	3,439	120,985	(117,546)	10,465	310,176	(299,711)
Legg Mason Variable Lifestyle Allocation 85%	3,137	78,334	(75,197)	3,143	139,064	(135,921)
Legg Mason Partners Variable Income Trust:						
Legg Mason Western Asset Variable High Income Portfolio	3,785	61,164	(57,379)	9,701	115,637	(105,936)
Legg Mason Western Asset Variable Money Market Portfolio	25,923	68,534	(42,611)	160,660	166,818	(6,158)

9.   Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
BlackRock Global Allocation V.I. Fund - Class III			
Contracts in accumulation period:			
Equi-Select Separate Account A	112,905.870	$ 9.53	$ 1,075,993
Columbia Small Cap Value Fund, Variable Series - Class B			
Contracts in accumulation period:			
Equi-Select Separate Account A	23,882.624	$ 11.22	$ 267,963
Fidelity® VIP Equity-Income Portfolio - Service Class 2			
Contracts in accumulation period:			
Equi-Select Separate Account A	12,320.408	$ 9.38	$ 115,565
Fidelity® VIP Contrafund® Portfolio - Service Class 2			
Contracts in accumulation period:			
Equi-Select Separate Account A	108,507.403	$ 11.48	$ 1,245,665
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	155,913.612	$ 10.64	$ 1,658,921
ING American Funds Asset Allocation Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	15,375.282	$ 8.75	$ 134,534
ING American Funds Bond Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	65,098.495	$ 9.96	$ 648,381
ING American Funds Growth Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	267,632.402	$ 10.76	$ 2,879,725
ING American Funds Growth-Income Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	166,535.697	$ 10.04	$ 1,672,018
ING American Funds International Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	259,532.362	$ 13.49	$ 3,501,092
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	672,245.015	$ 11.43	$ 7,683,761

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Inflation Protected Bond Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	4,432.029	$ 10.59	$ 46,935
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	32,442.476	$ 9.97	$ 323,451
ING BlackRock Large Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	5,855.841	$ 9.36	$ 54,811
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	22,308.876	$ 9.49	$ 211,711
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	52,762.583	$ 53.29	$ 2,811,718
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	33,020.490	$ 11.27	$ 372,141
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	4,154.623	$ 12.98	$ 53,927
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	888,443.974	$ 12.33	$ 10,954,514
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	86,689.907	$ 10.04	$ 870,367
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	21,518.411	$ 9.10	$ 195,818
ING Franklin Templeton Founding Strategy Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	33,322.769	$ 7.83	$ 260,917
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Equi-Select Separate Account A	76,897.166	$ 37.30	$ 2,868,264

Division/Contract	Units	Unit Value		Extended Value	
ING Janus Contrarian Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	140,119.484	$	11.95	$	1,674,428
ING JPMorgan Emerging Markets Equity Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	186,710.957	$	20.67	$	3,859,315
ING JPMorgan Small Cap Core Equity Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	26,996.378	$	11.00	$	296,960
ING Limited Maturity Bond Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	225,052.557	$	22.72	$	5,113,194
ING Liquid Assets Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	776,450.551	$	16.94	$	13,153,072
ING Lord Abbett Affiliated Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	45,497.633	$	10.27	$	467,261
ING Marsico Growth Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	1,240,270.764	$	14.29	$	17,723,469
ING Marsico International Opportunities Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	12,165.668	$	12.19	$	148,299
ING MFS Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	1,931,626.694	$	24.80	$	47,904,342
ING MFS Utilities Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	94,823.234	$	14.85	$	1,408,125
ING Oppenheimer Active Allocation Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	793.464	$	12.93	$	10,259
ING PIMCO High Yield Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	170,708.870	$	13.65	$	2,330,176

Division/Contract	Units	Unit Value		Extended Value	
ING PIMCO Total Return Bond Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	407,991.294	$	17.57	$	7,168,407
ING Pioneer Fund Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	2,612.384	$	10.32	$	26,960
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	184,582.220	$	10.22	$	1,886,430
ING Retirement Conservative Portfolio - Adviser Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	1,445.871	$	8.32	$	12,030
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	760,145.043	$	9.37	$	7,122,559
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	433,506.186	$	9.63	$	4,174,665
ING Retirement Moderate Portfolio - Adviser Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	236,696.475	$	9.86	$	2,333,827
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	417,722.573	$	46.07	$	19,244,479
ING T. Rowe Price Equity Income Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	129,430.601	$	27.32	$	3,536,044
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	66,645.631	$	20.71	$	1,380,231
ING Van Kampen Global Franchise Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	32,802.062	$	12.34	$	404,777
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	333.705	$	12.13	$	4,048

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	591,751.767	$	26.47	$	15,663,669
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	5,306.893	$	9.25	$	49,089
ING Baron Small Cap Growth Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	40,780.264	$	10.10	$	411,881
ING Columbia Small Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	38,157.249	$	8.16	$	311,363
ING Davis New York Venture Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	27,541.496	$	8.89	$	244,844
ING JPMorgan Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	4,425.537	$	8.64	$	38,237
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	1,203.862	$	9.74	$	11,726
ING Oppenheimer Global Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	26,765.948	$	11.73	$	313,965
ING T. Rowe Price Growth Equity Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	25,756.129	$	8.13	$	209,397
ING Templeton Foreign Equity Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	40,513.059	$	9.67	$	391,761
ING UBS U.S. Large Cap Equity Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	5,884.296	$	9.63	$	56,666
ING Van Kampen Comstock Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	24,719.744	$	9.25	$	228,658

Division/Contract	Units	Unit Value		Extended Value	
ING Van Kampen Equity and Income Portfolio - Service Class					
Contracts in accumulation period:					
Equi-Select Separate Account A	32,592.199	$	11.15	$	363,403
ING Growth and Income Portfolio - Class I					
Contracts in accumulation period:					
Equi-Select Separate Account A	1,512,785.047	$	7.87	$	11,905,618
ING Growth and Income Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	285,237.467	$	7.82	$	2,230,557
ING BlackRock Science and Technology Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	13,876.224	$	10.02	$	139,040
ING Hang Seng Index Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	364.995	$	12.96	$	4,730
ING Index Plus LargeCap Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	20,793.978	$	9.53	$	198,167
ING Index Plus MidCap Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	26,959.511	$	10.24	$	276,065
ING Index Plus SmallCap Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	48,875.284	$	9.44	$	461,383
ING International Index Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	15,402.991	$	7.62	$	117,371
ING Russell™ Global Large Cap Index 75% Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	543.171	$	12.94	$	7,029
ING Russell™ Large Cap Growth Index Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	3,408.173	$	12.69	$	43,250
ING Russell™ Large Cap Index Portfolio - Class S					
Contracts in accumulation period:					
Equi-Select Separate Account A	4,789,047.591	$	8.17	$	39,126,519

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	3,260.390	$ 12.51	$ 40,787
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	1,042,929.772	$ 13.00	$ 13,558,087
ING Russell™ Mid Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	21,649.256	$ 8.45	$ 182,936
ING Russell™ Small Cap Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	8,115.590	$ 8.69	$ 70,524
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	4,461.878	$ 8.99	$ 40,112
ING U.S. Bond Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	17,879.347	$ 10.62	$ 189,879
ING WisdomTree℠ Global High-Yielding Equity Index Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	9,614.061	$ 7.71	$ 74,124
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	2,666,835.456	$ 9.15	$ 24,401,544
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Equi-Select Separate Account A	1,173.869	$ 11.95	$ 14,028
Legg Mason ClearBridge Variable Investors Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	1,675,321.146	$ 7.58	$ 12,698,934
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio			
Contracts in accumulation period:			
Equi-Select Separate Account A	321,899.394	$ 13.07	$ 4,207,225
Legg Mason Variable Lifestyle Allocation 50%			
Contracts in accumulation period:			
Equi-Select Separate Account A	824,397.641	$ 15.14	$ 12,481,380

Division/Contract	Units	Unit Value		Extended Value	
Legg Mason Variable Lifestyle Allocation 70%					
Contracts in accumulation period:					
Equi-Select Separate Account A	813,624.442	$	12.95	$	10,536,437
Legg Mason Variable Lifestyle Allocation 85%					
Contracts in accumulation period:					
Equi-Select Separate Account A	523,058.507	$	12.57	$	6,574,845
Legg Mason Western Asset Variable High Income Portfolio					
Contracts in accumulation period:					
Equi-Select Separate Account A	228,836.032	$	18.41	$	4,212,871
Legg Mason Western Asset Variable Money Market Portfolio					
Contracts in accumulation period:					
Equi-Select Separate Account A	203,666.990	$	13.38	$	2,725,064

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Series or Portfolios, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
BlackRock Global Allocation V.I. Fund - Class III						
2009	113	$9.53	$1,075	2.58%	1.40%	19.27%
2008	50	$7.99	$398	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
Columbia Small Cap Value Fund, Variable Series - Class B						
2009	24	$11.22	$268	0.76%	1.40%	23.30%
2008	28	$9.10	$256	0.50%	1.40%	-29.18%
2007	42	$12.85	$540	0.31%	1.40%	-3.89%
2006	57	$13.37	$766	0.33%	1.40%	17.69%
2005	79	$11.36	$891	(a)	1.40%	(a)
Fidelity® VIP Equity-Income Portfolio - Service Class 2						
2009	12	$9.38	$116	1.61%	1.40%	27.97%
2008	18	$7.33	$132	1.40%	1.40%	-43.57%
2007	34	$12.99	$439	1.72%	1.40%	-0.15%
2006	29	$13.01	$376	2.95%	1.40%	18.27%
2005	5	$11.00	$50	(a)	1.40%	(a)
Fidelity® VIP Contrafund® Portfolio - Service Class 2						
2009	109	$11.48	$1,245	1.08%	1.40%	33.64%
2008	137	$8.59	$1,173	0.69%	1.40%	-43.52%
2007	191	$15.21	$2,907	0.85%	1.40%	15.67%
2006	156	$13.15	$2,050	1.07%	1.40%	9.86%
2005	108	$11.97	$1,296	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Intermediate Bond Portfolio - Class S						
2009	156	$10.64	$1,658	6.87%	1.40%	9.69%
2008	123	$9.70	$1,196	6.19%	1.40%	-9.94%
2007	114	$10.77	$1,227	3.96%	1.40%	4.16%
2006	91	$10.34	$946	5.18%	1.40%	2.38%
2005	43	$10.10	$437	(a)	1.40%	(a)
ING American Funds Asset Allocation Portfolio						
2009	15	$8.75	$135	2.30%	1.40%	21.70%
2008	5	$7.19	$39	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds Bond Portfolio						
2009	65	$9.96	$648	2.61%	1.40%	10.54%
2008	30	$9.01	$270	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING American Funds Growth Portfolio						
2009	268	$10.76	$2,878	1.91%	1.40%	36.90%
2008	287	$7.86	$2,251	0.82%	1.40%	-45.11%
2007	372	$14.32	$5,328	0.25%	1.40%	10.24%
2006	316	$12.99	$4,099	0.17%	1.40%	8.07%
2005	180	$12.02	$2,165	(a)	1.40%	(a)
ING American Funds Growth-Income Portfolio						
2009	167	$10.04	$1,671	2.12%	1.40%	28.72%
2008	174	$7.80	$1,355	1.43%	1.40%	-39.06%
2007	212	$12.80	$2,710	1.06%	1.40%	2.98%
2006	191	$12.43	$2,370	0.64%	1.40%	13.10%
2005	41	$10.99	$446	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Funds International Portfolio						
2009	260	$13.49	$3,499	3.45%	1.40%	40.37%
2008	269	$9.61	$2,583	1.86%	1.40%	-43.27%
2007	356	$16.94	$6,021	0.87%	1.40%	17.72%
2006	299	$14.39	$4,297	0.72%	1.40%	16.71%
2005	168	$12.33	$2,065	(a)	1.40%	(a)
ING Artio Foreign Portfolio - Service Class						
2009	672	$11.43	$7,679	1.04%	1.40%	18.57%
2008	144	$9.64	$1,387	-	1.40%	-44.44%
2007	177	$17.35	$3,066	0.07%	1.40%	14.82%
2006	151	$15.11	$2,275	-	1.40%	27.40%
2005	75	$11.86	$893	(a)	1.40%	(a)
ING BlackRock Inflation Protected Bond Portfolio - Service Class						
2009	4	$10.59	$47	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING BlackRock Large Cap Growth Portfolio - Service Class						
2009	32	$9.97	$323	0.36%	1.40%	28.31%
2008	31	$7.77	$237	-	1.40%	-39.91%
2007	40	$12.93	$512	-	1.40%	5.21%
2006	57	$12.29	$706	-	1.40%	5.67%
2005	80	$11.63	$933	(a)	1.40%	(a)
ING BlackRock Large Cap Value Portfolio - Service Class						
2009	6	$9.36	$55	-	1.40%	11.30%
2008	6	$8.41	$52	-	1.40%	-36.24%
2007	13	$13.19	$171	0.52%	1.40%	2.81%
2006	17	$12.83	$212	0.64%	1.40%	14.76%
2005	3	$11.18	$35	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Clarion Global Real Estate Portfolio - Service Class						
2009	22	$9.49	$212	2.51%	1.40%	31.62%
2008	26	$7.21	$186	-	1.40%	-42.09%
2007	46	$12.45	$568	4.91%	1.40%	-8.59%
2006	6	$13.62	$84	(b)	1.40%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Clarion Real Estate Portfolio - Service Class						
2009	53	$53.29	$2,810	3.35%	1.40%	34.00%
2008	66	$39.77	$2,618	1.19%	1.40%	-39.38%
2007	103	$65.61	$6,783	1.21%	1.40%	-18.89%
2006	173	$80.89	$14,016	1.20%	1.40%	35.70%
2005	195	$59.61	$11,619	1.07%	1.40%	15.17%
ING Evergreen Health Sciences Portfolio - Service Class						
2009	33	$11.27	$372	-	1.40%	18.38%
2008	28	$9.52	$269	-	1.40%	-29.64%
2007	12	$13.53	$166	-	1.40%	7.04%
2006	18	$12.64	$226	-	1.40%	12.26%
2005	11	$11.26	$127	(a)	1.40%	(a)
ING Evergreen Omega Portfolio - Service Class						
2009	4	$12.98	$54	(f)	1.40%	(f)
2008	(f)	(f)	(f)	(f)	(f)	(f)
2007	-	$12.94	$2	-	1.40%	10.03%
2006	-	$11.76	$2	-	1.40%	4.16%
2005	2	$11.29	$27	(a)	1.40%	(a)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2009	888	$12.33	$10,947	0.46%	1.40%	37.31%
2008	980	$8.98	$8,792	0.68%	1.40%	-40.01%
2007	1,225	$14.97	$18,327	0.20%	1.40%	12.90%
2006	392	$13.26	$5,197	-	1.40%	10.32%
2005	464	$12.02	$5,574	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Franklin Income Portfolio - Service Class						
2009	87	$10.04	$870	5.79%	1.40%	30.22%
2008	84	$7.71	$651	3.04%	1.40%	-30.29%
2007	84	$11.06	$928	1.21%	1.40%	1.19%
2006	21	$10.93	$233	(b)	1.40%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Franklin Mutual Shares Portfolio - Service Class						
2009	22	$9.10	$196	-	1.40%	24.83%
2008	17	$7.29	$124	2.16%	1.40%	-38.69%
2007	29	$11.89	$339	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING Franklin Templeton Founding Strategy Portfolio - Service Class						
2009	33	$7.83	$261	2.69%	1.40%	28.57%
2008	43	$6.09	$260	-	1.40%	-36.63%
2007	54	$9.61	$521	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING Global Resources Portfolio - Service Class						
2009	77	$37.30	$2,867	0.29%	1.40%	35.59%
2008	96	$27.51	$2,645	2.03%	1.40%	-41.83%
2007	102	$47.29	$4,835	0.02%	1.40%	31.40%
2006	105	$35.99	$3,760	0.20%	1.40%	19.73%
2005	125	$30.06	$3,764	0.70%	1.40%	35.83%
ING Janus Contrarian Portfolio - Service Class						
2009	140	$11.95	$1,673	0.60%	1.40%	34.57%
2008	185	$8.88	$1,644	0.59%	1.40%	-49.72%
2007	250	$17.66	$4,416	-	1.40%	19.16%
2006	34	$14.82	$509	0.42%	1.40%	21.38%
2005	16	$12.21	$201	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2009	187	$20.67	$3,857	1.35%	1.40%	69.15%
2008	219	$12.22	$2,668	2.56%	1.40%	-51.95%
2007	270	$25.43	$6,855	0.92%	1.40%	36.50%
2006	273	$18.63	$5,079	0.54%	1.40%	33.93%
2005	297	$13.91	$4,122	0.06%	1.40%	32.98%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class						
2009	27	$11.00	$297	0.38%	1.40%	25.57%
2008	27	$8.76	$236	0.55%	1.40%	-30.97%
2007	39	$12.69	$495	0.19%	1.40%	-3.06%
2006	42	$13.09	$545	-	1.40%	15.03%
2005	8	$11.38	$94	(a)	1.40%	(a)
ING Limited Maturity Bond Portfolio - Service Class						
2009	225	$22.72	$5,110	4.90%	1.40%	5.67%
2008	279	$21.50	$5,994	6.56%	1.40%	-1.65%
2007	372	$21.86	$8,127	1.99%	1.40%	4.29%
2006	477	$20.96	$9,999	3.38%	1.40%	2.39%
2005	721	$20.47	$14,746	4.69%	1.40%	0.20%
ING Liquid Assets Portfolio - Service Class						
2009	776	$16.94	$13,146	0.10%	1.40%	-1.05%
2008	986	$17.12	$16,878	2.41%	1.40%	1.00%
2007	648	$16.95	$10,985	4.95%	1.40%	3.48%
2006	686	$16.38	$11,225	4.77%	1.40%	3.21%
2005	877	$15.87	$13,916	2.86%	1.40%	1.34%
ING Lord Abbett Affiliated Portfolio - Service Class						
2009	45	$10.27	$467	0.60%	1.40%	17.10%
2008	60	$8.77	$525	2.33%	1.40%	-37.45%
2007	85	$14.02	$1,193	1.68%	1.40%	2.71%
2006	123	$13.65	$1,672	0.81%	1.40%	15.97%
2005	162	$11.77	$1,904	1.07%	1.40%	3.98%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Service Class						
2009	1,240	$14.29	$17,708	0.84%	1.40%	27.25%
2008	1,423	$11.23	$15,964	0.51%	1.40%	-41.17%
2007	1,717	$19.09	$32,763	-	1.40%	12.56%
2006	2,227	$16.96	$37,748	-	1.40%	3.48%
2005	2,934	$16.39	$48,061	-	1.40%	7.40%
ING Marsico International Opportunities Portfolio - Service Class						
2009	12	$12.19	$148	1.23%	1.40%	35.60%
2008	20	$8.99	$178	1.22%	1.40%	-50.19%
2007	27	$18.05	$479	0.56%	1.40%	18.91%
2006	15	$15.18	$232	0.04%	1.40%	22.22%
2005	5	$12.42	$56	(a)	1.40%	(a)
ING MFS Total Return Portfolio - Service Class						
2009	1,932	$24.80	$47,874	2.31%	1.40%	16.27%
2008	2,357	$21.33	$50,234	5.63%	1.40%	-23.44%
2007	3,037	$27.86	$84,572	2.79%	1.40%	2.54%
2006	3,893	$27.17	$105,726	2.26%	1.40%	10.36%
2005	5,275	$24.62	$129,806	2.19%	1.40%	1.48%
ING MFS Utilities Portfolio - Service Class						
2009	95	$14.85	$1,408	5.20%	1.40%	30.95%
2008	117	$11.34	$1,325	3.36%	1.40%	-38.57%
2007	125	$18.46	$2,308	0.77%	1.40%	25.58%
2006	72	$14.70	$1,060	0.06%	1.40%	28.95%
2005	20	$11.40	$229	(a)	1.40%	(a)
ING Oppenheimer Active Allocation Portfolio - Service Class						
2009	1	$12.93	$10	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING PIMCO High Yield Portfolio - Service Class						
2009	171	$13.65	$2,329	8.17%	1.40%	47.41%
2008	204	$9.26	$1,884	8.47%	1.40%	-23.66%
2007	293	$12.13	$3,548	6.61%	1.40%	1.42%
2006	354	$11.96	$4,232	6.30%	1.40%	7.46%
2005	438	$11.13	$4,875	6.39%	1.40%	2.87%
ING PIMCO Total Return Bond Portfolio - Service Class						
2009	408	$17.57	$7,165	3.85%	1.40%	12.85%
2008	427	$15.57	$6,648	3.11%	1.40%	2.70%
2007	413	$15.16	$6,265	3.24%	1.40%	7.44%
2006	483	$14.11	$6,809	2.49%	1.40%	2.92%
2005	587	$13.71	$8,046	3.45%	1.40%	1.03%
ING Pioneer Fund Portfolio - Service Class						
2009	3	$10.32	$27	-	1.40%	22.42%
2008	3	$8.43	$22	2.86%	1.40%	-35.65%
2007	4	$13.10	$48	-	1.40%	3.64%
2006	5	$12.64	$65	-	1.40%	15.12%
2005	3	$10.98	$36	(a)	1.40%	(a)
ING Pioneer Mid Cap Value Portfolio - Service Class						
2009	185	$10.22	$1,885	1.17%	1.40%	23.43%
2008	205	$8.28	$1,695	2.12%	1.40%	-34.08%
2007	45	$12.56	$567	0.65%	1.40%	4.06%
2006	30	$12.07	$358	0.19%	1.40%	10.73%
2005	29	$10.90	$314	(a)	1.40%	(a)
ING Retirement Conservative Portfolio - Adviser Class						
2009	1	$8.32	$12	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Retirement Growth Portfolio - Adviser Class						
2009	760	$9.37	$7,119	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Retirement Moderate Growth Portfolio - Adviser Class						
2009	434	$9.63	$4,173	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Retirement Moderate Portfolio - Adviser Class						
2009	237	$9.86	$2,333	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class						
2009	418	$46.07	$19,234	1.79%	1.40%	31.40%
2008	489	$35.06	$17,122	4.10%	1.40%	-28.54%
2007	616	$49.06	$30,192	1.82%	1.40%	2.94%
2006	722	$47.66	$34,370	1.16%	1.40%	13.02%
2005	928	$42.17	$39,102	1.32%	1.40%	6.25%
ING T. Rowe Price Equity Income Portfolio - Service Class						
2009	129	$27.32	$3,534	1.59%	1.40%	23.23%
2008	152	$22.17	$3,365	3.97%	1.40%	-36.60%
2007	193	$34.97	$6,757	1.43%	1.40%	1.63%
2006	239	$34.41	$8,221	1.35%	1.40%	17.44%
2005	306	$29.30	$8,967	1.20%	1.40%	2.45%

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Templeton Global Growth Portfolio - Service Class						
2009	67	$20.71	$1,379	2.01%	1.40%	30.42%
2008	82	$15.88	$1,305	0.94%	1.40%	-40.50%
2007	111	$26.69	$2,954	1.05%	1.40%	0.95%
2006	149	$26.44	$3,932	0.93%	1.40%	20.24%
2005	182	$21.99	$4,005	0.76%	1.40%	8.33%
ING Van Kampen Global Franchise Portfolio - Service Class						
2009	33	$12.34	$405	6.88%	1.40%	27.09%
2008	36	$9.71	$351	1.83%	1.40%	-29.54%
2007	46	$13.78	$632	-	1.40%	8.16%
2006	42	$12.74	$529	1.78%	1.40%	19.62%
2005	19	$10.65	$205	(a)	1.40%	(a)
ING Van Kampen Global Tactical Asset Allocation Portfolio - Service Class						
2009	-	$12.13	$4	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Growth and Income Portfolio - Service Class						
2009	592	$26.47	$15,653	1.18%	1.40%	22.21%
2008	708	$21.66	$15,315	3.63%	1.40%	-33.17%
2007	902	$32.41	$29,216	1.52%	1.40%	1.15%
2006	1,169	$32.04	$37,434	1.13%	1.40%	14.39%
2005	1,497	$28.01	$41,913	1.03%	1.40%	8.52%
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2009	5	$9.25	$49	-	1.40%	28.29%
2008	6	$7.21	$40	1.48%	1.40%	-33.73%
2007	9	$10.88	$95	-	1.40%	-5.06%
2006	8	$11.46	$96	0.48%	1.40%	17.90%
2005	-	$9.72	$1	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Baron Small Cap Growth Portfolio - Service Class						
2009	41	$10.10	$412	-	1.40%	33.25%
2008	44	$7.58	$332	-	1.40%	-42.05%
2007	48	$13.08	$626	-	1.40%	4.56%
2006	42	$12.51	$522	-	1.40%	13.62%
2005	38	$11.01	$418	(a)	1.40%	(a)
ING Columbia Small Cap Value Portfolio - Service Class						
2009	38	$8.16	$311	1.18%	1.40%	23.08%
2008	56	$6.63	$369	-	1.40%	-35.06%
2007	43	$10.21	$439	-	1.40%	1.59%
2006	27	$10.05	$267	(b)	1.40%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Davis New York Venture Portfolio - Service Class						
2009	28	$8.89	$245	0.50%	1.40%	29.78%
2008	22	$6.85	$152	0.78%	1.40%	-40.07%
2007	31	$11.43	$359	0.33%	1.40%	2.70%
2006	21	$11.13	$239	-	1.40%	12.31%
2005	1	$9.91	$7	(a)	1.40%	(a)
ING JPMorgan Mid Cap Value Portfolio - Service Class						
2009	4	$8.64	$38	-	1.40%	23.78%
2008	2	$6.98	$14	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class						
2009	1	$9.74	$12	-	1.40%	30.21%
2008	2	$7.48	$12	-	1.40%	-40.21%
2007	4	$12.51	$46	-	1.40%	-3.25%
2006	5	$12.93	$68	-	1.40%	8.47%
2005	1	$11.92	$16	(a)	1.40%	(a)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Global Portfolio - Service Class						
2009	27	$11.73	$314	2.01%	1.40%	37.35%
2008	33	$8.54	$282	2.13%	1.40%	-41.31%
2007	39	$14.55	$562	1.25%	1.40%	4.83%
2006	29	$13.88	$399	0.09%	1.40%	15.96%
2005	12	$11.97	$142	(a)	1.40%	(a)
ING T. Rowe Price Growth Equity Portfolio - Service Class						
2009	26	$8.13	$209	-	1.40%	40.66%
2008	1	$5.78	$4	-	1.40%	-43.17%
2007	1	$10.17	$12	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING Templeton Foreign Equity Portfolio - Service Class						
2009	41	$9.67	$392	-	1.40%	29.97%
2008	36	$7.44	$271	2.37%	1.40%	-41.46%
2007	25	$12.71	$319	1.11%	1.40%	13.69%
2006	4	$11.18	$41	(b)	1.40%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING UBS U.S. Large Cap Equity Portfolio - Service Class						
2009	6	$9.63	$57	1.83%	1.40%	29.78%
2008	7	$7.42	$52	1.09%	1.40%	-40.88%
2007	11	$12.55	$132	0.69%	1.40%	-0.48%
2006	12	$12.61	$156	0.40%	1.40%	12.69%
2005	4	$11.19	$46	(a)	1.40%	(a)
ING Van Kampen Comstock Portfolio - Service Class						
2009	25	$9.25	$229	2.15%	1.40%	26.71%
2008	32	$7.30	$236	2.53%	1.40%	-37.39%
2007	61	$11.66	$712	1.52%	1.40%	-3.64%
2006	60	$12.10	$732	0.71%	1.40%	14.26%
2005	20	$10.59	$211	(a)	1.40%	(a)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Equity and Income Portfolio - Service Class						
2009	33	$11.15	$363	1.63%	1.40%	20.67%
2008	27	$9.24	$251	4.96%	1.40%	-24.63%
2007	35	$12.26	$435	1.50%	1.40%	1.83%
2006	19	$12.04	$232	2.55%	1.40%	10.87%
2005	8	$10.86	$87	(a)	1.40%	(a)
ING Growth and Income Portfolio - Class I						
2009	1,513	$7.87	$11,897	1.36%	1.40%	28.59%
2008	1,863	$6.12	$11,392	1.38%	1.40%	-38.55%
2007	2,311	$9.96	$23,002	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING Growth and Income Portfolio - Class S						
2009	285	$7.82	$2,230	1.24%	1.40%	28.20%
2008	321	$6.10	$1,953	3.99%	1.40%	-38.69%
2007	-	$9.95	$4	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING BlackRock Science and Technology Opportunities Portfolio - Class S						
2009	14	$10.02	$139	-	1.40%	50.45%
2008	6	$6.66	$40	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Hang Seng Index Portfolio - Class S						
2009	-	$12.96	$5	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)

105

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Index Plus LargeCap Portfolio - Class S						
2009	21	$9.53	$198	2.61%	1.40%	21.25%
2008	24	$7.86	$185	2.11%	1.40%	-38.26%
2007	23	$12.73	$290	0.97%	1.40%	3.24%
2006	27	$12.33	$330	1.26%	1.40%	12.71%
2005	4	$10.94	$45	(a)	1.40%	(a)
ING Index Plus MidCap Portfolio - Class S						
2009	27	$10.24	$276	1.37%	1.40%	29.62%
2008	39	$7.90	$308	1.39%	1.40%	-38.57%
2007	54	$12.86	$697	0.46%	1.40%	3.79%
2006	48	$12.39	$597	0.41%	1.40%	7.55%
2005	24	$11.52	$277	(a)	1.40%	(a)
ING Index Plus SmallCap Portfolio - Class S						
2009	49	$9.44	$461	1.29%	1.40%	22.76%
2008	61	$7.69	$468	0.67%	1.40%	-34.55%
2007	87	$11.75	$1,023	0.09%	1.40%	-7.84%
2006	93	$12.75	$1,190	0.22%	1.40%	11.94%
2005	26	$11.39	$301	(a)	1.40%	(a)
ING International Index Portfolio - Class S						
2009	15	$7.62	$117	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Global Large Cap Index 75% Portfolio - Class S						
2009	1	$12.94	$7	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Russell™ Large Cap Growth Index Portfolio - Class S						
2009	3	$12.69	$43	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Large Cap Index Portfolio - Class S						
2009	4,789	$8.17	$39,096	-	1.40%	21.76%
2008	1	$6.71	$4	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Russell™ Large Cap Value Index Portfolio - Class S						
2009	3	$12.51	$41	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Mid Cap Growth Index Portfolio - Class S						
2009	1,043	$13.00	$13,547	(e)	1.40%	(e)
2008	(e)	(e)	(e)	(e)	(e)	(e)
2007	(e)	(e)	(e)	(e)	(e)	(e)
2006	(e)	(e)	(e)	(e)	(e)	(e)
2005	(e)	(e)	(e)	(e)	(e)	(e)
ING Russell™ Mid Cap Index Portfolio - Class S						
2009	22	$8.45	$183	-	1.40%	37.85%
2008	2	$6.13	$11	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Russell™ Small Cap Index Portfolio - Class S						
2009	8	$8.69	$71	-	1.40%	24.68%
2008	5	$6.97	$36	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING Small Company Portfolio - Class S						
2009	4	$8.99	$40	-	1.40%	25.38%
2008	4	$7.17	$30	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING U.S. Bond Index Portfolio - Class S						
2009	18	$10.62	$190	2.37%	1.40%	4.12%
2008	6	$10.20	$63	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio - Class S						
2009	10	$7.71	$74	-	1.40%	28.07%
2008	11	$6.02	$64	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING MidCap Opportunities Portfolio - Class S						
2009	2,667	$9.15	$24,381	0.12%	1.40%	39.06%
2008	2,997	$6.58	$19,697	(d)	1.40%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING SmallCap Opportunities Portfolio - Class S						
2009	1	$11.95	$14	-	1.40%	28.91%
2008	1	$9.27	$10	-	1.40%	-35.49%
2007	5	$14.37	$65	-	1.40%	8.29%
2006	6	$13.27	$79	-	1.40%	10.77%
2005	8	$11.98	$95	(a)	1.40%	(a)
Legg Mason ClearBridge Variable Investors Portfolio						
2009	1,675	$7.58	$12,691	1.70%	1.40%	22.85%
2008	2,110	$6.17	$13,008	1.24%	1.40%	-36.59%
2007	2,601	$9.73	$25,291	(c)	1.40%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
Legg Mason Global Currents Variable International All Cap Opportunity Portfolio						
2009	322	$13.07	$4,204	1.06%	1.40%	26.77%
2008	381	$10.31	$3,926	1.88%	1.40%	-44.18%
2007	467	$18.47	$8,615	0.86%	1.40%	4.88%
2006	595	$17.61	$10,469	1.84%	1.40%	24.10%
2005	849	$14.19	$12,037	1.22%	1.40%	10.17%
Legg Mason Variable Lifestyle Allocation 50%						
2009	824	$15.14	$12,475	4.62%	1.40%	30.40%
2008	1,037	$11.61	$12,029	3.22%	1.40%	-28.33%
2007	1,388	$16.20	$22,470	3.34%	1.40%	1.76%
2006	1,688	$15.92	$26,860	2.49%	1.40%	6.70%
2005	2,243	$14.92	$33,447	2.07%	1.40%	1.08%
Legg Mason Variable Lifestyle Allocation 70%						
2009	814	$12.95	$10,529	3.32%	1.40%	31.07%
2008	931	$9.88	$9,192	2.22%	1.40%	-33.74%
2007	1,231	$14.91	$18,342	2.55%	1.40%	2.40%
2006	1,509	$14.56	$21,955	1.69%	1.40%	7.30%
2005	2,004	$13.57	$27,185	1.37%	1.40%	3.27%

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Legg Mason Variable Lifestyle Allocation 85%						
2009	523	$12.57	$6,569	2.22%	1.40%	30.67%
2008	598	$9.62	$5,749	1.64%	1.40%	-38.29%
2007	734	$15.59	$11,438	1.46%	1.40%	1.90%
2006	930	$15.30	$14,226	0.94%	1.40%	7.90%
2005	1,203	$14.18	$17,040	0.40%	1.40%	4.57%
Legg Mason Western Asset Variable High Income Portfolio						
2009	229	$18.41	$4,211	11.10%	1.40%	57.75%
2008	286	$11.67	$3,338	10.30%	1.40%	-30.99%
2007	392	$16.91	$6,628	7.98%	1.40%	-1.11%
2006	491	$17.10	$8,391	6.85%	1.40%	9.40%
2005	656	$15.63	$10,245	7.16%	1.40%	1.23%
Legg Mason Western Asset Variable Money Market Portfolio						
2009	204	$13.38	$2,724	0.23%	1.40%	-1.18%
2008	246	$13.54	$3,334	2.38%	1.40%	1.12%
2007	252	$13.39	$3,379	4.61%	1.40%	3.48%
2006	272	$12.94	$3,522	4.54%	1.40%	3.19%
2005	334	$12.54	$4,189	2.78%	1.40%	1.37%

(a) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.
(f) As investment Division had no Net Assets at December 31, 2008, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.